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As filed with the Securities and Exchange Commission on March 1, 2004

Registration Statement No. 333-111916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2 to
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORLEANS HOMEBUILDERS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	59-0874323
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

One Greenwood Square, Suite 101
3333 Street Road
Bensalem, PA 19020
(215) 245-7500
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Joseph A. Santangelo
One Greenwood Square, Suite 101
3333 Street Road
Bensalem, PA 19020
(215) 245-7500
(215) 633-2352 (Fax)
(Name, address including zip code and telephone number, including area code, of agent for service)

Copies of all communications to:

Jason M. Shargel Wolf, Block, Schorr and Solis-Cohen LLP 1650 Arch Street, 22nd Floor Philadelphia, PA 19103-2097 (215) 977-2216 (215) 405-3816 (Fax)	Bruce A. Toth Gregory J. Bynan Winston & Strawn LLP 35 W. Wacker Drive Chicago, IL 60601 (312) 558-5600 (312) 558-5700 (Fax)

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 1, 2004

PRELIMINARY PROSPECTUS

2,000,000 Shares

Orleans Homebuilders, Inc.
Common Stock

        We are offering 2,000,000 shares of our common stock. Our common stock is traded on the American Stock Exchange under the symbol "OHB." On February 27, 2004, the last reported sale price of our common stock on the American Stock Exchange was $21.05 per share.

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 7 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Orleans Homebuilders, Inc., before expenses	$	$

        The underwriters may also purchase an additional 300,000 shares, of which 50,000 shares will be sold by us and the balance by certain of our shareholders at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments. We will not receive any proceeds from the sale of any shares sold by the selling shareholders.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                        , 2004.

Deutsche Bank Securities	Wachovia Securities

JMP Securities

The date of this prospectus is                            , 2004

ORLEANS
HOMEBUILDERS
Building Trust Since 1918.
PARKER & ORLEANS
HOMEBUILDERS
MASTERPIECE
Homes

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell the securities being offered in this prospectus. The information in this prospectus may only be accurate on the date of this prospectus.

i

PROSPECTUS SUMMARY

         The following summary contains basic information about this offering. It may not contain all of the information which is important to you. For further information, as applicable, see the more detailed information appearing elsewhere in this prospectus or the documents that are incorporated by reference in this prospectus. Unless we indicate otherwise or the context requires otherwise, the information in this prospectus assumes the underwriters' over-allotment option is not exercised, and the terms "we," "our," "us," or the "Company" refer to Orleans Homebuilders, Inc. and its subsidiaries; "Parker & Orleans" refers to our subsidiaries Parker & Lancaster Corporation and Parker & Orleans Homebuilders, Inc.; and "Masterpiece Homes" refers to our subsidiary Masterpiece Homes, Inc. and, as applicable, its subsidiary, Masterpiece Homes and Properties, Inc. References to a given fiscal year are to the 12-month period ended June 30 of that year. For example, the phrase "fiscal 2003" refers to the 12-month period ended June 30, 2003. The terms "new order," "backlog," "residential revenue," "total earned revenues," and "public homebuilder peer group" are defined on page 4 of this prospectus.

Overview

        We develop, build and market high-quality single-family homes, townhouses and condominiums. We serve a broad customer base including first-time, move-up, luxury, empty nester and active adult homebuyers. We currently operate in the following nine markets: Southeastern Pennsylvania; Central New Jersey; Southern New Jersey; Charlotte, Raleigh and Greensboro, North Carolina; Richmond and Tidewater, Virginia; and Orlando, Florida. In our Charlotte, North Carolina market we also have operations in adjacent counties in South Carolina.

        We have been in operation for 85 years and are a leading homebuilder in our Pennsylvania and New Jersey markets. In each year since 1995, we have ranked among the top three homebuilders in the Philadelphia metropolitan area based on the number of new orders. In October 2000, pursuant to a strategic initiative to target growth in new geographic markets, we entered our North Carolina and Virginia markets through our acquisition of Parker & Lancaster Corporation. In July 2003, we entered the Orlando, Florida market through our acquisition of Masterpiece Homes.

        From fiscal 1999 to fiscal 2003, we achieved compound annual growth rates in total earned revenues of 27% and net income of 50%. Our recent growth is the result of both internal expansion and the acquisition of other homebuilders. We have also benefitted from strong demand for new homes as a result of population growth and historically low interest rates. Residential revenue attributable to our Pennsylvania and New Jersey operations grew from approximately $144 million in fiscal 1999 to approximately $247 million in fiscal 2003. New orders in our North Carolina and Virginia markets grew 39% from approximately $126 million in fiscal 2002 to approximately $176 million in fiscal 2003, our second full year operating in these markets. New orders for Masterpiece Homes grew 75% from approximately $40 million for the 12-month period ended December 31, 2002 to approximately $70 million for the 12-month period ended December 31, 2003.

        We believe we are well positioned for continued growth. At December 31, 2003, our backlog was approximately $368 million representing 1,079 homes compared to a backlog of approximately $232 million representing 650 homes at December 31, 2002. At December 31, 2003, we were selling homes in 81 communities and owned or controlled 11,045 lots. Our future rate of growth will depend in part on the continued strong demand for new homes in our markets and our ability to identify and acquire new land positions and, potentially, other homebuilders.

        Our executive offices are located at One Greenwood Square, Suite 101, 3333 Street Road, Bensalem, Pennsylvania 19020. Our telephone number is (215) 245-7500. Our corporate Website is www.orleanshomes.com. We do not intend the information on our Website to constitute part of this prospectus.

Competitive Strengths

        Over the past four years, the percentage growth of our total earned revenues, net income and earnings per share has been near the top of our public homebuilder peer group. In addition, our return on average shareholders' equity (net income divided by average shareholders' equity) of 34% for the 12-month period ended December 31, 2003 was one of the highest in our public homebuilder peer group during that period. We believe that this strong performance has been achieved as a result of our competitive strengths and the successful execution of our business strategy. Our competitive strengths include the following:

Product and Customer Diversification

        We develop, build and market high-quality single-family homes, townhouses and condominiums to serve various homebuyer segments, including first-time, move-up, luxury, empty nester and active adult. Our homes range in price from approximately $90,000 to over $1 million. Our broad range of home designs and price points allows us to capitalize on favorable economic and demographic trends within our markets. We believe our home customization program of pre-priced designer options allows us to meet individual buyer preferences and increase the number of homes we sell while enhancing our profitability. This product breadth enables us to position ourselves in the most attractive homebuyer segments within each market.

Land Entitlement and Development Expertise

        For over 40 years, we have entitled and developed land in the highly regulated Pennsylvania and New Jersey markets. As a result, we have expertise in all aspects of the site selection, land planning, entitlement and land development processes which we leverage across all of our markets. We believe this enables us to secure attractive land positions earlier than many of our competitors, design better land plans for our communities and enhance our profitability. Despite our land entitlement and development expertise, if the localities in which we operate adopt "slow growth" or "no growth" policies, we could encounter increased difficulty entitling and developing land.

Attractive Land Positions

        We assemble attractive land positions utilizing our disciplined site selection process and land development expertise. At December 31, 2003, we owned or controlled 6,930 lots in Pennsylvania and New Jersey. We believe the restrictions on the development of new lots in these markets have increased, and will continue to increase, the market value of our significant land positions. In our North Carolina, Virginia and Florida markets, we owned or controlled 4,115 lots at December 31, 2003. The reduced availability of suitable land and developed homesites could make it difficult to maintain our attractive land positions.

Strong Brand Recognition

        We operate in our Pennsylvania and New Jersey markets as Orleans Homebuilders, in our North Carolina and Virginia markets as Parker & Orleans Homebuilders, and in our Florida market as Masterpiece Homes. We believe we are recognized in our markets for providing high-quality, well designed homes in desirable communities. In each of our markets, however, we compete with other homebuilders that may have greater brand recognition. During 2003, we received over 30 awards recognizing our superior home designs. Under the Orleans name, we have built brand recognition with operations dating back to 1918. Parker & Lancaster Corporation began homebuilding operations in 1976 and we believe it has created a reputation for quality in our Virginia and North Carolina markets with both homebuyers and the real estate brokerage community. Masterpiece Homes also has a reputation for quality, winning the J.D. Power & Associates award for Highest Owner Satisfaction Among New Home Builders in the Orlando Area for the past three years.

Experienced Management Team

        Our four most senior executives, who have each been with us for over 15 years, provide senior management continuity. Our Chief Executive Officer and Chief Operating Officer are third and second generation homebuilders, respectively. Our division managers, who have an average of over 15 years of homebuilding industry experience, complement our senior management and provide local expertise and market knowledge.

Business Strategy

        Our business strategy is as follows:

Grow in Existing Markets

        We will continue to focus on growth in each of our existing markets.

        We believe there are significant opportunities for growth in our North Carolina and Virginia markets. Our ability to capitalize on these opportunities will depend upon, among other factors, the effectiveness of our local management in these markets. Currently, our North Carolina and Virginia markets are highly fragmented with numerous small private builders. We intend to increase our market share in each of these markets by continuing to increase our number of active communities and expand our product offering. We believe our ability to offer customized home designs at competitive prices in desirable locations provides us with a significant competitive advantage and will facilitate our growth.

        We also believe our acquisition of Masterpiece Homes provides significant opportunities for growth in the Florida market. Currently, Masterpiece Homes sells homes primarily to first-time buyers in the Orlando market. We intend to utilize our product diversity and site selection and land development expertise to increase the number of active communities targeting move-up, empty nester and active adult buyers. We plan to leverage the Masterpiece Homes brand and management skills to expand into other attractive Florida markets including, potentially, Jacksonville and Tampa.

        We believe that our attractive land positions and site selection and land development expertise will allow us to continue to increase the profitability of our Pennsylvania and New Jersey operations. These markets are characterized by significant barriers to entry and homebuilder consolidation which should continue to improve our competitive position and provide favorable pricing opportunities. In addition, we will continue to capitalize on the demographic and economic trends in these markets, focusing on our home customization and design strengths to increase our margins. We also plan to expand selectively into neighboring markets.

Expand into New Markets

        We regularly evaluate opportunities to expand into new markets that will allow us to capitalize on our competitive strengths. This may include expanding through both start-up operations as well as the acquisition of other homebuilders with strong local management. We offer private homebuilders the ability to leverage their local market knowledge and relationships with our greater financial resources, broad product offering and site selection and land development expertise. We provide acquired companies and their management the opportunity to become our growth platform in their markets. These attributes were instrumental in our acquisition of Parker & Lancaster Corporation and Masterpiece Homes. In the event we expand into new markets, we could encounter difficulties in integrating and growing our operations in these markets.

Target the Most Attractive Homebuyer Segments

        We offer a broad range of homes in desirable locations and an extensive home customization program. As a result, we are able to target the most attractive homebuyer segments in each of our markets. Our breadth of product enables us to take advantage of changes in homebuyer preferences. Although we believe these strengths help us to compete against other homebuilders in our markets, some of our competitors may have greater financial resources, more established market positions or other advantages over us.

Implement Best Management Practices and Pursue Additional Economies of Scale

        We intend to focus on margin growth by further implementing best management practices across all of our markets. We continually evaluate our systems and procedures to improve our operations and leverage our corporate and divisional overhead to achieve additional economies of scale. We will continue to centralize key administrative functions, such as finance and accounting, where opportunities for cost efficiencies exist.

Maintain Attractive Land Positions

        We intend to continue to utilize our disciplined site selection process and land development expertise to maintain our attractive land positions, which may become more difficult if governmental regulation of land development becomes more restrictive. We actively manage the lots we control giving consideration to homebuyer preferences and projected growth targets in each of our markets.

Certain Definitions

        The following words or phrases when used in this prospectus have the meanings set forth:

  •
  New order - We obtain a new order at the time a homebuyer executes a contract to purchase a home.

  •
  Backlog - Our backlog consists of homes for which homebuyers have executed home sale contracts, but for which we have not yet conveyed title.

  •
  Residential revenue - We earn residential revenue when we convey title to a homebuyer at the time of closing.

  •
  Total earned revenues - Total earned revenues include residential revenue as well as revenue from land sales and other income.

  •
  Public homebuilder peer group - Our "public homebuilder peer group" consists of publicly traded companies based in the United States whose primary business is on-site homebuilding that had annual revenues in excess of $200 million for the most recently reported 12 months.

The Offering

        The following summary is not intended to be complete. For a more detailed description of our common stock, see "Description of Securities – Common Stock" on page 58 of this prospectus.

Common stock offered by us	2,000,000 shares
Common stock to be outstanding after this offering	17,413,731 shares
Use of proceeds
We plan to use the proceeds received by us in this offering for the repayment of debt and for other general corporate purposes. See "Use of Proceeds" on page 16 of this prospectus for a more complete description of our intended application of the proceeds.
American Stock Exchange Symbol	OHB

        The number of shares of common stock outstanding after the offering is based upon the number of shares outstanding as of December 31, 2003 and excludes: (i) up to 678,000 shares of common stock issuable upon the exercise of options outstanding, of which 633,000 shares are immediately exercisable; (ii) 75,000 shares issuable to certain of our employees, subject to certain conditions, pursuant to agreements with those employees; and (iii) 666,668 shares issuable to our Chairman, Jeffrey P. Orleans, upon conversion of the remaining $1 million of principal amount outstanding under the Convertible Subordinated 7% Note we issued to Mr. Orleans in 1996. See "Description of Securities – Convertible Promissory Note" on page 59 of this prospectus for additional information regarding the Convertible Subordinated 7% Note.

Summary Financial Information

        The following table sets forth our summary financial information. The summary financial information in the table for the three fiscal years ended June 30, 2003 has been derived from our Audited Consolidated Financial Statements. The summary financial information in the table for the six-month periods ended December 31, 2003 and 2002 has been derived from our Unaudited Consolidated Financial Statements. Our Unaudited Consolidated Financial Statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 21 of this prospectus and our Audited and Unaudited Consolidated Financial Statements and related notes contained elsewhere in this prospectus.

	Six months ended December 31,		Fiscal year ended June 30,
	2003(1)	2002	2003	2002	2001(2)
	(unaudited)
	(in thousands, except homes and per share data)
Statement of earnings data:
Total earned revenues	$223,150	$174,568	$388,485	$354,656	$287,222
Cost of sales	(172,693)	(135,081)	(298,377)	(286,215)	(239,083)

Gross profit	50,457	39,487	90,108	68,441	48,139
Selling, general and administrative	(25,558)	(20,069)	(44,821)	(39,599)	(30,181)
Interest, net of amounts capitalized	(210)	(83)	(232)	(122)	(425)

Income from operations before income taxes	24,689	19,335	45,055	28,720	17,533
Income taxes	(9,706)	(7,348)	(17,758)	(10,807)	(6,774)

Net income	$14,983	$11,987	$27,297	$17,913	$10,759

Preferred dividends	(104)	(105)	(210)	(210)	(210)

Net income available for common shareholders	$14,879	$11,882	$27,087	$17,703	$10,549

Earnings per share:
Basic	$1.16	$0.98	$2.18	$1.51	$0.91
Diluted	0.90	0.72	1.65	1.09	0.67
Weighted average common shares outstanding:
Basic	12,846	12,098	12,441	11,745	11,552
Diluted	16,740	16,649	16,652	16,568	16,246
Supplemental operating data:
Homes delivered (homes)	761	580	1,243	1,322	1,085
Average sales price per home delivered	$289	$297	$308	$266	$260
New sales contracts, net of cancellations (homes)	790	583	1,348	1,279	1,183
Backlog at end of period (homes)	1,079	650	752	647	623
Backlog at end of period, contract value	$368,324	$231,831	$285,767	$206,064	$187,098

	As of December 31, 2003
	Actual	Pro forma(3)
	(unaudited)
	(in thousands)
Balance sheet data:
Residential properties	$150,021	$150,021
Land and improvements	116,776	116,776
Inventory not owned(4)	19,888	19,888
Land deposits and costs of future developments	34,109	34,109
Total assets	366,216	366,216
Obligations related to inventory not owned(4)	19,167	19,167
Mortgage obligations secured by real estate	169,302	130,318
Notes payable	2,995	2,745
Shareholders' equity	105,669	144,904

(1)
Includes operations of Masterpiece Homes for the period subsequent to the July 28, 2003 acquisition date through December 31, 2003.

(2)
Includes operations of Parker & Orleans for the period subsequent to the October 13, 2000 acquisition date through June 30, 2001.

(3)
Gives effect to the application of the proceeds we anticipate receiving from this offering, after deducting fees, commissions and other costs that we will pay. See "Use of Proceeds" on page 16 of this prospectus.

(4)
As more fully described in Note 1 to our Audited Consolidated Financial Statements contained elsewhere in this prospectus, we were required to consolidate certain special purpose entities in which we had an effective variable financial interest represented by a contract to acquire property from the variable interest entity under which we had a substantial non-refundable deposit.

RISK FACTORS

        Investing in our common stock involves risk. In addition to the other information set forth elsewhere in this prospectus, the following factors relating to us and our common stock should be considered carefully in deciding whether to invest in our common stock.

Risks Related to Us and Our Business

Future increases in interest rates or a decrease in the availability of mortgage financing could lead to fewer home sales, which could adversely affect our total earned revenues and earnings.

        The large majority of our customers finance their purchases through mortgage financing obtained through us or other sources and our business and earnings, therefore, depend on the ability of our customers to obtain mortgages for their home purchases. In recent years, mortgage interest rates have been very low when viewed in a historical context. Increases in mortgage interest rates or decreases in the availability of mortgage financing could cause a decline in the market for our homes as potential homebuyers may not be able to obtain affordable financing. In particular, because the availability of mortgage financing is an important factor in marketing many of our homes, any limitations or restrictions on the availability of mortgage financing or increases in mortgage interest rates could reduce our home sales, the lending volume at our mortgage brokerage subsidiary and our total earned revenues, earnings and future backlog. Even if our potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing.

We are subject to substantial risks with respect to the land and home inventories we maintain and fluctuations in market conditions may affect our ability to sell our land and home inventories at expected prices, if at all, which could reduce our total earned revenues and earnings.

        As a homebuilder, we must constantly locate and acquire new tracts of land for development and developed land to support our homebuilding operations. There is a lag between the time we acquire land for development or developed homesites and the time that we can bring the communities built on the acquired land to market and deliver homes. As a result, we face the risk that demand for housing may decline during this period and that we will not be able to dispose of developed properties or undeveloped land or homesites acquired for development at expected prices or within anticipated time frames or at all. The market value of home inventories, undeveloped land and developed homesites can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds used to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes, land or lots at a loss or for prices that generate lower profit than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with generally accepted accounting principles if values decline.

Our business is subject to governmental regulations that may delay, increase the cost of, prohibit or severely restrict our development and homebuilding projects and reduce our total earned revenues and growth.

        We are subject to extensive and complex laws and regulations that affect the land development and homebuilding process, including laws and regulations related to zoning, permitted land uses, levels of density, building design, elevation of properties, water and waste disposal and use of open spaces. In addition, we and our subcontractors are subject to laws and regulations relating to worker health and safety. We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment. In some of the markets in which we operate, we are required to pay environmental impact fees, use energy saving construction materials and give commitments to provide certain infrastructure such as roads and sewage systems. We must also obtain permits and approvals from local authorities to complete residential development or home construction. The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, cause us to incur substantial compliance and other increased costs, and prohibit or severely restrict development and homebuilding activity in certain areas in which we operate, especially Pennsylvania and New Jersey. If we are unable to continue to develop communities and build and deliver homes as a result of these restrictions or if our compliance costs increase substantially, our total earned revenues may be reduced and we may not be able to continue our current level of growth.

States, cities and counties in which we operate have adopted, or may adopt, slow or no growth initiatives which would reduce our ability to build and sell homes in these areas and could adversely affect our total earned revenues and earnings.

        Several states, cities and counties in which we operate have approved, and others in which we operate may approve, various "slow growth" or "no growth" initiatives and other ballot measures that could reduce the amount of land and building opportunities within those localities. This could lead us to sell fewer homes and reduce our earnings. Approval of slow or no growth measures would reduce our ability to acquire land and to build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could have an adverse effect on our total earned revenues and earnings.

        Expansion of regulation in the housing industry has increased the time required to obtain the necessary approvals to begin construction and has prolonged the time between the initial acquisition of land or land options and the commencement and completion of construction. These delays can increase our costs, decrease our profitability and increase the risks associated with the land inventories we maintain.

        Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. In some areas, municipalities may enact growth initiatives that would restrict the number of building permits available in a given year. If municipalities in which we operate take actions like these, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to build in those municipalities. This, in turn, could reduce the number of homes we sell and decrease our total earned revenues.

We may not be successful in our effort to identify, complete or integrate acquisitions, which could disrupt the activities of our current business and adversely affect our results of operations and future growth.

        A principal component of our business strategy is to continue to grow profitably, including, when appropriate, by acquiring other homebuilders. We may not be successful in implementing our acquisition strategy, and growth may not continue at historical levels or at all. We acquired Parker & Lancaster Corporation in October 2000 and Masterpiece Homes in July 2003. When acquiring another company, we may have difficulty assimilating the operations of acquired businesses, incur unanticipated liabilities or expenses, and our management's attention may be diverted from our current business. The acquisition of other companies is also likely to result in our entering markets in which we have limited or no experience. The failure to identify or complete business acquisitions, or successfully integrate the businesses we acquire, could adversely affect our results of operations and future growth. In addition, our acquisitions may not be as profitable as we anticipate or could even produce losses.

We are dependent on the services of certain key employees and the loss of their services could harm our business.

        Our success largely depends on the continuing services of certain key employees, including our Chairman and Chief Executive Officer, Jeffrey P. Orleans, and Michael T. Vesey, President and Chief

Operating Officer. Our continued success also depends on our ability to attract and retain qualified personnel. We believe that Mr. Orleans and Mr. Vesey each possess valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of these and other key employees could harm our operations and business plans.

We may not be able to acquire suitable land at reasonable prices, which could result in cost increases we are unable to recover and reduce our total earned revenues and earnings.

        We have experienced an increase in competition for available land and developed homesites in some of our markets as a result of a reduced availability of suitable parcels of land and developed homesites in these markets. Our ability to continue our homebuilding activities over the long term depends upon our ability to locate and acquire suitable parcels of land or developed homesites to support our homebuilding operations. As competition for land increases, the cost of acquiring it may rise and the availability of suitable parcels at acceptable prices may decline. If we are unable to acquire suitable land or developed homesites at reasonable prices, it could limit our ability to develop new communities or result in increased land costs that we may not be able to pass through to our customers. Consequently, this competition could reduce the number of homes we sell or our profit margins and lead to a decrease in our total earned revenues and earnings.

Our significant level of debt could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

        We currently have a significant amount of debt, and our ability to meet our debt service obligations will depend on our future performance. Numerous factors outside of our control, including changes in economic or other business conditions generally, such as employment levels, population growth and consumer confidence, or in the markets or industry in which we do business, may adversely affect our operating results and cash flows, which in turn may affect our ability to meet our debt service obligations. As of December 31, 2003, on a consolidated basis, we had approximately $191.5 million aggregate principal amount of total debt outstanding. As of December 31, 2003, on a consolidated basis, we had approximately $172.3 million aggregate principal amount of adjusted homebuilding debt (which equals total debt outstanding less obligations related to inventory not owned) outstanding. For additional information regarding adjusted homebuilding debt, see note (1) under "Capitalization" on page 17 of this prospectus. Giving effect to the application of the proceeds we anticipate receiving from this offering, after deducting fees, commissions and other costs that we will pay, at December 31, 2003, on a consolidated basis, we had approximately $152.2 million aggregate principal amount of total debt outstanding and approximately $133.1 million aggregate principal amount of adjusted homebuilding debt outstanding. We may incur additional debt to fund our operations. See "Use of Proceeds" on page 16 of this prospectus for additional information regarding the application of the proceeds of this offering; and see "Capitalization" on page 17 of this prospectus and Note 6 to our Audited Consolidated Financial Statements contained elsewhere in this prospectus for additional information regarding our debt and other obligations.

        If we are unable to meet our debt service obligations, we may need to restructure or refinance our debt, seek additional equity financing or sell assets. We may be unable to restructure or refinance our debt, obtain additional equity financing or sell assets on satisfactory terms or at all. In addition, a substantial portion of our cash flow from operations must be dedicated to the repayment of debt, including interest, thereby reducing the funds available to us for other purposes. Our level of debt may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

The competitive conditions in the homebuilding industry could increase our costs, reduce our total earned revenues and earnings and otherwise adversely affect our results of operations or limit our growth.

        The homebuilding industry is highly competitive and fragmented. We compete in each of our markets with a number of national, regional and local builders for customers, undeveloped land and homesites, raw materials and labor. Some of our competitors have greater financial resources, more established market positions and better opportunities for land and homesite acquisitions than we do and have lower costs of capital, labor and material than us. The competitive conditions in the homebuilding industry could, among other things:

  •
  make it difficult for us to acquire suitable land or homesites at acceptable prices and terms which could adversely affect our ability to build homes;

  •
  require us to increase selling commissions and other incentives which could reduce our profit margins;

  •
  result in delays in construction if we experience a delay in procuring materials or hiring trades people or laborers;

  •
  result in lower sales volume and total earned revenues; and

  •
  increase our costs and reduce our earnings.

        We also compete with resales of existing homes, available rental housing and, to a lesser extent, condominium resales. An oversupply of competitively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably.

We may need additional financing to fund our operations or to expand our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could adversely affect our results of operations and future growth.

        Our operations require significant amounts of cash. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand through acquisitions or organic growth faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. If we are unable to obtain sufficient financing to fund our operations or expansion, it could adversely affect our results of operations and future growth. Our significant level of debt could make it more difficult for us to obtain additional debt financing in the future. We may be unable to obtain additional financing on satisfactory terms or at all. If we raise additional funds by incurring additional debt, we will incur increased debt service costs and may become subject to restrictive financial and other covenants which could limit our ability to operate our business as we desire. Increases in interest rates can make it more difficult and expensive for us to obtain the funds we need to operate our business.

Shortages of labor or materials and increases in the price of materials can harm our business by delaying construction, increasing costs, or both.

        We and the homebuilding industry from time to time have experienced significant difficulties with respect to:

  •
  shortages of qualified trades people and other labor;

  •
  shortages of materials; and

  •
  increases in the cost of certain materials, including lumber, framing and cement, which are significant components of home construction costs.

        These difficulties have in the past and likely will in the future cause unexpected short-term increases in construction costs and cause construction delays for us. We will not be able to recover unexpected increases in construction costs by raising our home prices because, typically, the price of each home is established at the time a customer executes a home sale contract. Furthermore, sustained increases in construction costs may, over time, erode our profit margins. We have historically been able to offset sustained increases in construction costs with increases in the prices of our homes and through operating efficiencies. However, in the future, pricing competition may restrict our ability to pass on any additional costs, and we may not be able to achieve sufficient operating efficiencies to maintain our current profit margins.

We depend on the continued availability and satisfactory performance of our subcontractors which, if unavailable, could have a material adverse effect on our business by limiting our ability to build and deliver homes.

        We conduct our construction operations only as a general contractor. Virtually all construction work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the construction of our homes. If these unaffiliated third-party subcontractors do not continue to be available and perform satisfactorily, our ability to build and deliver homes could be limited. This could lead to a reduction in our total earned revenues and earnings and have a material adverse effect on our business.

We are subject to construction defect, product liability and warranty claims arising in the ordinary course of business that could adversely affect our results of operations.

        As a homebuilder, we are subject in the ordinary course of our business to construction defect, product liability and home warranty claims. We generally provide our homebuyers with a one to two year limited warranty covering workmanship and materials and a ten year limited warranty covering major structural defects. Claims arising under these warranties and construction defect and general product liability claims are common in the homebuilding industry and can be costly. Although we maintain construction defect and product liability insurance, the coverage offered by, and availability of, this insurance is currently limited and, where coverage is available, it may be costly. As a result of increasing insurance costs and an analysis of our claims history, we now self insure the first $2 million of each construction defect and product liability claim, whereas until February 2004 these claims were fully insured, subject to applicable policy limits and exclusions. Our product liability insurance and homebuilder protective policies contain limitations with respect to coverage, and these insurance rights may not be adequate to cover all construction defect, product liability and warranty claims for which we may be liable. In the future, coverage could be further restricted and become more costly. In addition, although we generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, we may be unable to enforce any such contractual indemnities. Uninsured and unindemnified construction defect, product liability and warranty claims, as well as the cost of product liability insurance and our homebuilder protective policy, could adversely affect our results of operations and profitability.

We are subject to mold litigation and mold claims arising in the ordinary course of business for which we have no insurance that could adversely affect our results of operations.

        Recently, lawsuits have been filed against homebuilders and insurers asserting claims of property damage and personal injury caused by the presence of mold in homes. Some of these lawsuits have resulted in substantial monetary judgments or settlements against homebuilders and their insurers. We have been subject to two such lawsuits and one additional claim relating to mold. While we have settled all three of these matters for immaterial amounts and we are not currently subject to any claims relating to mold, we may in the future be subject to litigation asserting claims of property damage and personal injury relating to mold. Our insurance carriers have excluded coverage for claims arising from the presence of mold and we have not set aside any funds to pay for potential damages relating to mold claims. Uninsured mold liability and claims against us could adversely affect our results of operations and profitability.

Our business, total earned revenues and earnings may be adversely affected by natural disasters or adverse weather conditions.

        Natural disasters, such as hurricanes, tornadoes, floods and fires, and adverse weather conditions, such as extended periods of rain, snow or cold temperatures, can delay completion and sale of homes, damage partially complete or other unsold homes in our inventory and/or negatively impact the demand for homes or increase the cost of building homes. To the extent that natural disasters or adverse weather events occur, our business and quarterly results may be adversely affected. Furthermore, our recent expansion into Florida could increase our exposure to losses resulting from hurricanes. To the extent our insurance is not adequate to cover business interruption losses or repair costs resulting from these events, our total earned revenues and earnings may be adversely affected.

We may be subject to environmental liabilities that could adversely affect our results of operations or the value of our properties.

        Development and sale of real property creates a potential for environmental liability on our part as owner and developer, for our own acts as well as the acts of prior owners or owners or past owners of adjacent parcels. If hazardous substances are discovered on or emanating from any of our properties, we may be held liable for costs and liabilities relating to those hazardous substances. Should a substantial environmental hazard be found on any of our properties, our results of operations and the value of the contaminated property could be adversely affected.

Increases in taxes or government fees could increase our costs and adverse changes in tax laws could reduce customer demand for our homes, either of which could reduce our total earned revenues or profitability.

        Increases in real estate taxes and other local government fees, such as fees imposed on developers to fund schools, open space, road improvements, and/or low and moderate income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in local real estate taxes could adversely affect our potential customers who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes. In addition, any changes in the income tax laws that would reduce or eliminate tax incentives to homeowners could make housing less affordable or otherwise reduce the demand for housing, which in turn could reduce our total earned revenues and earnings.

There are a number of laws, regulations and accounting pronouncements, recently adopted or proposed, that could affect our corporate governance or accounting practices.

        A number of new laws and governmental and stock exchange regulations, as well as accounting policies, principles or practices, have recently been adopted or proposed, many of which could, depending on their ultimate outcome or interpretation, affect our corporate governance or accounting methods. For example, pursuant to the Sarbanes-Oxley Act of 2002 that became law in July 2002, the American Stock Exchange recently adopted new rules relating to corporate governance and, since July 2002, the Securities and Exchange Commission has adopted numerous new rules on a variety of subjects. The ultimate interpretation or implementation of new and proposed laws and regulations could adversely affect us by increasing our legal, accounting and auditing expenses and making it more difficult to recruit and retain members of senior management.

Acts of war or terrorism may seriously harm our business.

        Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power, including the armed conflict with Iraq, or acts of terrorism, may cause disruption to the economy, our company, our employees and our customers, which could reduce demand for our homes and adversely impact our total earned revenues and earnings.

We have entered into several transactions with related parties, including entities controlled by Mr. Orleans, which may create conflicts of interest.

        In the past, we have entered into transactions with related parties, including Jeffrey P. Orleans, our Chairman and Chief Executive Officer, and entities controlled by him. For example, we have a line of credit arrangement with Mr. Orleans which allows us to borrow up to $4 million, we place a majority of our corporate insurance through A.P. Orleans Insurance Agency, Inc., of which Mr. Orleans is the sole shareholder, and we have executed a lease for 8,000 square feet of office space with Marne Associates, LLC, an entity in which Mr. Orleans and trusts for the benefit of certain members of his family own a 50% interest. We have also entered into other transactions with related parties. These related party transactions could cause conflicts of interest between us and the other parties to the transaction which could lead to less favorable results than if the transactions had been with unrelated parties.

Risks Related to Our Common Stock

Our common stock price has been and could continue to be volatile, which could result in substantial losses for investors purchasing shares in this offering.

        Our common stock price has been, and could continue to be, volatile. These price fluctuations may be rapid and severe and may leave investors little time to react. Factors that affect the market price of our common stock include:

  •
  quarterly variations in our operating results;

  •
  general conditions in the homebuilding industry;

  •
  changes in the market's expectations about our earnings;

  •
  whether our operating results meet the expectation of securities analysts or investors in a particular period;

  •
  changes in financial estimates and recommendations by securities analysts concerning our company or the homebuilding industry in general;

  •
  operating and stock price performance of other companies that investors deem comparable to us;

  •
  news reports relating to trends in our markets;

  •
  changes in laws and regulations affecting our business;

  •
  material announcements by us or our competitors;

  •
  sales of substantial amounts of common stock by our directors or executive officers, including Jeffrey P. Orleans, or the perception that such sales could occur; and

  •
  general economic and political conditions such as recessions and acts of war or terrorism.

        Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Furthermore, any of the factors listed above could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price.

Jeffrey P. Orleans, Chairman and Chief Executive Officer and our majority shareholder, can cause us to take certain actions or preclude us from taking actions without the approval of the other shareholders and may have interests that could conflict with your interests.

        Jeffrey P. Orleans currently owns approximately 69% of the voting power of our common stock and will own approximately 61% after this offering or 60% if the over-allotment is exercised in full. In addition, Mr. Orleans owns a promissory note convertible into an additional 666,668 shares of our common stock. If Mr. Orleans converts the entire principal amount of this promissory note into shares of our common stock, he would own approximately 70% of the voting power, and would own approximately 63% after this offering or 61% if the over-allotment right is exercised in full. As a result, Mr. Orleans has the ability to control the outcome of virtually all corporate actions requiring shareholder approval, including the election of all directors and the approval of any merger and other significant corporate actions. Therefore, among other things, Mr. Orleans can prevent a change in control of us, through a tender offer, merger or otherwise, that could give holders of our common stock the opportunity to realize a premium over the then-prevailing market price for their shares of common stock. Mr. Orleans may also authorize actions or have interests that could conflict with your interests.

We have broad discretion in how we use the net proceeds from this offering and ultimately may not use them effectively.

        We expect to use the net proceeds received from this offering to pay down debt and for general corporate purposes. We could use these proceeds in ways which our shareholders may not desire and the failure of our management to use such funds effectively could result in unfavorable returns. This could have a material adverse effect on our financial condition, results of operations and stock price.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus and the documents incorporated by reference in this prospectus may contain forward-looking statements. They contain words like "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "can," "could," "should," "predict," "potential," "continue," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. Such statements include information relating to financial resources, changes in total earned revenues or residential revenue, changes in profitability, interest expense, growth and expansion, the ability to acquire land, the ability to gain approvals and to open new communities, the ability to sell homes and properties, the ability to deliver homes from backlog, the ability to secure materials and subcontractors, and stock market valuations. These forward-looking statements are subject to certain risks and uncertainties, including those described in the "Risk Factors" section of this prospectus. Additional risks that may affect our future performance are included elsewhere in this prospectus and in our other filings with the Securities and Exchange Commission. When considering forward-looking statements, you should keep in mind these risk factors and other cautionary statements. Forward-looking statements speak only as of the date made and you should not place undue reliance on forward-looking statements.

        Any or all of the forward-looking statements included in this prospectus and the documents incorporated by reference herein or in any reports or public statements made by us may turn out to be inaccurate. This can occur as a result of incorrect assumptions or as a consequence of known or unknown risks and uncertainties.

USE OF PROCEEDS

        Our net proceeds from the sale of the 2,000,000 shares of our common stock offered in this offering are expected to be approximately $39.2 million, based upon an assumed public offering price of $21.05 per share and after deducting the underwriters' discounts and commissions and the expenses of this offering. If the over-allotment option is exercised in full, our net proceeds will be approximately $40.2 million, reflecting our sale of an additional 50,000 shares of our common stock. We intend to use the net proceeds, including the proceeds, if any, from the exercise of the over-allotment option, initially for the repayment of debt and for other general corporate purposes, which may include the development of new residential communities, land acquisitions, and the acquisition of other homebuilders, among others. At December 31, 2003, the principal amount of our total outstanding debt was approximately $191.5 million. At December 31, 2003, the principal amount of our outstanding adjusted homebuilding debt (which equals total debt outstanding less obligations related to inventory not owned) was approximately $172.3 million. For additional information regarding adjusted homebuilding debt, see note (1) under "Capitalization" on page 17 of this prospectus. We intend to repay debt described below, in whole or in part, in the following order using the net proceeds of this offering:

  •
  Promissory notes issued to certain former Parker & Lancaster Corporation shareholders in connection with our acquisition of Parker & Lancaster Corporation, of which $250,000 was outstanding as of December 31, 2003. The promissory notes bear interest, payable quarterly, at the prime rate, subject to a maximum of 10% and a minimum of 8% (currently incurring interest subject to the 8% minimum), with the remaining principal due on October 13, 2004. We intend to repay all of this debt using a portion of the proceeds of this offering.

  •
  $4 million unsecured line of credit agreement with Jeffrey P. Orleans, our Chairman and Chief Executive Officer, that provides for the payment of interest at LIBOR plus 4% per annum, which is payable monthly. This line of credit agreement expires in June 2004. At December 31, 2003 and as of the date of this prospectus, no amounts were outstanding under this line of credit agreement. To the extent there are outstanding amounts at the time this offering is completed, we intend to repay all of the debt using a portion of the proceeds of this offering.

  •
  Mortgage facilities secured by real estate held for development and sale, of which approximately $169.3 million was outstanding as of December 31, 2003. These mortgage obligations are generally due in varying installments through fiscal 2007 with annual interest at variable rates generally based on LIBOR plus a spread of 200 basis points or prime less a spread of 25 basis points. At December 31, 2003, the LIBOR and prime rates of interest were 1.13% and 4.0%, respectively. If all the net proceeds of the offering were used to repay debt and there were no amounts outstanding under the line of credit agreement with Mr. Orleans, we would apply approximately $39.0 million to the repayment of debt under our mortgage facilities.

        Pending these applications, we expect to invest the net proceeds in investment-grade, short-term, marketable, interest-bearing securities.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003, (1) on an actual basis and (2) on a pro forma basis to give effect to (i) the application of the proceeds we anticipate receiving from this offering, after deducting fees, commissions and other costs that we will pay and (ii) initially, the repayment of certain indebtedness with the estimated net proceeds of this offering of $39.2 million. See "Use of Proceeds" on page 16 of this prospectus for additional information regarding the application of the proceeds of this offering.

	As of December 31, 2003
	Actual	Pro forma
	($ in thousands)
Cash and Cash Equivalents	$13,698	$13,698

Total Debt Obligations:
Obligations related to inventory not owned	$19,167	$19,167
Mortgage and other note obligations primarily secured by real estate held for development and sale	169,302	130,318
Notes payable	2,995	2,745

Total Debt Obligations(1)	191,464	152,230

Redeemable Common Stock	1,147	1,147
Shareholders' Equity:
Preferred stock, $1 par, 500,000 shares authorized Series D convertible preferred stock, 7% cumulative annual dividend, $30 stated value, issued and outstanding 100,000 shares ($3,000,000 liquidation preference)	—	—
Common stock, $.10 par, 20,000,000 shares authorized, 16,031,463 shares issued and 18,031,463 shares pro forma	1,603	1,803
Capital in excess of par value – common stock	22,481	61,515
Retained earnings	82,468	82,468
Treasury stock at cost (617,732 shares)	(883)	(883)

Total Shareholders' Equity	105,669	144,904

Total Capitalization	$298,280	$298,280

(1)
As of December 31, 2003, our actual and pro forma adjusted homebuilding debt (which equals total debt outstanding less obligations related to inventory not owned) was $172.3 million and $133.1 million, respectively. We believe adjusted homebuilding debt information is useful to investors as a measure of our ability to obtain financing. However, it should be noted that adjusted homebuilding debt is a non-GAAP financial measure. Due to the significance of the GAAP component excluded, adjusted homebuilding debt should not be considered in isolation or as an alternative to measures prescribed by accounting principles generally accepted in the United States. Other companies may calculate adjusted homebuilding debt (or similarly titled measures) differently.

PRICE RANGE OF OUR COMMON STOCK; DIVIDEND POLICY

        Our common stock trades on the American Stock Exchange under the symbol "OHB." The table below sets forth the intra-day high and low sales prices for our common stock as reported by the American Stock Exchange for the periods indicated:

	High	Low
Fiscal Year Ending June 30, 2004
First Quarter	$12.09	$9.60
Second Quarter	35.00	11.95
Third Quarter (through February 27, 2004)	28.33	19.50
Fiscal Year Ended June 30, 2003
First Quarter	$8.65	$6.00
Second Quarter	8.43	6.31
Third Quarter	8.85	6.90
Fourth Quarter	12.24	6.82
Fiscal Year Ended June 30, 2002
First Quarter	$3.25	$2.00
Second Quarter	7.00	2.30
Third Quarter	10.00	5.36
Fourth Quarter	10.00	6.10

        On February 27, 2004, the closing price for our common stock on the American Stock Exchange was $21.05. As of December 31, 2003, there were 194 holders of record of our common stock.

        It is the current policy of the Board of Directors to retain earnings to finance the growth and development of our business. Therefore, there are no current plans to pay cash dividends. Any change in this policy will depend on our future earnings, capital requirements and market conditions. While we may consider paying a cash dividend on our common stock in the future, there is no assurance that we will do so. In addition, under one or more of our lending facilities, we may not distribute as dividends any more than 5% of each year's net income.

SELECTED FINANCIAL DATA

        The following table sets forth our selected historical consolidated financial data as of and for each of the last five fiscal years ended June 30, 2003 and the six-month periods ended December 31, 2003 and 2002. The financial data has been derived from our Audited and Unaudited Consolidated Financial Statements and related notes. The Unaudited Consolidated Financial Statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and results of operations for these periods. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 21 of this prospectus and our Audited and Unaudited Consolidated Financial Statements and related notes contained elsewhere in this prospectus.

	Six months ended December 31,		Fiscal year ended June 30,
	2003(1)	2002	2003	2002	2001(2)	2000	1999
	(unaudited)
	(in thousands, except homes and per share data)
Statement of earnings data:
Total earned revenues:
Residential properties	$219,864	$172,228	$382,570	$351,060	$282,384	$176,189	$143,827
Land sales	457	—	744	80	1,786	405	4,619
Other income	2,829	2,340	5,171	3,516	3,052	2,403	2,127

Total earned revenues	223,150	174,568	388,485	354,656	287,222	178,997	150,573
Cost and expenses:
Residential properties	(169,979)	(133,258)	(294,066)	(283,593)	(236,129)	(147,287)	(120,815)
Land sales	(490)	—	(875)	(102)	(1,664)	(350)	(3,881)
Other	(2,224)	(1,823)	(3,436)	(2,520)	(1,290)	(1,030)	(1,098)
Selling, general and administrative	(25,558)	(20,069)	(44,281)	(39,599)	(30,181)	(17,742)	(15,515)
Interest, net of amounts capitalized	(210)	(83)	(232)	(122)	(425)	(429)	(607)

Total costs and expenses	(198,461)	(155,233)	(343,430)	(325,936)	(269,689)	(166,838)	(141,916)
Income from operations before income taxes	24,689	19,335	45,055	28,720	17,533	12,159	8,657
Income taxes	(9,706)	(7,348)	(17,758)	(10,807)	(6,774)	(4,620)	(3,290)

Net income	$14,983	$11,987	$27,297	$17,913	$10,759	$7,539	$5,367

Preferred dividends	(104)	(105)	(210)	(210)	(210)	(210)	(147)

Net income available for common shareholders	$14,879	$11,882	$27,087	$17,703	$10,549	$7,329	$5,220

Earnings per share:
Basic	$1.16	$0.98	$2.18	$1.51	$0.91	$0.65	$0.46
Diluted	0.90	0.72	1.65	1.09	0.67	0.49	0.36
Weighted average common shares outstanding:
Basic	12,846	12,098	12,441	11,745	11,552	11,358	11,357
Diluted	16,740	16,649	16,652	16,568	16,246	15,728	15,209
Supplemental operating data:
Homes delivered (homes)	761	580	1,243	1,322	1,085	768	718
Average sales price per home delivered	$289	$297	$308	$266	$260	$229	$200
New sales contracts, net of cancellations (homes)	790	583	1,348	1,279	1,183	752	803
Backlog at end of period (homes)	1,079	650	752	647	623	409	425
Backlog at end of period, contract value	$368,324	$231,831	$285,767	$206,064	$187,098	$127,899	$101,065
	As of December 31, 2003		As of June 30,
	Actual	Pro forma(3)	2003	2002	2001	2000	1999
	(unaudited)
	(in thousands)
Balance sheet data:
Residential properties	$150,021	$150,021	$109,895	$112,279	$100,950	$65,669	$51,800
Land and improvements	116,776	116,776	100,791	82,699	71,739	61,991	59,763
Inventory not owned(4)	19,888	19,888	18,443	—	—	—	—
Land deposits and costs of future developments	34,109	34,109	19,978	13,116	9,258	4,627	4,141
Total assets	366,216	366,216	290,709	238,499	213,500	150,328	136,537
Obligations related to inventory not owned(4)	19,167	19,167	17,643	—	—	—	—
Mortgage obligations secured by real estate	169,302	130,318	106,707	113,058	102,605	69,344	67,129
Notes payable	2,995	2,745	2,531	4,974	11,669	7,563	8,951
Shareholders' equity	105,669	144,904	89,539	61,655	43,820	33,271	25,942

(1)
Includes operations of Masterpiece Homes for the period subsequent to the July 28, 2003 acquisition date through December 31, 2003.

(2)
Includes operations of Parker & Orleans for the period subsequent to the October 13, 2000 acquisition date through June 30, 2001.

(3)
Gives effect to the application of the proceeds we anticipate receiving from this offering, after deducting fees, commissions, and other costs we will pay. See "Use of Proceeds" on page 16 of this prospectus.

(4)
As more fully described in Note 1 to our Audited Consolidated Financial Statements contained elsewhere in this prospectus, we were required to consolidate certain special purpose entities in which we had an effective variable financial interest represented by a contract to acquire property from the variable interest entity under which we had a substantial non-refundable deposit.

SELECTED RESIDENTIAL SALES ACTIVITY DATA

        The following table sets forth certain details of our residential sales activity. The information provided is as of and for each of the last three fiscal years ended June 30, 2003 and the six-month periods ended December 31, 2003 and 2002. For a description of our northern region, southern region and Florida region, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 21 of this prospectus.

	Six months ended December 31,		Fiscal year ended June 30,
	2003	2002	2003	2002	2001
	(in thousands, except homes data)
Northern Region
Residential revenue	$117,537	$118,376	$247,035	$223,987	$200,108
Homes	317	390	766	808	739
Average price	$371	$304	$323	$277	$271
New orders	$122,756	$127,277	$286,345	$229,971	$203,102
Homes	270	344	761	798	740
Average price	$455	$370	$376	$288	$274
Backlog	$195,153	$159,525	$189,934	$150,624	$130,893
Homes	415	421	462	467	410
Average price	$470	$379	$411	$323	$319
Southern Region(1)
Residential revenue	$75,756	$53,852	$135,535	$127,073	$82,276
Homes	245	190	477	514	346
Average price	$309	$283	$284	$247	$238
New orders	$108,485	$70,718	$175,928	$126,308	$109,991
Homes	317	239	587	481	443
Average price	$342	$296	$300	$263	$248
Backlog	$128,562	$72,306	$95,833	$55,440	$56,205
Homes	362	229	290	180	213
Average price	$355	$316	$330	$308	$264
Florida Region(2)
Residential revenue	$26,571
Homes	199
Average price	$134
New orders	$29,518
Homes	203
Average price	$145
Backlog	$44,609
Homes	302
Average price	$148
Combined Regions
Residential revenue	$219,864	$172,228	$382,570	$351,060	$282,384
Homes	761	580	1,243	1,322	1,085
Average price	$289	$297	$308	$266	$260
New orders	$260,759	$197,995	$462,273	$356,279	$313,093
Homes	790	583	1,348	1,279	1,183
Average price	$330	$340	$343	$279	$265
Backlog	$368,324	$231,831	$285,767	$206,064	$187,098
Homes	1,079	650	752	647	623
Average price	$341	$357	$380	$318	$300

(1)
For the fiscal year ended June 30, 2001, information on residential revenue and new orders is for the period beginning October 13, 2000, the date we entered this region through our acquisition of Parker & Lancaster Corporation.

(2)
For the six-month period ended December 31, 2003, information on residential revenue and new orders is for the period beginning July 28, 2003, the date we entered this region through our acquisition of Masterpiece Homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        We develop, build and market high-quality single-family homes, townhouses and condominiums. We serve a broad customer base including first-time, move-up, luxury, empty nester and active adult homebuyers. We currently operate in the following nine markets: Southeastern Pennsylvania; Central New Jersey; Southern New Jersey; Charlotte, Raleigh and Greensboro, North Carolina; Richmond and Tidewater, Virginia; and Orlando, Florida. In our Charlotte, North Carolina market we also have operations in adjacent counties in South Carolina.

        We have been in operation for 85 years and are a leading homebuilder in our Pennsylvania and New Jersey markets. In each year since 1995, we have ranked among the top three homebuilders in the Philadelphia metropolitan area based on the number of new orders. In October 2000, pursuant to a strategic initiative to target growth in new geographic markets, we entered our North Carolina and Virginia markets through our acquisition of Parker & Lancaster Corporation. In July 2003, we entered the Orlando, Florida market through our acquisition of Masterpiece Homes.

        Information in this prospectus includes the operations of Parker & Orleans only to the extent the information relates to periods after our acquisition of Parker & Lancaster Corporation on October 12, 2000 and includes the operations of Masterpiece Homes only to the extent the information relates to periods after our acquisition of Masterpiece Homes on July 28, 2003, unless otherwise specifically stated. When we refer to the "northern region" in this prospectus, we are referring to our New Jersey and Pennsylvania markets. When we refer to the "southern region" in this prospectus, we are referring to our North Carolina and Virginia markets. When we refer to the "Florida region" in this prospectus, we are referring to our Orlando, Florida market.

Results of Operations

Six months and three months ended December 31, 2003 compared to six months and three months ended December 31, 2002

        Orders and Backlog.    New orders for the six months ended December 31, 2003 increased $62,764,000, or 31.7%, to $260,759,000 on 790 homes, compared to $197,995,000 on 583 homes for the six months ended December 31, 2002. The increase in new orders was attributable to an increase in southern region new orders of $37,767,000, or approximately 53.4%, when compared to the six months ended December 31, 2002 and an increase in Florida region new orders of $29,518,000 due to our expansion into the Florida region through our acquisition of Masterpiece Homes. This increase was partially offset by a decrease in northern region new orders of $4,521,000. New orders decreased in the northern region due to delays in the opening of new communities as a result of increasingly restrictive regulations and moratoriums by governments which we believe is due to the intensity of development in recent years. The average price per home of new orders remains strong with increases in the northern region and southern region of approximately 23.0% and 15.5%, respectively, compared with the six months ended December 31, 2002. Although the increase in the average price per home of new orders on a regional basis was due, in part, to our mix of product offerings, it was also due to overall sales price increases in the majority of communities open during the first six months of the fiscal year ending June 30, 2004 when compared with the same communities and products offered for sale in the first six months of the fiscal year ended June 30, 2003. We believe sales price increases are due to the strong demand for new homes as a result of the growing population, fueled in part by immigration. In addition, historically low interest rates have made housing more affordable thereby increasing the overall demand for housing. These factors, coupled with the limited supply of entitled lots for residential housing in our northern region due to increased governmental regulation, has positively impacted home pricing trends.

        Overall, the number of new orders for the six months ended December 31, 2003 increased by 207 homes to 790 homes, or 35.5%, compared to 583 homes for the six months ended December 31, 2002. In the northern region, the number of new orders for the six months ended December 31, 2003 decreased to 270 homes from 344 homes in the comparable prior year period due to delays in the opening of new communities as a result of increasingly restrictive regulations and moratoriums by governments which we believe is due to the intensity of development in recent years. In the southern region, the number of new orders for the six months ended December 31, 2003 increased to 317 homes from 239 homes in the six months ended December 31, 2002 as we continue to expand in this region. In addition, our expansion into Florida through the acquisition of Masterpiece Homes accounted for an increase of 203 new home orders for the six months ended December 31, 2003.

        New orders for the three months ended December 31, 2003 increased $42,645,000, or 49.0%, to $129,717,000 on 389 homes, compared to $87,072,000 on 244 homes for the three months ended December 31, 2002. The increase in new orders was attributable to increases in the northern and southern region new orders of $7,574,000, or 14.4%, and $18,002,000, or 52.3%, respectively, when compared to the three months ended December 31, 2002. In addition, our expansion into the Florida region through our acquisition of Masterpiece Homes contributed $17,069,000 to the increase in new orders. The average price per home of new orders remains strong with increases in the northern region and southern region of 20.6% and 14.8%, respectively, compared to the comparable prior year period. This increase in the average price per home of new orders on a regional basis is due to our mix of product offerings as well as sales price increases in the majority of communities open during the three months ended December 31, 2003 when compared with the same communities and products offered for sale in the comparable prior year period.

        Overall, the number of new home orders for the three months ended December 31, 2003 increased by 145 homes to 389 homes, or 59.4%, compared to 244 homes for the three months ended December 31, 2002. In the northern region, the number of new home orders for the three months ended December 31, 2003 decreased to 124 homes from 131 homes for the three months ended December 31, 2002 due to delays in the opening of new communities as a result of increasingly restrictive regulations and moratoriums by governments which we believe was due to the intensity of development in recent years. In the southern region, the number of new home orders for the three months ended December 31, 2003 increased to 150 homes from 113 homes for the three months ended December 31, 2002 as we continue to expand in this region. In addition, our expansion into Florida through the acquisition of Masterpiece Homes accounted for an increase of 115 new home orders for the three months ended December 31, 2003.

        Our backlog at December 31, 2003 increased $136,493,000, or 58.9%, to $368,324,000 on 1,079 homes compared to our backlog at December 31, 2002 of $231,831,000 on 650 homes. The increase in backlog was attributable to an increase in new orders, our obtaining additional backlog of $41,662,000 and 298 homes through our acquisition of Masterpiece Homes on July 28, 2003 and favorable economic conditions for the homebuilding industry in the regions where we operate. These favorable economic conditions have resulted in positive home pricing trends and consistent customer demand.

        Total Earned Revenues.    Total earned revenues for the six months ended December 31, 2003 increased $48,582,000 to $223,150,000, or 27.8%, compared to $174,568,000 for the six months ended December 31, 2002. Total earned revenues principally consist of residential revenue, but also include revenues from land sales, interest income, property management fees and mortgage processing income. Revenues from the sale of homes included 761 homes totaling $219,864,000 during the six months ended December 31, 2003, as compared to 580 homes totaling $172,228,000 during the six months ended December 31, 2002. The increase in residential revenue was attributable to an increase in southern region residential revenue of $21,904,000, or 40.7%, when compared to the six months ended December 31, 2002 and an increase in Florida region residential revenue of $26,571,000 due to our expansion into the Florida region through our acquisition of Masterpiece Homes. The average price per home delivered remains strong with increases in the northern region and southern region of 22.0% and 9.2%, respectively, compared with the six months ended December 31, 2002.

        Overall, the number of homes delivered for the six months ended December 31, 2003 increased by 181 homes, or 31.2%, to 761 homes compared to 580 homes in the six months ended December 31, 2002. In the northern region, the number of homes delivered in the six months ended December 31, 2003 decreased to 317 homes from 390 homes in the six months ended December 31, 2002. The decrease in the northern region was due to weather related construction delays for new orders received during the three months ended June 30, 2003. Construction delays were the result of an unusually rainy Spring and Summer season with reported precipitation amounts that were significantly above normal. In addition, the number of homes delivered also decreased due to delays in the opening of new communities as a result of increasingly restrictive regulations and moratoriums by governments. In the southern region, the number of homes delivered in the six months ended December 31, 2003 increased to 245 homes from 190 homes in the six months ended December 31, 2002 as we continue to expand in this region. Further, our expansion into Florida through the acquisition of Masterpiece Homes accounted for an increase of 199 homes delivered in the six months ended December 31, 2003.

        Total earned revenues for the three months ended December 31, 2003 increased $35,265,000, to $122,715,000 or 40.3%, compared to $87,450,000 for the three months ended December 31, 2002. Revenues from the sale of residential homes included 426 homes totaling $121,481,000 during the three months ended December 31, 2003, as compared to 284 homes totaling $86,198,000 during the three months ended December 31, 2002. The increase in residential revenue was attributable to increases in the northern and southern region residential revenue of $8,210,000, or 14.6%, and $11,449,000, or 38.3%, respectively, when compared to the three months ended December 31, 2002. In addition, our expansion into the Florida region through our acquisition of Masterpiece Homes contributed $15,624,000 to the increase in residential revenue. The average selling price per home delivered in the three months ended December 31, 2003 increased in the northern region and southern region by approximately 20.1% and 2.3%, respectively, compared with the three months ended December 31, 2002.

        The number of homes delivered in the three months ended December 31, 2003 increased by 142 homes, or 50.0%, to 426 homes compared to 284 homes in the three months ended December 31, 2002. The overall increase was attributable to an increase in the number homes delivered in the southern region to 134 homes compared to 99 homes in the three months ended December 31, 2002 as well as the delivery of 115 homes in the Florida region due to our expansion into the Florida region through our acquisition of Masterpiece Homes. This increase was partially offset by a decrease in the number of homes delivered in the northern region to 177 homes from 185 homes in the three months ended December 31, 2002. The decrease in the number of homes delivered in the northern region was attributable to weather related construction delays and delays in the opening of new communities as a result of increasingly restrictive regulations and moratoriums by governments as noted above.

        Costs and Expenses.    Costs and expenses for the six months ended December 31, 2003 increased $43,228,000 to $198,461,000, or 27.8%, compared with the six months ended December 31, 2002. The cost of residential properties for the six months ended December 31, 2003 increased $36,721,000 to $169,979,000, or 27.6%, when compared with the six months ended December 31, 2002. The increase in cost of residential properties was primarily attributable to increased residential revenue in the southern and Florida regions noted above. Our consolidated gross profit margin for the six months ended December 31, 2003 increased 0.1% to 22.7% compared to 22.6% for the six months ended December 31, 2002. Our consolidated gross profit margin excluding the Florida region was 23.7% for the six months ended December 31, 2003. The increase in gross profit margins is primarily a result of the average selling price per home increasing at a greater rate than the average cost per home. Increased costs of land, insurance and certain building materials, primarily lumber, have been outpaced by an increase in the average selling price per home and a decrease in the cost of borrowing thereby positively impacting gross profit margin. We sell a variety of home types in various communities and regions, each yielding a different gross profit margin. As a result, depending on the mix of both communities and of home types delivered, our consolidated gross profit margin may fluctuate up or down on a periodic basis and periodic profit margins may not be representative of the consolidated gross profit margin for the year.

        Interest included in the costs and expenses of residential properties and land sold for the six months ended December 31, 2003 and December 31, 2002 were $3,336,000 and $4,323,000, respectively.

        For the six months ended December 31, 2003, selling, general and administrative expenses increased $5,489,000 to $25,558,000, or 27.4%, when compared with the six months ended December 31, 2002. The increase in selling, general and administrative expenses was due to an increase in Florida region expenses of $2,683,000 due to increased sales volume resulting from our expansion into Florida through our acquisition of Masterpiece Homes on July 28, 2003, and an increase in sales commissions and selling costs in the southern region of approximately $2,007,000 as a result of our continued expansion in this region. The remaining increase in selling, general and administrative expenses was primarily attributable to increases in general and administrative payroll and incentive compensation in the northern and southern regions.

        The selling, general and administrative expenses as a percentage of residential revenue for the six months ended December 31, 2003 of 11.6% is relatively consistent with the selling, general and administrative expenses as a percentage of residential revenue for the six months ended December 31, 2002 of 11.7%.

        Costs and expenses for the three months ended December 31, 2003 increased $32,089,000 to $110,419,000, or 41.0%, compared with the three months ended December 31, 2002. The cost of residential properties for the three months ended December 31, 2003 increased $27,963,000 to $95,170,000, or 41.6%, when compared with the three months ended December 31, 2002. The increase in cost of residential properties was primarily attributable to increased residential revenue in the northern and southern regions as noted above as well as the increase in residential revenue resulting from our expansion into Florida through our acquisition of Masterpiece Homes. The consolidated gross profit margin for the three months ended December 31, 2003 decreased 0.3% to 21.7% compared to 22.0% for the three months ended December 31, 2002. The consolidated gross profit margin excluding the Florida region was 22.5% for the three months ended December 31, 2003. The increase in gross profit margins, excluding the Florida region, is primarily a result of the average selling price per home increasing at a greater rate than the average cost per home.

        Interest included in the costs and expenses of residential properties and land sold for the three months ended December 31, 2003 and December 31, 2002 were $1,763,000 and $2,051,000, respectively.

        For the three months ended December 31, 2003, selling, general and administrative expenses increased $3,833,000 to $14,110,000, or 37.3%, when compared with the three months ended December 31, 2002. The increase in selling, general and administrative expenses resulted primarily from an increase in Florida region expenses of $1,797,000 due to increased sales volume from our expansion into Florida through our acquisition of Masterpiece Homes on July 28, 2003, and an increase in sales commissions and selling costs in the southern region of approximately $1,022,000 due to our continued expansion in this region. The remaining increase in selling, general and administrative expenses was primarily attributable to increases in general and administrative payroll and incentive compensation in the northern and southern regions.

        The selling, general and administrative expenses as a percentage of residential property revenue for the three months ended December 31, 2003 decreased 0.3% to 11.6% from 11.9% for the three months ended December 31, 2002. The decrease in selling, general and administrative expenses as a percentage of residential property revenue was primarily attributable to an increase in revenues in excess of an increase in the fixed portion of selling, general and administrative expenses when compared with the three months ended December 31, 2002.

        Income Tax Expense.    As a result of changes in state tax laws in the states in which we operate and our expansion into Florida, we adjusted our effective tax rate to 39.3% of income from operations before income taxes for the fiscal year ending June 30, 2004. This change resulted in an increase in income tax expense of $324,000 for the six months ended December 31, 2003 when compared with the effective tax rate of 38.0% for the six months ended December 31, 2002.

        The change to the effective income tax rate for the fiscal year ending June 30, 2004 resulted in an increase in income tax expense of $159,000 and an effective income tax rate of 39.3% for the three months ended December 31, 2003 compared with a 38.0% effective income tax rate for the three months ended December 31, 2002.

        Net Income.    Net income for the six months ended December 31, 2003 increased $2,996,000, or 25.0%, to $14,983,000, compared with $11,987,000 for the six months ended December 31, 2002. This increase in net income was attributable to an increase in residential revenue primarily as a result of favorable conditions in the homebuilding industry, resulting in strong customer demand and positive home pricing trends. We believe the primary factors resulting in favorable conditions in the homebuilding industry include: the strong demand for new homes as a result of an increase in immigration and new household formation; historically low interest rates which enhance the affordability of our homes; and the limited supply of entitled lots for residential housing due to increased governmental regulation, which increases the value of lots already owned by companies such as us.

        Our expansion into Florida through our acquisition of Masterpiece Homes on July 28, 2003 also contributed to the increase in net income.

        Costs resulting from the acquisition of Masterpiece Homes reduced the consolidated net income for the three and six month periods ended December 31, 2003 by $205,000 and $430,000, respectively.

Fiscal year ended June 30, 2003 compared to fiscal year ended June 30, 2002

        Orders and Backlog.    New orders for our fiscal year ended June 30, 2003 increased $105,994,000, or 29.8%, to $462,273,000 on 1,348 homes compared to $356,279,000 on 1,279 homes for our fiscal year ended June 30, 2002. This increase in new orders was the result of favorable conditions in the homebuilding industry, most notably, favorable financing conditions. In addition, the average price per unit of new orders in our combined regions increased approximately 22.9%, to $343,000 per home for our fiscal year ended June 30, 2003 compared to $279,000 per home for our fiscal year ended June 30, 2002. This change in the average price per unit of new orders was due to a change in our product offerings, to more single-family homes, as well as an increase in unit sales prices due to favorable economic conditions in the homebuilding industry. Unit sales prices increased at the majority of our communities open in our fiscal year ended June 30, 2003, when compared with the same communities and products offered for sale in our fiscal year ended June 30, 2002.

        Overall the number of new orders for our fiscal year ended June 30, 2003 increased by 69 homes, or 5.4%, to 1,348 homes compared to 1,279 homes for our fiscal year ended June 30, 2002. In our northern region, the number of new orders for our fiscal year ended June 30, 2003 decreased to 761 homes from 798 homes due to a change in our product offerings to more single family homes when compared with the prior fiscal year. The number of new orders also decreased due to delays in the opening of new communities during our fiscal year ended June 30, 2003, as a result of increasingly restrictive regulations and moratoriums by governments which we believe is due to the intensity of development in recent years. In our southern region, the number of new orders for our fiscal year ended June 30, 2003 increased to 587 homes from 481 homes in our fiscal year ended June 30, 2002 as we continued to expand in the southern region. In addition, we increased our advertising and marketing in the southern region to support our expansion in this market.

        Our backlog at June 30, 2003 increased $79,703,000, or approximately 38.7%, to $285,767,000 on 752 homes compared to our backlog at June 30, 2002 of $206,064,000 on 647 homes. The increase in backlog dollars was primarily attributable to favorable economic conditions for the homebuilding industry in the regions where we operate. These favorable economic conditions, most notably favorable financing conditions, resulted in positive home pricing trends and consistent customer demand.

        Total Earned Revenues.    Total earned revenues for our fiscal year ended June 30, 2003 increased $33,829,000 to $388,485,000, or 9.5%, compared to our fiscal year ended June 30, 2002. Total earned revenues principally consist of residential revenue, but also include revenue from land sales, interest income, property management fees and mortgage processing income. Residential revenue included 1,243 homes totaling $382,570,000 during our fiscal year ended June 30, 2003, as compared to 1,322 homes totaling $351,060,000 during our fiscal year ended June 30, 2002. The increase in residential revenue was due to an increase in northern region residential revenue of approximately $23,048,000 and an increase in southern region residential revenue of approximately $8,462,000, compared with our fiscal year ended June 30, 2002. The overall increase in residential revenue was attributable to an increase in the average selling price per home for our fiscal year ended June 30, 2003, compared to the prior fiscal year, partially offset by a decrease in the number of homes delivered in our fiscal year ended June 30, 2003 compared to the number of homes delivered in our fiscal year ended June 30, 2002. The increase in our average selling price per home was due to a change in our product offering in the northern region, to more single-family homes, as well as an overall increase in unit sales prices due to favorable economic conditions in the homebuilding industry. Furthermore, a shortage of approved building lots in key markets resulted in additional favorable pricing conditions for homebuilders.

        The overall decrease in the number of homes we delivered in our fiscal year ended June 30, 2003 was partially due to a shift in homebuyer patterns in the southern region to more pre-construction sales rather than pre-built specification home sales. Fewer homes were delivered in the southern region in our fiscal year ended June 30, 2003 when compared with our fiscal year ended June 30, 2002 as pre-construction new orders take longer to fulfill than new orders for pre-built specification homes. In addition, a change in our product offering to more single-family homes resulted in fewer homes delivered during our fiscal year ended June 30, 2003 when compared with our fiscal year ended June 30, 2002. Further, harsh winter weather conditions in the regions in which we operate also contributed to a decrease in the number of homes delivered for our fiscal year ended June 30, 2003 compared to our fiscal year ended June 30, 2002. The overall average selling price per home we delivered in our fiscal year ended June 30, 2003 increased by approximately 15.8% to $308,000 per home, compared to $266,000 per home for our fiscal year ended June 30, 2002. The overall average sales price per home varies from year-to-year depending upon product offering, among other factors. Average sales prices have increased at the majority of communities open during our fiscal year ended June 30, 2003 when compared with the same communities and products offered for sale in our fiscal year ended June 30, 2002.

        Costs and Expenses.    Costs and expenses for our fiscal year ended June 30, 2003 increased $17,494,000, or 5.4%, to $343,430,000, compared with our fiscal year ended June 30, 2002. The cost of residential revenue for our fiscal year ended June 30, 2003 increased $10,473,000 to $294,066,000, or 3.7%, when compared with our fiscal year ended June 30, 2002. The increase in the cost of residential revenue of approximately 3.7% compared to the increase in residential revenue of approximately 9.0% during the same time period was due to an increase in gross profit margins for our fiscal year ended June 30, 2003 compared to our fiscal year ended June 30, 2002. Gross profit margins on residential revenue were 23.1% for our fiscal year ended June 30, 2003 compared with 19.2% for our fiscal year ended June 30, 2002. The increase in gross profit margin on residential revenue for our fiscal year ended June 30, 2003 compared with our fiscal year ended June 30, 2002 was a result of favorable conditions in the homebuilding industry, resulting in strong customer demand and positive home pricing trends. Also contributing to the increase in gross profit margin on residential revenue were the decreased costs of construction financing and the relatively stable costs for key building materials, when compared to the prior fiscal year.

        For our fiscal year ended June 30, 2003, selling, general and administrative expenses increased $5,222,000 to $44,821,000, or 13.2%, when compared with our fiscal year ended June 30, 2002. The increase in selling, general and administrative expenses was primarily the result of an increase in sales commissions and incentive compensation of approximately $3,160,000 attributable to our growth in residential revenue and profit. We have a bonus compensation plan for our executive officers and key employees calculated at a predetermined percentage of certain of our consolidated pretax earnings. In addition, certain regional employees not participating in the bonus compensation plan were awarded bonuses based upon the pretax earnings of their respective regions. An increase in advertising costs of approximately $856,000 also contributed to an increase in selling, general and administrative expense. The increase in advertising costs was primarily related to the southern region as we continued our efforts to expand in this area and shift customers' buying patterns to more pre-construction sales rather than pre-built specification homes. The selling, general and administrative expenses as a percentage of residential revenue increased to 11.7% for our fiscal year ended June 30, 2003 compared to 11.3% for our fiscal year ended June 30, 2002. The increase in selling, general and administrative expenses as a percentage of residential revenue was primarily attributable to the increase in fixed advertising costs related to the southern region as noted above and an increase in incentive compensation as a result of our overall increased profitability when compared with the prior year comparable period.

        Income Tax Expense.    For our fiscal year ended June 30, 2003, income tax expense increased $6,951,000 to $17,758,000, or 64.3%, when compared with our fiscal year ended June 30, 2002. The increase in income tax expense was primarily attributable to an increase in income from operations. Additionally, as a result of changes in state tax laws in the states in which we operate, during our fiscal year ended June 30, 2003, we adjusted our effective tax rate on a cumulative basis to 39.4% of income from operations before income taxes for our fiscal year ended June 30, 2003 compared to 37.6% of income from operations before income taxes for our fiscal year ended June 30, 2002. The increase in the effective tax rate resulted in an increase in income tax expense of $817,000 for our fiscal year ended June 30, 2003 when compared with the same effective tax rate of 37.6% for our fiscal year ended June 30, 2002.

        Net Income.    Net income for our fiscal year ended June 30, 2003 increased $9,384,000, or 52.4%, to $27,297,000 compared with $17,913,000 for our fiscal year ended June 30, 2002. This increase in net income was primarily attributable to increased residential revenue in the northern region and favorable conditions in the homebuilding industry resulting in strong customer demand, positive home pricing trends and improved gross margins.

Fiscal year ended June 30, 2002 compared to year ended June 30, 2001

        Orders and Backlog.    New orders for our fiscal year ended June 30, 2002 increased $43,186,000, or 13.8%, to $356,279,000 on 1,279 homes compared to $313,093,000 on 1,183 homes for our fiscal year ended June 30, 2001. The increase in new orders was partially attributable to our expansion into the southern region through our acquisition of Parker & Lancaster Corporation in October 2000. We reported new orders from the southern region for our fiscal year ended June 30, 2002 compared to the prior fiscal year reporting of new orders from the southern region for the period October 13, 2000, the Parker & Lancaster Corporation acquisition date, through June 30, 2001, approximately nine months. In addition, new orders in the northern region increased by $26,869,000, or 13.2%, when compared to new orders in the northern region for our fiscal year ended June 30, 2001. The increase in new orders in the northern region was primarily attributable to favorable conditions in the homebuilding industry, most notably, favorable financing conditions. Further, the average price per home of new orders in the combined regions increased to approximately $279,000 per home for our fiscal year ended June 30, 2002 compared to approximately $265,000 per home for our fiscal year ended June 30, 2001, due to a change in product mix as a result of our current product offering as well as unit sales price increases. Overall, home sales prices increased at the majority of communities open during our fiscal year ended June 30, 2002, when compared with the same communities and homes offered for sale in our fiscal year ended June 30, 2001.

        Our backlog at June 30, 2002, increased $18,966,000, or approximately 10.1%, to $206,064,000 on 647 homes compared to our backlog at June 30, 2001 of $187,098,000 on 623 homes. The increase in backlog was primarily attributable to favorable economic conditions for the homebuilding industry in the regions where we operate. These favorable economic conditions, most notably financing conditions, resulted in strong customer demand and positive home pricing trends.

        Total Earned Revenues.    Total earned revenues for our fiscal year ended June 30, 2002 increased $67,434,000 to $354,656,000, or 23.5%, compared to our fiscal year ended June 30, 2001. Total earned revenues principally consist of residential revenue, but also include revenue from land sales, interest income, property management fees and mortgage processing income. Residential revenue included 1,322 homes totaling $351,060,000 during our fiscal year ended June 30, 2002, as compared to 1,085 homes totaling $282,384,000 during our fiscal year ended June 30, 2001. Approximately $44,797,000 of the increase in residential revenue was attributable to our southern region operations and the remaining increase of $23,879,000 was attributable our northern region operations. The average selling price per home increased to approximately $266,000 for our fiscal year ended June 30, 2002 as compared to approximately $260,000 for our fiscal year ended June 30, 2001. The increase in residential revenue was attributable to an increase in the number of homes delivered and average selling price per home for our fiscal year ended June 30, 2002 compared to the prior fiscal year. The number of homes delivered and average selling price increased due to favorable economic conditions in the homebuilding industry, most notably, favorable financing conditions, and the inclusion of a full year of results for our expansion into our southern region through our acquisition of Parker & Lancaster Corporation in October 2000. Favorable financing conditions resulted in strong customer demand and positive home pricing trends. The overall average sales price per home varies from year-to-year depending upon current product offerings. Average sales prices increased at the majority of communities open during our fiscal year ended June 30, 2002 when compared with the same communities and units offered for sale in our fiscal year ended June 30, 2001. Earned revenues from land sales and other income decreased to $3,596,000 in our fiscal year ended June 30, 2002 from $4,838,000 in our fiscal year ended June 30, 2001 as a result of a reduction in land sales.

        Costs and Expenses.    Costs and expenses for our fiscal year ended June 30, 2002 increased $56,247,000, or 20.9%, compared with our fiscal year ended June 30, 2001. The cost of residential properties for our fiscal year ended June 30, 2002 increased $47,464,000 to $283,593,000, or 20.1%, when compared with our fiscal year ended June 30, 2001. The increase in cost of residential properties was primarily attributable to our growth in residential revenue. Gross profit margin on residential revenue was 19.2% for our fiscal year ended June 30, 2002 compared with 16.4% for our fiscal year ended June 30, 2001. The increase in gross profit margin on residential revenue for our fiscal year ended June 30, 2002 compared with our fiscal year ended June 30, 2001 was a result of favorable conditions in the homebuilding industry, resulting in strong customer demand and positive home pricing trends. Also contributing to the increase in gross profit margin on residential revenue were the decreased costs of construction financing, as well as the relatively stable costs for key building materials, in our fiscal year ended June 30, 2002 when compared to the prior fiscal year.

        For our fiscal year ended June 30, 2002, selling, general and administrative expenses increased $9,418,000 to $39,599,000, or 31.2%, when compared with our fiscal year ended June 30, 2001. The increase in selling, general and administrative expenses was partially attributable to the reporting of fixed expenses in the southern region for twelve months of our fiscal year ended June 30, 2002 compared to approximately nine months in our fiscal year ended June 30, 2001 due to the timing of our entry into the southern region through our acquisition of Parker & Lancaster Corporation in October 2000. In addition, selling, general and administrative expenses increased due to an increase in sales commissions of $3,495,000 and incentive compensation of $1,926,000 attributable to our growth in residential revenue and profit. We have a bonus compensation plan for our executive officers and key employees calculated at a predetermined percentage of our consolidated pretax earnings. In addition, certain regional employees not participating in the bonus compensation plan were awarded bonuses based upon the pretax earnings of their respective regions. The selling, general and administrative expenses as a percentage of residential revenue increased to 11.3% during our fiscal year ended June 30, 2002 compared to 10.7% in the prior fiscal year. The increase in selling, general and administrative expenses as a percentage of residential revenue was attributable to an increase in fixed costs as a result of our geographic expansion into North Carolina, South Carolina and Virginia.

        Net Income.    Net income for our fiscal year ended June 30, 2002 increased $7,154,000, or 66.5%, to $17,913,000 compared with $10,759,000 for our fiscal year ended June 30, 2001. This increase in net income was attributable to favorable conditions in the homebuilding industry resulting in strong customer demand, positive home pricing and improved gross margins, as well as our acquired operations in our North Carolina and Virginia markets through our October 13, 2000 acquisition of Parker & Lancaster Corporation.

Liquidity and Capital Resources

        We require capital to purchase and develop land, to construct homes, to fund related carrying costs and overhead and to fund various advertising and marketing programs to facilitate sales. These expenditures include site preparation, roads, water and sewer lines, impact fees and earthwork, as well as the construction costs of the homes and amenities. Our sources of capital include funds derived from operations, asset sales and various borrowings, most of which are secured.

        At December 31, 2003, we had approximately $163,746,000 available under existing secured revolving and construction loans for planned development expenditures. In addition, we had $4,000,000 available under an existing unsecured line of credit and working capital arrangement with Jeffrey P. Orleans, our Chairman, Chief Executive Officer and majority shareholder. A majority of our debt is variable rate, based on LIBOR or the prime rate, and therefore, we are exposed to market risk in the area of interest rate changes. At December 31, 2003, the one-month LIBOR and prime rates of interest were 1.13% and 4.0%, respectively. For information regarding risks associated with our level of debt and changes in interest rates, see "Risk Factors" on pages 9 and 10 of this prospectus and "Quantitative and Qualitative Disclosures About Market Risk" on page 37 of this prospectus.

        Generally, we finance our development and construction activities on a community-by-community basis so that, for each community we build, we have a separate credit facility. Accordingly, we have numerous credit facilities. While the loan agreements relating to these facilities contain certain covenants, they generally contain few, if any, material financial covenants. Typically, our loan agreements contain covenants requiring us to:

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  obtain agreements of sale for a specified number of homes within a specified time period, with the number of homes and time period varying by community;

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  not distribute dividends greater than 5% of each year's net income;

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  not permit a change in control of our Company or of any subsidiary that is a party to the applicable loan agreement;

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  complete any construction which is the subject of the loan agreement without significant delay and in accordance with the previously submitted construction plan;

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  notify the lender, in writing, immediately if we receive a claim of lien with respect to any services, labor or material furnished in connection with applicable construction, and to remove any such lien within 10 days after the date the lien was filed;

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  maintain certain minimum levels of insurance;

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  when requested by lender, provide inventory status reports and financial statements and other inventory and financial information reasonably requested by lender;

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  furnish the lender with copies of all notices received by us claiming any breach or potential breach of any contracts related to the construction, claiming or asserting a right to a lien for work performed or materials provided in connection with construction, or from any governmental authority asserting that the land or construction which is the subject of the loan agreements may or does violate any law or regulations;

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  not enter into leases affecting the land or the construction which is the subject of the applicable loan documents without the prior written consent of the lender;

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  not obtain subordinate financing on the land, construction or other property granted as security under applicable loan documents without the prior approval of the lender; and

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  not sell or otherwise dispose of any of the land or the construction which is the subject of the applicable loan documents.

        On July 28, 2003, we acquired all of the issued and outstanding shares of Masterpiece Homes, and entered into an employment agreement with the president of Masterpiece Homes, Robert Fitzsimmons. The material terms of the stock purchase agreement and employment agreement are as follows:

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  $3,900,000 in cash to the selling shareholders, at closing;

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  $2,130,000 to the selling shareholders payable January 1, 2005, unless prior to that date Mr. Fitzsimmons is terminated for cause or terminates his employment without good reason, as defined in his employment agreement;

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  sale of 30,000 shares of our common stock at closing to Mr. Fitzsimmons for $8 per share with an option for Mr. Fitzsimmons to require us to repurchase the shares at the same price;

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  an option in favor of Mr. Fitzsimmons to purchase 45,000 shares of our common stock at $10.64 per share which vests in three equal annual installments on December 31, 2004, 2005 and 2006; and

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  contingent payments to Mr. Fitzsimmons representing 25% of Masterpiece Homes' pre-tax profits for the calendar years ending December 31, 2004, 2005 and 2006.

        Net cash used in operating activities for the six months ended December 31, 2003 was $43,227,000, compared to net cash used in operating activities for the prior fiscal year period of $7,493,000. The increase in net cash used in operating activities was primarily attributable to the acquisition of approximately 818 building lots for future development with an aggregate purchase price of approximately $42,981,000 during the six months ended December 31, 2003. The remaining increase in net cash used in operating activities was attributable to increases in receivables, deferred charges and other assets as well as a decrease in accounts payable and other liabilities, partially offset by an increase in customer deposits and net income when compared with the prior fiscal year period. Net cash used in investing activities for the six months ended December 31, 2003 was $5,185,000, compared to $674,000 for the prior fiscal year period. This increase was primarily related to the acquisition of Masterpiece Homes on July 28, 2003. Net cash provided by financing activities for the six months ended December 31, 2003 was $53,227,000, compared to $7,743,000 for the prior fiscal year period. The increase in net cash provided by financing activities is primarily attributable to an increase in financing to support the increase in real estate held for development as noted above.

        As of December 31, 2003, we owned or controlled approximately 11,045 building lots. Included in the aforementioned lots, we had contracted to purchase, or had under option, undeveloped land and improved building lots for an aggregate purchase price of approximately $403,622,000 that are expected to yield approximately 8,024 building lots. Generally, we structure our land acquisitions so that we have the right to cancel our agreements to purchase undeveloped land by forfeiture of our deposit under the agreement.

        In recent years, the process of acquiring desirable undeveloped land has become extremely competitive, particularly in the northern region, mostly due to the lack of available parcels suitable for development. In addition, expansion of regulation in the housing industry has increased the time it takes to acquire undeveloped land with all of the necessary governmental approvals required to begin construction. For the six months ended December 31, 2003 we forfeited approximately $75,000 in land deposits related to the cancellation of contracts to purchase undeveloped land. Included in the balance sheet captions "Inventory not owned—Variable Interest Entities" and "Land deposits and costs of future developments" at December 31, 2003 we had $29,179,000 invested in 43 parcels of undeveloped land, of which $13,140,000 is deposits, a portion of which is non-refundable. The acquisition of these parcels is expected to yield approximately 5,632 building lots. We attempt to mitigate the risks involved in acquiring undeveloped land by structuring our undeveloped land acquisitions so that the deposits required under the agreements coincide with certain benchmarks in the governmental approval process, thereby limiting the amount at risk. This process allows us to periodically review the approval process and make a decision on the viability of developing the acquired parcel based upon expected profitability. In some circumstances we may be required to make deposits solely due to the passage of time. This structure still provides us an opportunity to periodically review the viability of developing the parcel of land. In addition, we primarily structure our agreements to purchase undeveloped land contingent upon obtaining all governmental approvals necessary for construction. Under most agreements, we secure the responsibility for obtaining the required governmental approvals as we believe that we have significant expertise in this area. It's our intent to complete the acquisition of undeveloped land after all governmental approvals are in place. In certain circumstances however, when all extensions have been exhausted, we must make a decision on whether to proceed with the purchase even though all governmental approvals have not yet been received. In these circumstances, we perform reasonable due diligence to ascertain the likelihood that the necessary governmental approvals will be granted. At December 31, 2003, we had preliminary approval for all of the parcels included in the balance sheet caption Land held for development or sale and improvements.

        In December 2003, we signed an agreement to purchase approximately 300 acres of undeveloped land expected to yield approximately 400 building lots for a purchase price of approximately $60,000,000.

        In January 2004, we signed an agreement to purchase undeveloped land expected to yield approximately 422 building lots for a purchase price of approximately $25,500,000. We have deposited in escrow $250,000 which is refundable through the end of the 60 day due diligence period. At the end of the due diligence period, if we determine to proceed, we must deposit an additional $2,750,000 and this deposit along with the initial $250,000 deposit will be released to the seller and be substantially non-refundable at that time.

        The process of acquiring improved building lots from developers is extremely competitive. We compete with many national homebuilders to acquire improved building lots, some of which have greater financial resources than us. The acquisition of improved lots is usually less risky than the acquisition of undeveloped land as the contingencies and risks involved in the land development process are borne by the developer. In addition, governmental approvals are generally in place when the improved building lots are acquired.

        At December 31, 2003, we had contracted to purchase or had under option approximately 2,392 improved building lots for an aggregate purchase price of approximately $142,102,000, including $5,651,000 of deposits.

        We expect to utilize purchase money mortgages, secured financings and existing capital resources to finance the acquisitions described above. Contingent on the factors described above, we anticipate completing a majority of these acquisitions during the next several years.

        We believe that funds generated from operations and financing commitments from available lenders will provide us with sufficient capital to meet our existing operating needs. We intend to repay debt, primarily mortgage facilities secured by real estate held for development, with the net proceeds of this offering. These mortgage facilities generally will continue to be available to us after repayment.

Inflation

        Inflation can have a significant impact on our business performance and the homebuilding industry in general. Rising costs of land, materials, labor, overhead, administrative costs and interest rates on floating credit facilities can adversely affect our business performance. In addition, rising costs of certain items, such as lumber, can adversely affect the expected profitability of our backlog. Generally, we have been able to recover any increases in costs through increased selling prices. However, there is no assurance we will be able to increase selling prices in the future to cover the effects of inflation.

Seasonality

        The sale and construction of homes may be adversely affected by harsh winter weather conditions in some of the regions in which we operate and other adverse weather conditions. Residential revenue is typically lowest in our third fiscal quarter and highest in our fourth fiscal quarter. For additional information regarding risks associated with adverse weather conditions, see "Risk Factors" on page 12 of this prospectus.

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments

        Certain off-balance sheet arrangements, contractual obligations and commitments are disclosed in various sections of our Audited and Unaudited Consolidated Financial Statements and related notes contained elsewhere in this prospectus and below. Some typical off-balance sheet arrangements commonly affecting homebuilders include:

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  Cost sharing arrangement and unconsolidated real estate joint ventures—capital contribution requirements;

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  Debt and debt service guarantees;

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  Surety bonds and standby letters of credit;

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  Executed contracts for construction and development activity; and

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  Variable interest entities which are not consolidated.

        Each of these items are described below or in "Critical Accounting Policies" on page 34 of this prospectus.

Cost Sharing Arrangements and Unconsolidated Real Estate Joint Ventures – Capital Contribution Requirements

        We have developed and owned communities through joint ventures, accounted for using the equity method, with other parties in the past. However, at the present time joint venture activities do not constitute a material portion of our operations. In addition, we have partnered with other homebuilders and developers, under cost sharing agreements, to acquire land and/or to develop or improve common off-site facilities, such as sewer treatment plants, that will benefit both parties. Most of these agreements are set up as cost sharing agreements whereby the homebuilders and developers share in the cost of acquiring the parcel or improving the off-site facility. We currently do not have any material unfunded commitments with respect to joint ventures and cost sharing arrangements.

Debt and Debt Service Guarantees

        At December 31, 2003, we had mortgage and other note obligations on the balance sheet totaling $172,297. We currently do not have any off-balance sheet debt service guarantees. For information regarding risks associated with our level of debt, see "Risk Factors" on pages 9 and 10 of this prospectus.

Surety Bonds and Standby Letters of Credit

        As of December 31, 2003, we had $66,997,000 in surety bonds and $2,311,000 in outstanding standby letters of credit in favor of local municipalities or financial institutions to guarantee the construction of real property improvements or financial obligations. The $66,997,000 in surety bonds guarantee the construction of public improvements and infrastructure such as sewer, streets, traffic signals, grading, and wildlife preservations in connection with the various communities we are developing. Surety bonds are commonly required by public agencies from homebuilders such as us and other real estate developers. The surety bonds and standby letters of credit are renewable and expire upon completion of the required improvements. Standby letters of credit are a form of credit enhancement that is commonly required in real estate development to secure the construction of public improvements. In the past three years, no surety bonds or standby letters of credit have been drawn on for use to satisfy our obligations.

Executed Contracts for Site Work and Construction Activity

        We have entered into site work and construction contracts with various suppliers and contractors. These contracts are for construction and development activity in the numerous communities we have under development, and are originated in the normal course of business. The site work contracts generally require specific performance by the contractor to prepare the land for construction and are written on a community-by-community basis. For larger communities, site work contracts are awarded in phases in order to limit any long term commitment by us or our contractor. Generally, site work contracts are completed in less than one year. We act as a general contractor and contract with various subcontractors at specified prices for construction of the homes we sell. Subcontractors generally work on a piece meal basis and are not awarded contracts for a specified number of homes. These commitments are typically funded by construction loans and are originated in the normal course of business.

Summary of Outstanding Obligations

        The following table summarizes our outstanding obligations as of December 31, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods. For mortgage and other note obligations, payments due by period are shown based on the expiration date of the loan. Generally, we repay the loan obligation at the time the homes which are collateral are delivered. Loan obligations are repaid at a predetermined percentage (approximately 85%) of the base selling price of a home when a home is delivered, which usually results in the loan being fully repaid before all homes in the development are delivered.

		Payments due by fiscal year ended June 30,
	Total as of December 31, 2003	Remainder of 2004	2005	2006	2007	2008	Thereafter
	(in thousands)
Obligations:
Mortgage and other note obligations	$172,297	$85,073	$64,154	$13,699	$9,371	$—	$—
Operating leases	2,930	388	709	639	382	158	654
Affordable housing contributions	2,785	677	776	551	451	330	—

Total obligations	$178,012	$86,138	$65,639	$14,889	$10,204	$488	$654

        The above table does not include certain obligations incurred in the ordinary course of business, such as trade payables.

        The above table also does not include any amounts needed to acquire lots or land under option or cancelable purchase contracts because these arrangements are completed only at our discretion, subject only to loss of option or deposit amounts and costs capitalized to date. Therefore, these option and cancelable purchase contracts do not represent binding enforceable purchase obligations. As of December 31, 2003, we had contracted to purchase, or had under option, undeveloped land and improved building lots for an aggregate purchase price of approximately $403.6 million that are expected to yield approximately 8,024 lots.

Critical Accounting Policies

        The preparation of our Audited and Unaudited Consolidated Financial Statements require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, impairment of real estate assets, capitalization of costs, environmental liability exposure, miscellaneous litigation reserves, and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our Audited and Unaudited Consolidated Financial Statements.

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." Variable interest entities are entities controlled by another entity through means other than voting rights. FASB Interpretation No. 46 provides guidance on determining whether and how a business enterprise should consolidate a variable interest entity.

        FASB Interpretation No. 46 requires significant use of judgment and estimates in determining its application. See Note 1 to our Audited Consolidated Financial Statements included elsewhere in this prospectus for additional discussion of FASB Interpretation No. 46.

Estimates

        Impairment charges to reduce our real estate inventories to net realizable value are recorded using several factors including management's plans for future operations, recent operating results and projected cash flows, which include assumptions related to expected future demand and market conditions. The adequacy of our impairment charges could be materially affected by changes in market conditions.

        Estimates for construction costs for homes closed are recorded in the period when the related home is closed. These estimates are based on detailed budgets for each home and historical experience and trends. If actual costs change, significant variances may be encountered.

        Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and are based on historical experience and trends. Should actual warranty experience change, revisions to the estimated warranty liability would be required.

        Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or the total number of lots developed changes, significant variances may be encountered.

Revenue Recognition

        We primarily derive our total earned revenues from the sale of residential property. We recognize residential revenue when title is conveyed to the homebuyer at the time of closing. We also sell developed and undeveloped land in bulk and under option agreements. Revenues from sales of land and other real estate are recognized when we have received an adequate cash down payment and all other conditions necessary for profit recognition have been satisfied. During the three years ended June 30, 2003, 2002 and 2001, all sales transactions met the criteria for, and were accounted for utilizing, the full accrual method.

        To the extent that certain sales or portions thereof do not meet all conditions necessary for profit recognition, we would use other methods to recognize profit, including the percentage-of-completion, cost recovery and the deposit methods. These methods of profit recognition defer a portion or all of the profit to the extent it is dependent upon the occurrence of future events. Also, in general, specific identification and relative sales value methods are used to determine the cost of sales. Management estimates of future costs to be incurred after the completion of each sale are included in cost of sales. A change in circumstances that causes these estimates of future costs to increase or decrease significantly would affect the gain or loss recognized on future sales.

Impairment

        We assess the impairment of our real estate assets when events or changes in circumstances indicate that the net book value may not be recoverable. Indicators we consider important which could trigger an impairment review include the following:

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  significant negative industry or economic trends;

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  a significant underperformance relative to historical or projected future operating results;

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  a significant change in the manner in which an asset is used; and

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  an accumulation of costs significantly in excess of the amount originally expected to construct an asset.

        Real estate is stated at the lower of cost or estimated fair value using the methodology described as follows. A write-down to estimated fair value is recorded when we determine that the net book value exceeds the estimated selling prices less cost to sell. These evaluations are made on a property-by-property basis. When we determine that the net book value of an asset may not be recoverable based upon the estimated undiscounted cash flow, an impairment write-down is recorded. Values from comparable property sales will also be considered. The evaluation of future cash flows and fair value of individual properties requires significant judgment and assumptions, including estimates of market value, development absorption, and remaining development costs. Significant adverse changes in circumstances affecting these judgments and assumptions in future periods could cause a significant impairment adjustment to be recorded.

Capitalization of Costs

        Costs capitalized include direct construction and development costs, including predevelopment costs, interest on indebtedness, real estate taxes, insurance, construction overhead and indirect project costs. Costs previously capitalized related to any abandoned development opportunities are written off when it is determined such costs will not provide any future benefits. Any decrease in development activity may result in a portion of capitalized costs being expensed.

Environmental Liability Exposure

        Development and sale of real property creates a potential for environmental liability on our part as owner and developer, for our own acts as well as the acts of prior owners of the subject property or owners or past owners of adjacent parcels. If hazardous substances are discovered on or emanating from any of our properties, we and prior owners may be held liable for costs and liabilities relating to those hazardous substances. We generally undertake environmental studies in connection with our property acquisitions. In the event we incur environmental remediation costs, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense, and the pursuit of responsible third parties, if these costs are incurred in connection with properties we previously sold, then they are expensed. We capitalize costs relating to land under development and undeveloped land as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold. Should a previously undetected, substantial environmental hazard be found on our properties, significant liquidity could be consumed by the resulting clean up requirements and a material expense may be recorded. Further, governmental regulation on environmental matters affecting residential development could impose substantial additional expense on us, which could adversely affect our results of operations or the value of properties owned under contract, or purchased by us. For additional information regarding risks associated with environmental hazards and environmental regulation, see "Risk Factors" on pages 7 and 12 of this prospectus and "Environmental Regulation and Litigation" on page 47 of this prospectus.

Income Taxes

        As part of the process of preparing our consolidated financial statements, significant management judgment is required to estimate income taxes. Estimates are based on interpretation of tax laws. We estimate actual current tax due and assesses temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. See Note 8 to our Audited Consolidated Financial Statements included elsewhere in this prospectus for a discussion of income taxes. Adjustments may be required by a change in assessment of deferred tax assets and liabilities, changes due to audit adjustments by Federal and State tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the statement of operations and/or balance sheet. These adjustments could materially impact our financial position and results of operation and liquidity.

Recent Accounting Pronouncements

        For a discussion of recent accounting pronouncements applicable to us, see Note A to our Unaudited Consolidated Financial Statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows, due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the area of interest rate changes. A majority of our debt is variable rate based on LIBOR and prime rate, and, therefore, affected by changes in market interest rates. Based on current operations, as of December 31, 2003, an increase/decrease in interest rates of 100 basis points would have resulted in a corresponding increase/decrease in interest charges incurred by us of approximately $1,475,000 in a fiscal year, a portion of which would be capitalized and included in cost of sales as homes are delivered. Changes in the prices of commodities that are a significant component of home construction costs, particularly lumber, may result in unexpected short term increases in construction costs. Since the sales price of our homes is fixed at the time a buyer enters into a contract to acquire a home and because we generally contract to sell our homes before construction begins, any increase in costs in excess of those anticipated may result in lower gross margins for the homes in our backlog. We attempt to mitigate the market risks of the price fluctuation of commodities by entering into fixed-price contracts with our subcontractors and material suppliers for a specified period of time, generally commensurate with the building cycle.

BUSINESS

Overview

        We develop, build and market high-quality single-family homes, townhouses and condominiums. We serve a broad customer base including first-time, move-up, luxury, empty nester and active adult homebuyers. We currently operate in the following nine markets: Southeastern Pennsylvania; Central New Jersey; Southern New Jersey; Charlotte, Raleigh and Greensboro, North Carolina; Richmond and Tidewater, Virginia; and Orlando, Florida. In our Charlotte, North Carolina market we also have operations in adjacent counties in South Carolina.

        We have been in operation for 85 years and are a leading homebuilder in our Pennsylvania and New Jersey markets. In each year since 1995, we have ranked among the top three homebuilders in the Philadelphia metropolitan area based on the number of new orders. In October 2000, pursuant to a strategic initiative to target growth in new geographic markets, we entered our North Carolina and Virginia markets through our acquisition of Parker & Lancaster Corporation. In July 2003, we entered the Orlando, Florida market through our acquisition of Masterpiece Homes.

        From fiscal 1999 to fiscal 2003, we achieved compound annual growth rates in total earned revenues of 27% and net income of 50%. Our recent growth is the result of both internal expansion and the acquisition of other homebuilders. We have also benefitted from strong demand for new homes as a result of population growth and historically low interest rates. Residential revenue attributable to our Pennsylvania and New Jersey operations grew from approximately $144 million in fiscal 1999 to approximately $247 million in fiscal 2003. New orders in our North Carolina and Virginia markets grew 39% from approximately $126 million in fiscal 2002 to approximately $176 million in fiscal 2003, our second full year operating in these markets. New orders for Masterpiece Homes grew 75% from approximately $40 million for the 12-month period ended December 31, 2002 to approximately $70 million for the 12-month period ended December 31, 2003.

        We believe we are well positioned for continued growth. At December 31, 2003, our backlog was approximately $368 million representing 1,079 homes compared to a backlog of approximately $232 million representing 650 homes at December 31, 2002. At December 31, 2003, we were selling homes in 81 communities and owned or controlled 11,045 lots. Our future rate of growth will depend in part on the continued strong demand for new homes in our markets and our ability to identify and acquire new land positions and, potentially, other homebuilders.

Competitive Strengths

        Over the past four years, the percentage growth of our total earned revenues, net income and earnings per share has been near the top of our public homebuilder peer group. In addition, our return on average shareholders' equity (net income divided by average shareholders' equity) of 34% for the 12-month period ended December 31, 2003 was one of the highest in our public homebuilder peer group during that period. We believe that this strong performance has been achieved as a result of our competitive strengths and the successful execution of our business strategy. Our competitive strengths include the following:

Product and Customer Diversification

        We develop, build and market high-quality single-family homes, townhouses and condominiums to serve various homebuyer segments, including first-time, move-up, luxury, empty nester and active adult. Our broad range of home designs and price points allows us to capitalize on favorable economic and demographic trends within our markets. We offer over 100 home designs in various architectural styles to meet the demands of our markets. In addition, our buyers can choose from hundreds of options and upgrades to customize their homes to meet their individual preferences. These options and upgrades include exterior finishes, bonus rooms, kitchen cabinets, solid surface counters, gourmet appliances, bath vanities, plumbing fixtures, decorative trims and flooring, among others. We offer these options in our homes which range in price from approximately $90,000 to over $1 million. We believe our home customization program of pre-priced designer options allows us to meet individual buyer preferences and increase the number of homes we sell while enhancing our profitability. This product breadth enables us to position ourselves in the most attractive homebuyer segments within each market.

Land Entitlement and Development Expertise

        For over 40 years, we have entitled and developed lots in the highly regulated Pennsylvania and New Jersey markets. As a result, we have extensive knowledge about all aspects of the site selection, land planning, entitlement and development processes. We have extensive expertise in dealing with the governmental and regulatory bodies that govern the site selection and development processes. We leverage our entitlement and development expertise across all of our markets. We believe this enables us to secure attractive land positions earlier than many of our competitors, design better land plans for our communities and enhance our profitability. Despite our land entitlement and development expertise, if the localities in which we operate adopt "slow growth" or "no growth" policies, we could encounter increased difficulty entitling and developing land.

Attractive Land Positions

        We assemble attractive land positions utilizing our disciplined site selection process and land development expertise. At December 31, 2003, we owned or controlled 6,930 lots in Pennsylvania and New Jersey. We believe the restrictions on the development of new lots in these markets have increased, and will continue to increase, the market value of our significant land positions. In our North Carolina, Virginia and Florida markets, we owned or controlled 4,115 lots at December 31, 2003. We continually monitor market conditions and absorption to adjust our land positions accordingly. Each of our divisions is responsible for establishing and maintaining relationships in the local real estate community to enable us to acquire the number of lots we require to satisfy our targeted growth plans. Our land entitlement and land development expertise allows us to consider land positions in various stages of the entitlement and development process which we believe provides us greater opportunities than many of our competitors to acquire attractive land positions. The reduced availability of suitable land and developed homesites could make it difficult to maintain our attractive land positions.

Strong Brand Recognition

        We operate in our Pennsylvania and New Jersey markets as Orleans Homebuilders, in our North Carolina and Virginia markets as Parker & Orleans Homebuilders, and in our Florida market as Masterpiece Homes. We believe we are recognized in our markets for providing high-quality, well designed homes in desirable communities. In each of our markets, however, we compete with other homebuilders that may have greater brand recognition. During 2003, we received over 30 awards recognizing our superior home designs. Under the Orleans name, we have built brand recognition with operations dating back to 1918. Parker & Lancaster Corporation began homebuilding operations in 1976 and we believe it has created a reputation for quality in our Virginia and North Carolina markets with both homebuyers and the real estate brokerage community. Masterpiece Homes has distinguished itself by winning the J.D. Power & Associates award for Highest Owner Satisfaction Among New Home Builders in the Orlando Area for the past three years. In each of our markets, we have an extensive customer service program. We believe our focus on providing high quality homes and customer service leads to valuable referrals and repeat customers.

Experienced Management Team

        Our four most senior executives, who have each been with us for over 15 years, provide senior management continuity. Our Chief Executive Officer and Chief Operating Officer are third and second generation homebuilders, respectively. Our division managers, who have an average of over 15 years of homebuilding industry experience, complement our senior management and provide local expertise and market knowledge. Most of our division managers have prior management experience with other large regional or national builders. We provide each of our divisions with the responsibility and autonomy to address the needs of their specific markets. The division managers oversee the operational managers in each of our functional areas of land acquisition and development, sales and marketing, construction, purchasing and estimating, and customer service.

Business Strategy

        Our business strategy is as follows:

Grow in Existing Markets

        We will continue to focus on growth in each of our existing markets.

        We believe there are significant opportunities for growth in our North Carolina and Virginia markets. Our ability to capitalize on these opportunities will depend upon, among other factors, the effectiveness of our local management in these markets. Currently, our North Carolina and Virginia markets are highly fragmented with numerous small private builders. We intend to increase our market share in each of these markets by increasing our number of active communities and continuing to expand our product offerings. We believe our ability to offer customized home designs at competitive prices in desirable locations provides us with a significant competitive advantage and will facilitate our growth.

        We also believe our acquisition of Masterpiece Homes provides significant opportunities for growth in the Florida market. Prior to our acquisition, Masterpiece Homes was capital constrained. We have already begun providing a stronger capital base to Masterpiece Homes which we believe will help grow our Florida operations. Currently, Masterpiece Homes sells homes primarily to first-time buyers in the Orlando market. We intend to utilize our product diversity and site selection and land development expertise to increase the number of active communities targeting move-up, empty nester and active adult buyers. We plan to leverage the Masterpiece Homes brand and management skills to expand into other attractive Florida markets including, potentially, Jacksonville and Tampa.

        We believe that our attractive land positions will allow us to continue to increase the profitability of our Pennsylvania and New Jersey operations. These markets are characterized by significant barriers to entry and homebuilder consolidation. These factors coupled with our site selection and land development expertise should continue to improve our competitive position and provide favorable pricing opportunities. In addition, we will continue to capitalize on the demographic and economic trends in these markets, focusing on our home customization and design strengths to increase our margins. We also plan to expand selectively into neighboring markets.

Expand into New Markets

        We regularly evaluate opportunities to expand into new markets that will allow us to capitalize on our competitive strengths. This may include expanding through both start-up operations as well as the acquisition of other homebuilders with strong local management. In evaluating expansion opportunities, we prefer new markets with characteristics such as favorable demographic and economic trends and markets where we believe we can achieve sufficient scale to successfully implement our business strategy. When considering acquisitions of homebuilders, we look for strong management teams with compatible operating philosophies. We offer private homebuilders the ability to leverage their local market knowledge and relationships with our greater financial resources, broad product offering and site selection and land development expertise. We provide acquired companies and their management the opportunity to become our growth platform in their markets. These attributes were instrumental in our acquisition of Parker & Lancaster Corporation and Masterpiece Homes. In the event we expand into new markets, we could encounter difficulties in integrating and growing our operations in these markets.

Target the Most Attractive Homebuyer Segments

        We offer a broad range of homes in desirable locations and an extensive home customization program. As a result, we are able to target the most attractive homebuyer segments in each of our markets. Our breadth of product enables us to take advantage of changes in homebuyer preferences. Our sales staff for each of our communities conducts regular analyses of their local markets to assist us in responding promptly to market developments. While we believe these strengths help us to compete against other homebuilders in our markets, some of our competitors may have greater financial resources, more established market positions or better opportunities to acquire land, or other advantages over us.

Implement Best Management Practices and Pursue Additional Economies of Scale

        We intend to focus on margin growth by further implementing best management practices across all of our markets. We continually evaluate our systems and procedures to improve our operations and leverage our corporate and divisional overhead to achieve additional economies of scale. We have established initiatives to further improve our pricing and service from our vendors and suppliers, reduce our financing costs and increase the satisfaction of our homebuyers. We will continue to implement marketing programs directed at enhancing our pre-sold home experience to more effectively manage our inventory of homes, improve financial returns and further increase our margins. We will also continue to centralize key administrative functions, such as finance and accounting, where opportunities for cost efficiencies exist.

Maintain Attractive Land Positions

        We intend to continue to utilize our disciplined site selection process and land development expertise to maintain our attractive land positions, which may become more difficult if governmental regulation of development becomes more restrictive. We actively monitor the lots we control giving consideration to homebuyer preferences and projected growth targets in each of our markets.

Operations

Homebuilding

        Our activities in developing residential communities include the sale of residential properties and, on a limited basis, the sale of land and developed homesites to other builders. We occasionally participate in joint ventures in connection with certain of these activities.

        Northern Region.    Our northern region is comprised of our Southeastern Pennsylvania, Central New Jersey and Southern New Jersey markets. We conduct business in the northern region under the Orleans Homebuilders brand name. We currently build homes predominantly targeted toward move-up, luxury, empty nester and active adult homebuyers with an average regional home sales price of $470,000 in backlog as of December 31, 2003. For the fiscal year ended June 30, 2003, we delivered 766 homes, generating $247 million, or 64.6% of our residential revenue. For the six months ended December 31, 2003, we delivered 317 homes, generating $118 million or 53.5% of our residential revenue for the period.

        Southern Region.    Our southern region is comprised of our Richmond and Tidewater, Virginia and Charlotte, Raleigh and Greensboro, North Carolina markets. We entered these markets in October 2000 through our acquisition of Parker & Lancaster Corporation and conduct business in these markets under the Parker & Orleans Homebuilders brand name. We currently build homes predominantly targeted toward the move-up homebuyer with an average regional home sales price of $355,000 in backlog as of December 31, 2003. For the fiscal year ended June 30, 2003, we delivered 477 homes, generating $136 million, or 35.4% of our residential revenue. For the six months ended December 31, 2003, we delivered 245 homes, generating $76 million or 34.5% of our residential revenue for the period.

        Florida Region.    Our Florida region has operations in the Orlando area. We entered this market through our acquisition of Masterpiece Homes in July 2003. We conduct business in this region under the Masterpiece Homes brand name. We currently build homes predominantly targeted toward the first- time homebuyer with an average regional home sales price of $148,000 in backlog as of December 31, 2003. For the six months ended December 31, 2003, we delivered 199 homes, generating $27 million or 12.1% of our residential revenue for the period.

        The following tables sets forth certain information with respect to our residential communities and residential revenue by type of home.

Residential Communities as of December 31, 2003

Region	Number of communities	Home price range	Backlog	Number of homes in backlog	Average sales price in backlog
			(in thousands)
Northern	20	$170,000 - $1,100,000	$195,153	415	$470,000
Southern	54	110,000 - 750,000	128,562	362	355,000
Florida	7	90,000 - 260,000	44,609	302	148,000

Total	81		$368,324	1,079

Residential Revenue by Type of Home for the Fiscal Year Ended June 30, 2003

Type of home	Residential revenue	Percentage of residential revenue
Single-family	$287,577,000	75%
Townhouses	71,141,000	19%
Condominiums	23,852,000	6%

Total	$382,570,000	100%

        For additional information regarding our residential sales activities, see "Selected Residential Sales Activity Data" on page 20 of this prospectus.

Construction

        We have historically designed our homes with the assistance of unaffiliated architectural firms as well as supervised the development and building of our communities. When we construct homes, we act as a general contractor and employ subcontractors at specified prices for the installation of site improvements and construction of our residential homes. Our agreements with subcontractors provide for a fixed price for work performed or materials supplied.

        A large majority of our single-family detached homes are constructed after contracts are signed and mortgage approval has been obtained. We generally begin construction of condominium and townhouse buildings after we have obtained customer commitments for at least 50% of the homes in that building. Depending on the market conditions and the specific community, we may also build speculative homes. Most of these homes are sold while under construction. We monitor our speculative inventory to achieve an adequate return on investment. We do not manufacture any of the materials or other items used in the development of our communities, nor do we maintain substantial inventories of materials. We have not experienced significant delays in obtaining materials we need to date and have long-standing relationships with many of our major suppliers and contractors. None of our suppliers accounted for more than 10% of our total purchases in our fiscal year ended June 30, 2003.

Purchasing and Budgeting

        We have established relationships with a number of vendors and suppliers in each of our markets. We believe these relationships reduce our exposure to any market shortages in labor or materials. We have negotiated price arrangements that we believe are favorable to us with both national and regional suppliers to purchase items such as lumber, appliances, plumbing fixtures, floor coverings and other high quality equipment and materials. We have established budgets for all of our home designs and offered options. These budgets are modified and adjusted by local division management to reflect the specifications needed to meet market demands and local cost variances.

Sales and Marketing

        We market our homes to various homebuyer segments according to the specific needs of each market. We advertise extensively using newspapers, industry publications, direct mail, radio, billboards and our own brochures. We have developed and maintain our websites, www.orleanshomes.com, www.parkerorleans.com, and www.masterpiecehomesflorida.com to provide prospective homebuyers with information regarding our communities, available home designs and price ranges, as well as a multimedia gallery offering panoramic video tours and streaming video presentations of some of our homes.

        We typically utilize furnished models merchandised by professional decorators which are located in our communities to help sell our homes. We prefer to staff these models with our own sales professionals to assist prospective homebuyers with home selection and financing decisions. Sales professionals are compensated on a commissioned basis and are trained extensively in selling techniques, construction and home financing programs. When market conditions warrant, we utilize designated real estate sales brokers who are typically paid on a commission basis. A significant portion of our sales is generated in cooperation with outside brokers. Accordingly, we sponsor a variety of programs and events to increase awareness and incentivize the brokerage community to promote and sell our homes. We also offer a preferred buyer program, which provides our homebuyers in certain of our markets with a discount to be used toward the future purchase of one of our homes.

        In addition to a wide range of home designs, we provide our buyers with the ability to personalize their home through an extensive home customization program. In most markets, we facilitate this process with the use of design centers which provide a centralized and professionally merchandised presentation of the various options and features available in our homes. Some of our most popular options include kitchen and flooring upgrades and bonus rooms. Homebuyers have the opportunity to work individually with a design consultant to assist them in making their option and upgrade selections. The design consultants are paid a combination of salary and commission. We believe the use of design centers increases homebuyer satisfaction, streamlines the option selection process and ultimately leads to greater profitability.

        Sales of our homes are made pursuant to a standard home sale contract which is modified to comply with jurisdictional requirements. Typically, each contract requires a deposit from the homebuyer which may vary from three to ten percent of the purchase price, according to product type and market practice. In addition, the home sale contract typically contains a financing contingency. The financing contingency provides homebuyers with the right to cancel in the event they are unable to obtain financing at a prevailing interest rate within a specified time period from the execution of the home sale contract. The contract may also contain other contingencies, such as the sale of the homebuyer's existing home. We closely monitor all such contingencies.

Land Policy

        We acquire land in order to provide an adequate and well-located supply for our residential building operations. Our strategy for land acquisition and development is dictated by specific market conditions where we conduct our operations. In general, we seek to minimize the overall risk associated with acquiring undeveloped land by structuring purchase agreements that allow us to control the process of obtaining environmental and other regulatory approvals, but defer the acquisition of the land until the approval process has been substantially completed. In our southern and Florida regions, we generally acquire improved lots from land developers on a lot takedown basis. Under a typical agreement with a land developer, a minimal number of lots are purchased initially, and the remaining lot takedowns are subject to the terms of an option agreement. In evaluating possible opportunities to acquire land, we consider a variety of factors including feasibility of development, proximity to developed areas, population growth patterns, customer preferences, estimated cost of development and availability and cost of financing.

        We engage in many phases of development activity, including land and site planning, obtaining environmental and other regulatory approvals, and the construction of roads, sewer, water and drainage facilities, recreation facilities and other amenities.

        As of December 31, 2003, we owned building lots that would yield 3,021 homes. As of December 31, 2003, we also had under option land and improved lots for an aggregate purchase price of approximately $404 million that would yield 8,024 homes (for a total owned or controlled lot position of 11,045). Generally, we structure our land acquisitions so that we have the right to cancel the agreements to purchase undeveloped land and improved lots by forfeiture of our deposit under the agreement. As of December 31, 2003, we had incurred costs associated with the acquisition and development of these parcels aggregating approximately $29 million, including approximately $13 million of paid deposits. Furthermore, the agreements are generally subject to obtaining the required regulatory approval. Contingent upon our obtaining all required regulatory approvals, we anticipate completing a majority of these acquisitions during the next several years. For the fiscal year ended June 30, 2003, we forfeited approximately $400,000 in land deposits related to the cancellation of contracts to purchase undeveloped land. For the six months ended December 31, 2003, we forfeited approximately $75,000 in land deposits related to the cancellation of contracts to purchase undeveloped land.

        The following table sets forth our land positions as of December 31, 2003.

Region	Lots owned	Lots under option agreement (controlled)	Total lots owned or controlled
Northern	1,298	5,632	6,930
Southern	1,361	1,495	2,856
Florida	362	897	1,259

Total	3,021	8,024	11,045

Customer Service and Quality Control

        We believe our customer service begins when the home sale contract is executed. Our homebuyers are provided with a detailed New Homebuyer Manual which outlines the entire home construction and delivery process. Homebuyers are provided with up to four orientation sessions conducted at the home. These orientation sessions provide the homebuyer with the opportunity to become familiar with the construction and operation of the home as well as provide us with valuable feedback. Immediately prior to delivery of the home, the final orientation is conducted from which a list of items to address is generated.

        After delivery of the home, we process all requests for warranty service through our customer service department. In the event service is required, we believe that a timely response is critical. We typically schedule our contactors to minimize the inconvenience to the homebuyer and attempt to complete the necessary repairs within 14 days of receipt of a request for warranty service. We utilize a two step customer survey process to obtain valuable feedback from our customers and to help monitor the level of customer satisfaction at the time of and after delivery of the home.

Warranty Program and Construction Defect Claims

        We provide all of our homebuyers with a one to two year limited warranty on workmanship and materials and a ten year limited warranty covering structural items. The extent of the warranties may vary depending on the state in which we operate. Our contracts with our subcontractors and suppliers generally require them to indemnify us for any claims for defective materials or workmanship arising for up to one year from the date of completion of the item thereby reducing our warranty exposure. As a result of increasing insurance costs and an analysis of our claims history, we now self insure the first $2 million of each construction defect or product liability claim. Until February 2004, these claims were fully insured, subject to applicable policy limits and exclusions.

Cost Sharing Arrangements and Joint Ventures

        From time to time, we have developed and owned communities through joint ventures with other parties. More recently, in the northern region, we have partnered with other homebuilders and developers to acquire land and/or to develop or improve common off-site facilities, such as sewer treatment plants. Most of these agreements are set up as cost sharing arrangements whereby the homebuilders and developers share in the cost of acquiring the parcel or developing or improving the off-site facility. Determinations by us to enter into these agreements have been based upon a number of factors, including the opportunity to limit our financial exposure involved in the acquisition of larger parcels of land and the ability to pool resources with other homebuilders and developers with respect to completion of the regulatory approval process for a particular parcel. Once the approval process is complete and the land has been acquired, each company will typically take ownership of a segment of the parcel and begin its own land development and construction process. In some communities in the southern region, as an alternative to land acquisition financing, we have partnered with developers to construct and sell homes on the developers' lots. At the time of settlement, the developer receives a fixed amount for the cost of the lot and a portion of the profits from the sale of the home. We will continue to evaluate all opportunities related to cost sharing agreements and joint ventures; however, at the present time, this does not constitute a material portion of our operations.

Financial Services

        As a part of our objective to make the home buying process more convenient and to increase the efficiency of our building cycle, we offer mortgage brokerage services to our customers. Through our mortgage brokerage subsidiary, we assist our homebuyers in obtaining financing from unaffiliated lenders. We do not fund or service the mortgage loans, nor do we assume any credit or interest rate risk in connection with originating the mortgages. Our mortgage operation derives most of its revenue from buyers of our homes, although it also offers its services to existing homeowners refinancing their mortgages, as well as to customers purchasing new homes from one of our competitors.

        During fiscal 2003, approximately 60% of our homebuyers utilized the services of our mortgage business. For fiscal 2003, we derived less than 1% of our total earned revenues from this business.

Employees

        As of December 31, 2003, we employed 174 executive, administrative and clerical personnel, 158 sales personnel and 205 construction supervisory personnel and laborers, for a total of 537 employees.

        The level of construction and sales employees varies throughout the year in relation to the level of activities at our various developments. We consider our relations with our employees to be good.

Properties

        We lease office space for our corporate headquarters at One Greenwood Square, Suite 101, 3333 Street Road, Bensalem, Pennsylvania 19020, consisting of approximately 18,500 square feet. We also lease additional office space consisting of approximately 8,000 square feet in Bensalem, Pennsylvania, 4,600 square feet in Haines Port, New Jersey, 14,000 square feet in Richmond, Virginia, a total of 12,000 square feet in three North Carolina locations and 7,200 square feet in Orange City, Florida, for certain centralized support services related to our operations in those regions.

Legal Proceedings

        We are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, in our opinion, any such liability will not have a material adverse effect on our financial position, operating results or cash flows. For additional information regarding risks associated with claims or legal actions that may be brought against us, see "Risk Factors" on page 11 of this prospectus.

Competition

        The homebuilding industry is highly competitive. We compete on the basis of our reputation, location, design, price, financing programs, quality of product and related amenities. We compete with regional and national homebuilders, some of which have greater sales, financial resources and geographical diversity than we do. Numerous local homebuilders and individual resales of homes and homesites provide additional competition. For additional information regarding risks associated with the competitive nature of our industry, see "Risk Factors" on page 10 of this prospectus.

Government Regulation

        We and our subcontractors are subject to continuing compliance requirements of various federal, state and local statutes, ordinances, rules and regulations regarding zoning, plumbing, heating, air conditioning and electrical systems, building permits and similar matters. The intensity of development in recent years in areas in which we are actively developing real estate has resulted in increasingly restrictive regulation and moratoriums by governments due to density, sewer and water, ecological and similar factors. Further expansion and development will require prior approval of federal, state and local authorities and may result in delay or curtailment of development activities and costly compliance programs.

        In January 1983, the New Jersey Supreme Court rendered a decision known as the "Mount Laurel II" decision, which has the effect of requiring certain municipalities in New Jersey to provide housing for persons of low and moderate income. In order to comply with such requirements, municipalities in New Jersey may require developers, including us, in connection with the development of residential communities, to contribute funds or otherwise assist in the achievement of the municipalities' fair share of low or moderate income housing. To satisfy these requirements, these municipalities generally approve additional lots within the residential communities we are developing and require us to build low and moderate income housing on those lots. Our gross profit on homes built on the lots approved for low and moderate income housing is usually substantially less than the gross profit we recognize on other homes in those communities. We had residential revenue for low and moderate income housing units totaling approximately $617,000 and $1.8 million in our fiscal year ended June 30, 2003 and our fiscal year ended June 30, 2002, respectively. We had no residential revenue for low and moderate income housing units in our fiscal year ended June 30, 2001. In addition, we contributed $200,000, $815,000 and $242,000 to municipalities in our fiscal years ended June 30, 2003, 2002, and 2001, respectively, in order to satisfy low and moderate income housing requirements for municipalities in which we build. Further, as of December 31, 2003, we had commitments with four municipalities for affordable housing contributions totaling approximately $2.8 million, payable in installments through June 2008.

        In recent years, regulation by federal and state authorities relating to the sale and advertising of condominium interests and residential real estate has become more restrictive and extensive. In order to advertise and sell condominiums and residential real estate in many jurisdictions, including Pennsylvania and New Jersey, we have been required to prepare a registration statement or other disclosure document and, in some cases, to file such materials with a designated regulatory agency.

        Despite our past ability to obtain necessary permits and authorizations for the communities we build, more stringent requirements may be imposed on developers and home builders in the future. Although we cannot determine the effect of such requirements, they could result in time-consuming and expensive compliance programs and substantial expenditures for environmental controls which could have a material adverse effect on our results of operations. In addition, the continued effectiveness of permits already granted is subject to many factors which are beyond our control, including changes in policies, rules and regulations and their interpretation and application. For additional information regarding risks associated with government regulation, see "Risk Factors" on page 8 of this prospectus.

Environmental Regulation and Litigation

        Development and sale of real property creates a potential for environmental liability on the part of the developer, owner, or any mortgage lender for its own acts or omissions as well as those of prior owners of the subject property or adjacent parcels. While we do not currently have any material environmental liabilities of which we are aware, in the future, if hazardous substances are discovered on or emanating from any of our properties, we as well as any prior owners or operators may be held liable for costs and liabilities relating to these hazardous substances. Environmental studies are generally undertaken in connection with property acquisitions by us and we endeavor to obtain Phase I environmental site assessments on all properties acquired. Further governmental regulation on environmental matters affecting residential development could impose substantial additional expense to us, which could adversely affect our results of operations or the value of properties owned, or under contract of purchase by us. For additional information regarding risks associated with environmental and related matters, see "Risk Factors" on pages 7 and 12 of this prospectus.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

        Our directors, their ages and their positions with us, are as follows:

Name	Age	Present position with the company
Jeffrey P. Orleans	57	Chairman of the Board and Chief Executive Officer
Michael T. Vesey	44	Director, President and Chief Operating Officer
Benjamin D. Goldman	57	Vice Chairman of the Board
Jerome S. Goodman	69	Director
Robert N. Goodman	51	Director
Andrew N. Heine	75	Director
David Kaplan	59	Director
Lewis Katz	62	Director
Robert M. Segal	68	Director
John W. Temple	66	Director

        Below is a short biography of the business experience of each of our directors.

        Jeffrey P. Orleans has been a director since 1983 and has served as our Chairman of the Board and Chief Executive Officer since September 1986. From September 1986 to May 1992, he also served as our President. In addition, Mr. Orleans is a trustee of Pennsylvania Real Estate Investment Trust.

        Michael T. Vesey has been a director since September 2001 and has served as our President and Chief Operating Officer since April 1998. From July 1994 to April 1998, he was our Executive Vice President-Project Management.

        Benjamin D. Goldman was elected the Vice Chairman of the Board in April 1998 and has been a director since May 1992. From May 1992 until April 1998, he served as our President and Chief Operating Officer. Mr. Goldman has been a director of Sterling Bank of New Jersey since March 2002.

        Jerome S. Goodman has been a director since April 2001. Mr. Goodman was a director of Aetna Inc. from 1988 to May 2001. Mr. Goodman retired as Chairman of Travel One upon the sale of that firm to American Express Company on November 15, 1998. He had served as Chairman of Travel One from 1971 until 1998 and was the sole shareholder from 1971 to 1994. He was a trustee of Resource Asset Investment Trust, a real estate investment trust, from 1997 to 1999. Mr. Goodman is a director of The Maine Merchant Bank, LLC and Marlton Technologies, Inc.

        Robert N. Goodman has been a director since April 1994. Since 1998, he has served as President of Resmark Equity Partners, LLC (formerly known as Olympic Realty Advisors II, LLC), a finance company providing equity and debt capital for single family residential homebuilding projects in California. Mr. Goodman owns a controlling equity interest in JDT Consulting Group, the sole general partner of La Jolla Village Professional Center Associates, L.P., a California limited partnership.

        Andrew N. Heine has been a director since April 1994. Mr. Heine is an attorney, private investor and a director of Citizens Communications Company.

        David Kaplan has been a director since April 1994. Since 1996, Mr. Kaplan has been a principal in Autumn Hill Capital, Inc., a real estate advisory and investment banking firm, and managing partner of Kingsbridge Partners LLC, a real estate investment firm. Prior to that time, he was a principal of Victor Capital Group, L.P., which engaged in real estate advisory services and investment banking.

        Lewis Katz has been a director since 1987. From 1972 to 1997, he was a partner in the law firm of Katz, Ettin & Levine, P.A., Cherry Hill, New Jersey, which has performed legal services for us in the past year, and he is now Of Counsel to such law firm. Mr. Katz is a director of Central Parking Corporation.

        Robert M. Segal has been a director since August 2002. For more than five years, Mr. Segal has been a partner in the law firm Wolf, Block, Schorr and Solis-Cohen LLP, which serves as our general counsel.

        John W. Temple has been a director since April 2002. For more than five years, Mr. Temple has been the President and Chief Executive Officer of Temple Development Company, a real estate development company.

Board Committees

        We have standing Executive, Audit, Compensation, Nominating, 1992 Incentive Stock Option, 1992 Director Option Plan and 1995 Stock Option Plan for Non-employee Directors Committees.

  •
  The Executive Committee is comprised of Jeffrey P. Orleans, as Chairman, and Jerome S. Goodman and Lewis Katz. The Executive Committee has and exercises the authority of the board of directors in the management of our business and affairs between meetings of the board of directors.

  •
  The Audit Committee is comprised of John W. Temple, as Chairman, Robert N. Goodman and Andrew N. Heine, each of whom is independent as that term is defined in Section 121(A) of the current listing standards of the American Stock Exchange. The Audit Committee selects the independent accountants, reviews with the independent accountants and management the adequacy of our system of internal accounting controls, discusses with management and the independent accountants our annual financial statements and principal accounting matters.

  •
  The Compensation Committee is comprised of David Kaplan as Chairman and John W. Temple. The Compensation Committee reviews our general compensation arrangements and structure, reviews salaries and other compensation arrangements for our executive officers and other key employees and makes recommendations concerning compensation to the Board of Directors.

  •
  The Nominating Committee is comprised of Andrew N. Heine, David Kaplan and Jerome S. Goodman. Our nominating committee was recently constituted and has been charged with preparing and presenting to the entire board of directors for consideration a proposed charter governing the scope of the committee's duties and authority and setting forth rules and procedures for its operation.

  •
  The 1992 Incentive Stock Option Committee is comprised of Messrs. John W. Temple, as Chairman, Jerome S. Goodman and Robert N. Goodman. The 1992 Director Option Plan Committee and the 1995 Stock Option Plan for Non-Employee Directors Committee each consist of Messrs. Jeffrey P. Orleans as Chairman and Benjamin D. Goldman. These committees administer the respective option plans reflected in the name of the committee.

Compensation of Directors

        Each director who is not one of our employees is entitled to receive a basic fee of $6,000 annually for his service on our board of directors. In addition, each non-employee director is entitled to receive an attendance fee of $5,000 for each board meeting ($2,500 if attending via teleconference) and $500 for each committee meeting. Any director who is also one of our employees is not separately compensated for his service as a director.

        In addition to cash compensation, we have in the past granted directors options to acquire our common stock. Pursuant to the 1992 Director Option Plan, Mr. Katz received options to acquire 25,000 shares of our common stock, which have been exercised. Pursuant to the 1995 Stock Option Plan for Non-employee Directors, Messrs. Robert N. Goodman, Heine and Kaplan were each granted options to acquire 25,000 shares of our common stock in 1995, which are fully vested. Pursuant to the 1995 Stock Option Plan for Non-employee Directors, each of Messrs. Robert N. Goodman, Heine, Kaplan and Katz were each granted options to acquire 10,000 shares of our common stock in 1998, which are fully vested. All stock options were issued at the fair market value of our common stock on the date of grant.

Executive Officers

        In addition to Messrs. Orleans, Goldman and Vesey, the following persons serve as our executive officers:

        Joseph A. Santangelo, 49, is our Chief Financial Officer, Treasurer and Secretary. He has held the position as our Chief Financial Officer since July 1994, and he has been our Treasurer and Secretary since 1987.

        Robert Fitzsimmons, 50, has been the President of Masterpiece Homes, our wholly-owned subsidiary, since our acquisition of Masterpiece Homes in July 2003. Prior to our acquisition of Masterpiece Homes, Mr. Fitzsimmons had been the President and a member of the Board of Directors of Masterpiece Homes.

        Thomas Gancsos, 50, has been our Division Manager for Richmond, Virginia, since we acquired Parker & Lancaster Corporation in October 2000. Prior to that, he had been the Division Manager for Parker & Lancaster Corporation since December 1999. From January 1998 through November 1999, Mr. Gancsos was self-employed as a consultant and builder of custom homes and, from November 1995 through December 1997, he was the President of the Mid-Atlantic Region for Ryland Group, a builder of residential homes.

        Jeffrey Guernier, 44, has been our Division Manager for Greensboro, North Carolina since September 1, 2003. He had been the Executive Vice President for Parker & Lancaster Corporation since July 1997.

        J. Russell Parker, III, 59, has been the President of Parker & Lancaster Corporation and Parker & Orleans Homebuilders, Inc., both our wholly-owned subsidiaries, since our acquisition of Parker & Lancaster Corporation in October 2000. Prior to our acquisition of Parker & Lancaster Corporation, Mr. Parker had been the President and Chief Executive Officer of Parker & Lancaster Corporation since 1997.

        L. Anthony Piccola, 60, has been our Division Manager for Raleigh, North Carolina, since we acquired Parker & Lancaster Corporation in October 2000. Prior to that, he was employed by Parker & Lancaster Corporation as the Division Manager for Raleigh for more than five years.

        Gary G. Schaal, 53, is our Executive Vice President-Sales and Marketing. He has held that position since September 1995.

        Thomas Vesey, 39, has been our Division Manager for Charlotte, North Carolina, since January 2002. Prior to that, he had been employed by us from March 2000 to December 2001 to assist us in evaluating and identifying opportunities for expansion into additional markets and to assimilate acquisitions into our operations. From April 1997 to March 2000, Mr. Vesey was employed by Hovnanian Enterprises, Inc. as the Northeast Region Purchasing Manager. Mr. Vesey is the brother of Michael T. Vesey, our President and Chief Operating Officer.

        All of our executive officers serve at the discretion of the board of directors.

Family Relationships

        Thomas Vesey, our Division Manager for Charlotte, North Carolina, is the brother of Michael T. Vesey, our President and Chief Operating Officer. We have no other familial relationships among the executive officers and other directors.

Executive Compensation

Summary Compensation Table

        The following table sets forth information as to all compensation paid by us for services in each of our three fiscal years ended June 30, 2003 to: (i) our Chief Executive Officer and (ii) our four most highly compensated officers other than our Chief Executive Officer who were serving as executive officers at the end of our fiscal year ended June 30, 2003 and whose total annual salary and bonus exceeded $100,000 in our fiscal year ended June 30, 2003.

Annual compensation
Name and principal position	Fiscal year				Other annual compensation		Restricted stock awards
		Salary	Bonus
Jeffrey P. Orleans Chairman of the Board and Chief Executive Officer	2003 2002 2001	$300,000 300,000 300,000	$1,486,350 954,570 559,366		$114,378 3,400 3,400	(1)	$	— — —
Michael T. Vesey President and Chief Operating Officer	2003 2002 2001	235,000 217,500 200,000	743,175 477,285 279,683		3,667 3,400 3,400	(2)(3)		— — —
Benjamin D. Goldman Vice Chairman of the Board	2003 2002 2001	225,000 225,000 237,500	525,000 416,500 275,000		3,667 3,400 3,400	(2)(3)		— — —
J. Russell Parker President Parker & Orleans Homebuilders, Inc. Parker Lancaster Corporation	2003 2002 2001	220,000 220,000 152,307	225,623 415,300 119,953	(4)	5,500 5,289 3,808	(2)(3)		— — 192,194	(5)
Thomas Gancsos Division Manager	2003 2002 2001	152,000 152,000 94,846	279,398 200,577 67,492	(6) (6) (6)	4,209 4,565 2,055	(2)(3)		— — —

(1)
For years other than our fiscal year ended June 30, 2003, the amount shown is the amount contributed by us to a 401(k) (defined contribution) retirement plan for the benefit of Mr. Orleans. In addition to the contribution to the 401(k) plan, for years other than the fiscal year ended June 30, 2003, Mr. Orleans also received other personal benefits, the value of which did not exceed in any fiscal year the lesser of $50,000 or 10% of his annual salary and bonus for that fiscal year. For the fiscal year ended June 30, 2003, the amount shown includes $94,844 for Mr. Orleans' personal use of aircraft owned or paid for by us; our contributions to a 401(k) plan on behalf of Mr. Orleans; and amounts paid by us for group life insurance, medical insurance and certain automobile expenses.
(2)
The amount shown is the amount contributed by us to a 401(k) (defined contribution) retirement plan.
(3)
The identified executive also received various other personal benefits, the value of which did not exceed for any fiscal year the lesser of $50,000 or 10% of his annual salary and bonus.
(4)
Consists of incentive compensation awarded pursuant to an employment agreement entered into by Parker & Lancaster Corporation and Mr. Parker, a former Parker & Lancaster Corporation shareholder, in connection with our acquisition of Parker & Lancaster Corporation in October 2000. This employment agreement expired on October 12, 2003.
(5)
Consists of the fair market value of 123,004 shares of our common stock that, pursuant to Mr. Parker's employment agreement with Parker & Lancaster Corporation entered into on October 12, 2000, we are, subject to certain conditions, required to issue to Mr. Parker in four equal annual installments starting on October 12, 2001. The fair market value of the shares is determined as of October 12, 2000. As of the end of our fiscal year ended June 30, 2003, the fair market value of the shares not yet issued to Mr. Parker was $658,071, based upon the closing price of our common stock on June 30, 2003.
(6)
Excludes amounts paid by Mr. Parker to Mr. Gancsos pursuant to an arrangement between Mr. Parker and Mr. Gancsos entered into prior to our acquisition of Parker & Lancaster Corporation.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth individual exercises of stock options during our fiscal year ended June 30, 2003 and year-end values by the executives referred to in the above Summary Compensation Table.

Number of securities underlying unexercised options at June 30, 2003 (#)
Value of unexercised in-the-money options at June 30, 2003($)(1)
Name	Shares acquired on exercise(#)	Value realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey P. Orleans	—	—	—	—	—	—
Michael T. Vesey	—	—	335,000	—	3,034,250	—
Benjamin D. Goldman	—	—	—	—	—	—
J. Russell Parker, III	—	—	—	—	—	—
Thomas Gancsos	—	—	—	—	—	—

(1)
In-the-money options are those where the fair market value of the underlying securities exceeds the exercise price of the option. The closing market price of our common stock on June 30, 2003 was $10.70 per share.

Option/SAR Grants Table

        Neither our Chief Executive Officer nor the other executives referred to in the above Summary Compensation Table were granted stock options or stock appreciation rights during our fiscal year ended June 30, 2003.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	633,000	$1.52	255,000
Equity compensation plans not approved by security holders	(1)	N/A	N/A
Total	633,000	$1.52	255,000

(1)
In connection with our acquisition of Parker & Lancaster Corporation on October 13, 2000, we entered into employment agreements with certain of the former Parker & Lancaster Corporation shareholders. Performance under the employment agreements entitles the former Parker & Lancaster Corporation shareholders to an aggregate of 150,000 shares of our common stock issuable in equal installments on each of the first four anniversaries of the closing of the acquisition. Through December 31, 2003, we had issued 112,500 shares of common stock under these agreements. The former Parker & Lancaster Corporation shareholders have the right to cause us to repurchase the common stock issued pursuant to the Parker & Lancaster Corporation acquisition and the employment agreements approximately five years after the closing of the acquisition at a price of $3.33 per share.

Employment Contracts with Named Executives

        Jeffrey P. Orleans.    We entered into an employment agreement with Jeffrey P. Orleans in June 1987. While the initial term of the agreement has expired, it automatically renews for successive one year terms, unless either we or Mr. Orleans gives notice of termination at least 180 days prior to the end of the then current term. Pursuant to this employment agreement, Mr. Orleans is to serve as the Chairman of our board of directors and our Chief Executive Officer and is to be paid a base salary of $300,000, which may be increased from time to time. In addition, Mr. Orleans is entitled to receive bonus compensation equal to 3% of certain of our pre-tax profits as defined by the agreement. This bonus compensation is awarded in a manner consistent with the Orleans Homebuilders, Inc. Incentive Compensation Plan.

        Mr. Orleans' employment agreement also provides that if his employment terminates as a result of his death or disability, he or his estate is entitled to receive his base salary for the lesser of (a) a period of 120 days following such termination and (b) the balance of the then existing term together with a prorated portion (based on the number of days employed) of bonus compensation he would have received had his employment not terminated.

        Under Mr. Orleans' employment agreement, he is also entitled to certain fringe benefits, including health, travel and accident, long-term disability and life insurance generally available to our senior officers. We also pay certain vehicle and air travel expenses for Mr. Orleans.

        Robert Fitzsimmons.    Masterpiece Homes, our wholly-owned subsidiary, entered into an employment agreement with Robert Fitzsimmons in July 2003 in connection with our acquisition of Masterpiece Homes. Mr. Fitzsimmons' employment agreement has no pre-set term. However, Masterpiece Homes may terminate Mr. Fitzsimmons' employment agreement at any time for any or no reason upon 14 days prior written notice, subject to certain severance payments under certain circumstances. Pursuant to his employment agreement, Mr. Fitzsimmons is to serve as the President of Masterpiece Homes, and is to be paid a base salary of $150,000 and is also entitled to receive certain other incentive compensation.

        In accordance with his employment agreement and the agreement pursuant to which we acquired Masterpiece Homes, Mr. Fitzsimmons is entitled to receive from us $710,000 within ten days after January 1, 2005 as part of our payment of the Masterpiece Homes purchase price, unless his employment with Masterpiece Homes is terminated for "cause" or he terminates his employment without "good reason" before December 31, 2004. "Cause" and "good reason" are each defined by Mr. Fitzsimmons' employment agreement. Mr. Fitzsimmons is also entitled to receive an amount equal to 25% of certain pre-tax profits attributable to the operations of Masterpiece Homes for the calendar years 2004, 2005 and 2006, unless Mr. Fitzsimmons is terminated for "cause" or terminates his employment without "good reason" prior to December 31, 2004, 2005 or 2006, as applicable. In addition, Mr. Fitzsimmons is also entitled to receive on a yearly basis a bonus or other additional compensation, the amount of which is to be determined by us in our sole discretion based upon certain pre-tax profits attributable to the operations of Masterpiece Homes. Mr. Fitzsimmons' employment agreement also provides that he is entitled to certain fringe benefits, including health insurance, participation in the Company's 401(k) plan, use of a vehicle and disability insurance.

        Pursuant to his employment agreement, Mr. Fitzsimmons also acquired options to purchase up to 45,000 shares of our common stock at an exercise price of $10.64 per share. Subject to certain conditions relating to his employment as set forth in his employment agreement, the options vest in three equal installments on December 31, 2004, 2005 and 2006. Under certain circumstances, vesting of the options may be accelerated. The number of shares subject to the options also may be adjusted to reflect any stock splits, subdivisions, combinations or similar transactions.

        If Mr. Fitzsimmons' employment is terminated by Masterpiece Homes without "cause" or he terminates his employment for "good reason" prior to January 28, 2007, then he is entitled to certain severance compensation consisting of his base salary until January 28, 2007 and the cash equivalent of his monthly medical insurance premium paid by Masterpiece Homes for 42 months less the number of full months he was employed by Masterpiece Homes subsequent to July 2003.

        In addition to the terms and conditions described above, Mr. Fitzsimmons' employment agreement also contains terms and conditions we believe are typical of employment agreements with executive officers of companies of our size and in our industry.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth, as of the close of business on December 31, 2003, certain information with respect to the holdings of (i) each director and each of the executive officers named in the Summary Compensation Table, (ii) all executive officers and as a group, and (iii) each shareholder who was known by us to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of our common stock, based upon our records or Securities and Exchange Commission records. Each of the persons listed below has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

			Percentage of shares beneficially owned
	Number of shares beneficially owned
Name of beneficial owner			Before offering	After offering
Jeffrey P. Orleans, Chairman of the Board and Chief Executive Officer	11,315,128	(1)	70.4%	62.6%
Michael T. Vesey, Director and President and Chief Operating Officer	501,700	(2)	3.2%	2.8%
Benjamin D. Goldman, Vice Chairman of the Board	1,146,221	(3)	7.4%	6.6%
Joseph A. Santangelo, Chief Financial Officer	102,500	(4)	*	*
Jerome S. Goodman, Director	368,000		2.4%	2.1%
Robert N. Goodman, Director	50,000	(5)	*	*
Andrew N. Heine, Director	35,000	(5)	*	*
David Kaplan, Director	69,000	(5)	*	*
Lewis Katz, Director	489,000	(6)	3.2%	2.8%
Robert M. Segal, Director	68,000		*	*
John W. Temple, Director	26,000		*	*
Robert Fitzsimmons, President, Masterpiece Homes, Inc.	30,000		*	*
Thomas Gancsos, Division Manager	-0-		*	*
J. Russell Parker, III, President, Parker Lancaster Corporation; Parker & Orleans Homebuilders, Inc.	194,506		1.3%	1.1%
L. Anthony Piccola, Division Manager	20,256		*	*
Gary G. Schaal, Executive Vice President	85,000	(7)	*	*
Thomas Vesey, Division Manager	-0-		*	*

All directors and executive officers as a group (17 persons)	14,500,311	(8)	87.2%	77.8%

*
Less than 1% of the outstanding shares of our common stock.
(1)
The shares reflected include (a) 10,000 shares owned by a privately-held corporation, of which Mr. Orleans is a 50% shareholder, (b) 666,668 shares which continue to be issuable upon conversion of the $1,000,000 remaining on Company's $3,000,000 Convertible Subordinated 7% Note, (c) 42,000 shares owned by a privately held partnership, of which Mr. Orleans is a majority partner, and (d) 46,000 shares (for which Mr. Orleans disclaims beneficial ownership) owned by the Jeffrey P. Orleans Charitable Foundation.
(2)
The shares reflected include (a) 700 shares (for which Mr. Vesey disclaims beneficial ownership) held as custodian for Mr. Vesey's minor children, and (b) 332,500 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(3)
The shares reflected include 606,282 shares (for which Mr. Goldman disclaims beneficial ownership) held in separate trusts and custodial accounts for the benefit of the children of Mr. Orleans, as to which Mr. Goldman is, in each case, sole trustee or custodian.
(4)
The shares reflected include 50,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003 and 52,500 shares as to which Mr. Santangelo has shared voting power.
(5)
The shares reflected include 35,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(6)
The shares reflected include 10,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(7)
The shares reflected include 50,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(8)
The shares reflected consist of (a) 547,500 shares subject to options that are currently exercisable or will become exercisable with 60 days of December 31, 2003, and (b) 666,668 shares which continue to be issuable upon conversion of the $1,000,000 remaining on Company's $3,000,000 Convertible Subordinated 7% Note.

SELLING SHAREHOLDERS

        Certain of our shareholders have granted the underwriters an option exercisable for up to 30 days from the date of this prospectus to purchase up to 250,000 shares of our common stock at the public offering price less the underwriting discount to cover over-allotments. The remaining 50,000 shares that are subject to the underwriters' over-allotment option will be sold by us if the over-allotment option is exercised in full. The name of the selling shareholders and the aggregate number of shares of common stock that the selling shareholders may offer and sell if such option is exercised are set forth in the table below. Because the selling shareholders may sell or distribute none, all or a portion of the shares depending on whether the option is exercised by the underwriter, we cannot determine the number of shares of common stock that each selling shareholder may own upon completion of this offering.

Selling shareholder	Shares of common stock beneficially owned as of December 31, 2003		Shares to be offered for the selling shareholder
Jeffrey P. Orleans(1)	11,315,128	(2)	201,010
Benjamin D. Goldman(3)	1,146,221	(4)	22,500	(5)
Michael T. Vesey(6)	501,700	(7)	10,000
Lewis Katz(8)	489,000	(9)	10,000
J. Russell Parker, III(10)	194,506		3,890
Gary G. Schaal(11)	85,000	(12)	1,700
Michael Karmatz(13)	45,400	(14)	900

Total	13,776,955		250,000

(1)
Mr. Orleans is Chairman of our Board of Directors and our Chief Executive Officer.
(2)
The shares reflected include (a) 10,000 shares owned by a privately-held corporation, of which Mr. Orleans is a 50% shareholder, (b) 666,668 shares which continue to be issuable upon conversion of the $1,000,000 remaining on our $3,000,000 Convertible Subordinated 7% Note, (c) 42,000 shares owned by a privately held partnership, of which Mr. Orleans is a majority partner, and (d) 46,000 shares (for which Mr. Orleans disclaims beneficial ownership) owned by the Jeffrey P. Orleans Charitable Foundation.
(3)
Mr. Goldman is Vice Chairman of our Board of Directors.
(4)
The shares reflected include 606,282 shares (for which Mr. Goldman disclaims beneficial ownership) held in separate trusts and custodial accounts for the benefit of the children of Mr. Orleans, as to which Mr. Goldman is, in each case, sole trustee or custodian.
(5)
The shares reflected include 12,000 shares (for which Mr. Goldman disclaims beneficial ownership) held in separate trusts and custodial accounts for the benefit of the children of Mr. Orleans, as to which Mr. Goldman is, in each case, sole trustee or custodian.
(6)
Mr. Vesey is our President and Chief Operating Officer and a director.
(7)
The shares reflected include (a) 700 shares (for which Mr. Vesey disclaims beneficial ownership) held as custodian for Mr. Vesey's minor children, and (b) 332,500 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(8)
Mr. Katz is a director.
(9)
The shares reflected include 10,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(10)
Mr. Parker is the President of Parker & Lancaster Corporation and Parker & Orleans Homebuilders, Inc.
(11)
Mr. Schaal is our Executive Vice President - Sales and Marketing.
(12)
The shares reflected include 50,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.
(13)
Mr. Karmatz is our Senior Vice President.
(14)
The shares reflected include 28,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of December 31, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Convertible Note

        In 1996, Mr. Orleans advanced $3 million to us evidenced by a $3 million Convertible Subordinated 7% Note. The issuance of the $3 million Convertible Subordinated 7% Note was approved in advance by a Special Committee of non-employee directors after receiving an opinion from an investment banking firm that the terms were fair to our shareholders, other than Mr. Orleans, from a financial point of view. During our fiscal year ended June 30, 2002, the maturity date of the $3 million Convertible Subordinated 7% Note was extended one year to January 1, 2005. The $3 million Convertible Subordinated 7% Note, as modified by certain deferral agreements, provides for interest payable quarterly at 7% per annum and annual principal payments of $1 million beginning January 1, 2003. The $3 million Convertible Subordinated 7% Note contains commercially standard default and other provisions. The holder of the $3 million Convertible Subordinated 7% Note may convert all or any portion (in integral multiples of $1 million) of the principal amount of the $3 million Convertible Subordinated 7% Note into shares of our common stock at a conversion price of $1.50 per share, subject to adjustment for splits, combinations, and other capital changes. The closing price of our common stock on the American Stock Exchange on July 8, 1996, the date the board of directors approved the terms of the borrowing, was $1.125 per share. In January 2003 and December 2003, respectively, Mr. Orleans exercised his right to convert the first and second annual principal payments of $1 million each into shares of our common stock and received 666,666 shares of our common stock with respect to each conversion. At December 31, 2003, there was $1 million in principal amount of this Note outstanding.

Series D Preferred Stock

        In October 1998, we and Mr. Orleans entered into an Exchange Agreement pursuant to which Mr. Orleans exchanged notes he held evidencing $3 million payable by us for 100,000 shares of Series D Preferred Stock. The terms of the proposed exchange were approved by our board of directors after receiving an opinion from an investment banking firm that the terms were fair to our shareholders, other than Mr. Orleans, from a financial point of view.

        The Series D Preferred Stock had a liquidation value of $3 million, or $30.00 per share, and required annual dividends of 7% of the liquidation value. The dividends were cumulative and payable quarterly. The Series D Preferred Stock was redeemable by us at any time after December 31, 2003, in whole or in part, at a cash redemption price equal to the liquidation value plus all accrued and unpaid dividends on the redeemed shares to the date of redemption. The Series D Preferred Stock was convertible into 2,000,000 shares of our common stock at a conversion price of $1.50 per share. The closing price of our common stock on the American Stock Exchange on April 20, 1998 (the date of board of directors approval of the issuance of the Series D Preferred Stock) was $1.19.

        In December 2003, Mr. Orleans converted all 100,000 shares of the Series D Preferred Stock into 2,000,000 shares of our common stock.

Line of Credit

        During our fiscal year ended June 30, 1999, we entered into an agreement with Mr. Orleans for a $4 million unsecured line of credit. The agreement provides for an annual review by Mr. Orleans for a one-year extension and currently expires June 30, 2004, with annual interest at LIBOR plus 4%, payable monthly. There were no principal or interest balances outstanding as of June 30, 2003 and 2002 and December 31, 2003.

Relationship with A.P. Orleans Insurance Agency, Inc.

        We place a majority of our corporate insurance through A.P. Orleans Insurance Agency, Inc., of which Mr. Orleans is the sole shareholder. We also use A.P. Orleans Insurance Agency, Inc. to purchase surety bonds that we are required to maintain with various municipalities as part of our ongoing operations as a developer on specific projects in those municipalities. We incurred aggregate expenses of approximately $2,350,000 in our fiscal year ended June 30, 2003 and aggregate expenses of approximately $1,472,000 in our fiscal year ended June 30, 2002 for these insurance policies. A.P. Orleans Insurance Agency, Inc. received customary commissions from the insurance companies for serving as broker.

Relationship with Title Insurer

        Mr. Goldman and Mr. Orleans each own a 31% equity interest in a limited partnership that has a consulting agreement with a third party real estate title insurance company. We purchase real estate title insurance and related closing services from that third party real estate title insurance company for various parcels of land we acquire. We paid the third party real estate title insurance company approximately $80,000, $190,000, and $197,000, for our fiscal years ended June 30, 2003, 2002 and 2001, respectively. In addition, our homebuyers may elect to utilize the third party real estate title insurance company for the purchase of real estate title insurance and real estate closing services but, the homebuyers are under no obligation to do so.

        Under the terms of the consulting agreement, which expires in July 2007, the limited partnership providing the consulting services is entitled to receive 50% of the pre-tax profits attributable to certain operations of the third party real estate title insurance company, subject to certain adjustments. In addition, the limited partnership and the principals of the limited partnership, including Mr. Goldman and Mr. Orleans, have agreed not to engage in the real estate title insurance business or the real estate closing business during the term of the consulting agreement.

Other

        An entity in which Mr. Orleans owns a 67% interest, JPO-EAM Associates, LP, purchased five homes from us in July 2002 for an aggregate purchase price of $316,795. The purchase price was determined by us in accordance with New Jersey Consumer Office of Affordable Housing regulations. The deeds for these homes contain restrictions requiring that they be rented to low and moderate income families for not less than 20 years. The construction and sale of these homes assists us in satisfying certain of our obligations to provide low and moderate income housing.

        We, through our wholly-owned subsidiary Orleans Affordable Housing LP, are a limited partner in OKKS Development LP, a Pennsylvania limited partnership, and a member of OKK LLC, a Pennsylvania limited liability company. OKK LLC is the general partner of OKKS Development LP. In the aggregate, we indirectly own a 28.33% equity interest in OKKS Development LP.  OKKS Development LP was formed for the purpose of engaging in certain residential development activities which are primarily government assisted. The other limited partners of OKKS Development LP and other members of OKK LLC include a trust for the benefit of certain members of the family of Mr. Lewis Katz, a member of our board of directors. In our fiscal year ended June 30, 2003, OKKS Development LP was capitalized with initial contributions by the limited partners of $50,000 each. During our fiscal year ended June 30, 2003 no profits were distributed to the limited partners of OKKS Development LP or the members of OKK LLC. Since the end of our fiscal year ended June 30, 2003, the limited partners have contributed an additional $50,000 each to OKKS Development LP.

        Mr. Orleans owns a 33.5% equity interest in Marne Associates, LLC and trusts for the benefit of certain members of his family collectively own a 16.5% equity interest in Marne Associates, LLC.

Mr. Benjamin Goldman, our Vice Chairman, is the trustee of each of the trusts. We have executed a lease with Marne Associates, LLC for 8,000 square feet of office space in a shopping center currently being constructed by Marne Associates, LLC. The initial term is five years at $14 per square foot. We have the option to renew the lease at the end of the initial term for an additional five years at $16 per square foot.

        On March 20, 2000, Thomas Vesey, the brother of Michael T. Vesey, our President and Chief Operating Officer, was hired to assist us in evaluating and identifying opportunities for expansion into additional market areas. Presently, Mr. Vesey is our Division Manager for Charlotte, North Carolina. During our fiscal year ended June 30, 2003, Mr. Thomas Vesey's annual salary was $150,000 and he received a bonus of approximately $94,800 related to his performance in our fiscal year ended June 30, 2003.

        J. Russell Parker, III, President, Parker Lancaster Corporation and Parker & Orleans Homebuilders, Inc., owns 52% of the equity of Moorefield Title, Inc. In our fiscal year ended June 30, 2003, we made payments to Moorefield Title, Inc. of approximately $88,860 for title insurance and related services and to reimburse Moorefield Title, Inc. for certain expenses relating to Moorefield Title, Inc. employees that perform services for us from time to time.

        Mr. Robert M. Segal, one of our directors, is a partner in the law firm Wolf, Block, Schorr and Solis-Cohen LLP, which serves as our general counsel. Mr. Katz, also one of our directors, is Of Counsel to the law firm Katz, Ettin & Levine, P.A., which has performed legal services for us in the past year.

        In the opinion of our board of directors, all of the transactions described above, insofar as they involve transactions by our affiliates with us, are on terms that are comparable to or not less favorable than, terms which would have been obtainable by us from unaffiliated third parties.

DESCRIPTION OF SECURITIES

        We are authorized to issue up to 20,000,000 shares of common stock, $.10 par value per share and 500,000 shares of preferred stock, $1.00 par value per share. The following description summarizes information about our capital stock and other securities. You can obtain more information about our capital stock by reviewing our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law.

        The following summary description relating to the our capital stock sets forth the material terms of the capital stock, but does not purport to be complete. A description of our capital stock is contained in our Certificate of Incorporation, as amended.

Common Stock

        All holders of our common stock have full voting rights and have the right to cast one vote for each share held of record on any matter coming before the shareholders for a vote. The holders of our common stock have no cumulative voting rights and have no pre-emptive or other rights to subscribe for the purchase of shares or to convert such shares into other securities.

        Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors from time to time from funds legally available for the payment of dividends and to share pro rata in any distribution upon our liquidation or dissolution, in each case subject to the rights of the holders of any series of preferred stock. All of the presently outstanding shares of our common stock are, and the shares to be issued upon completion of this offering, will be, duly authorized, legally issued, fully paid and non-assessable.

        The rights and preferences of holders of our common stock are subject to the rights of the holders of any series of preferred stock which we may issue in the future.

Preferred Stock

        Presently, we do not have any preferred stock issued or outstanding. However, our board of directors is authorized by our certificate of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish or modify the number of shares to be included in each series, to fix or modify the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights attached to that preferred stock. Furthermore, while we have issued preferred stock in the past, it is not possible to state whether we will issue preferred stock in the future.

Convertible Promissory Note

        There is currently outstanding a Convertible Subordinated 7% Note in the original principal amount of $3 million issued by us in 1996 to Jeffrey P. Orleans, our Chairman and Chief Executive Officer. $1 million in principal amount of this Note is currently outstanding.

        The note was to mature on January 1, 2002. However, pursuant to the instruments amending the note, the note will mature on January 1, 2005. Interest on the note accrues at a rate of 7% per annum and is payable quarterly in arrears no later than 180 days after the last day of each calendar quarter.

        The unpaid principal amount of the note which is $1 million, or an integral multiple thereof, is convertible at the holder's option into shares of common stock at the rate of $1.50 per share of common stock subject to adjustment as a result of certain events including but not limited to stock splits, stock dividends, divisions, combinations, reorganization and issuances of equity securities at below the then market price.

Transfer Agent

        The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

UNDERWRITING

        We have agreed to sell to each of the underwriters named below, and each of the underwriters named below has severally agreed to purchase from us, the number of shares of our common stock set forth opposite that underwriter's name:

Underwriters	Number of shares
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
JMP Securities LLC

Total	2,000,000

        The underwriters must buy all of the shares of offered common stock if they buy any of them, other than those shares covered by the over-allotment option described below. The obligations of the underwriters are subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions, such as the receipt by the underwriters of officer's certificates and legal opinions. If an underwriter defaults, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell our common stock to the public when and if the underwriters buy our common stock from us.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect to those liabilities.

        We and certain of our shareholders have granted to the underwriters an option to purchase up to an aggregate of 300,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments of our common stock, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

        The underwriters propose to offer our common stock directly to the public initially at the offering price set forth on the cover page of this prospectus. The underwriters may offer our common stock to securities dealers at that price less a concession not in excess of $            per share. The underwriters and selling group members may reallow a concession not in excess of $            per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        We, and our executive officers and directors have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Deutsche Bank Securities Inc., offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. Deutsche Bank Securities Inc. in its sole discretion may release any of the securities subject to these lock-up provisions at any time without notice.

        The selling shareholders that participate in the sale of the common stock may be "underwriters" within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders are obligated to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

        The following table provides information regarding the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 300,000 additional shares:

Total
	Per Share	No exercise of over-allotment option	Full exercise of over-allotment option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling shareholders	$	$	$

        We estimate that our expenses in connection with the sale of the common stock, other than underwriting discounts and commissions, will be $550,000. This estimate includes expenses related to the filing fee for the registration statement, printing, transfer agent fees, and legal and accounting fees, among other expenses.

        The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. No representation or prediction as to the effect that the transactions described above may have on the price of our common stock are being made. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at anytime.

        Certain of the underwriters and their affiliates have or may in the future engage in transactions with, and perform services for, us and our affiliates in the ordinary course of business. An affiliate of Wachovia Capital Markets, LLC is the lender under certain of our mortgage facilities. At December 31, 2003, approximately $34.1 million was outstanding under the facilities provided by this affiliate. A portion of the net proceeds from this offering will be used to repay borrowings under these facilities.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania and for the underwriters by Winston & Strawn LLP, Chicago, Illinois. Robert M. Segal, one of our directors, is a partner in Wolf, Block, Schorr and Solis-Cohen LLP and owns 68,000 shares of our common stock.

EXPERTS

        The Consolidated Financial Statements as of June 30, 2003 and 2002 and for each of the three years in the period ended June 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form S-2 under the Securities Act of 1933 with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement. For additional information regarding the contents of any contract or document described or discussed in this prospectus, we refer you to the copy of the contract or document filed as an exhibit to the registration statement. The registration statement, including exhibits and schedules thereto, may be inspected and copied at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of the registration statement may also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we file annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval system, known as EDGAR. These filings, as well as the registration statement, are publicly available through EDGAR on the Securities and Exchange Commission's Website, http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to the documents we have filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below:

  •
  Our Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 23, 2003 for the fiscal year ended June 30, 2003;

  •
  Our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003 for the fiscal quarter ended September 30, 2003;

  •
  Our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2004;

  •
  Our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 17, 2004 for the fiscal quarter ended December 31, 2003; and

  •
  Amendment No. 1 to our Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on March 1, 2004 for the fiscal quarter ended December 31, 2003.

        Any statement contained in a document or a portion of which is incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon his or her written or oral request, a copy of any and all of the documents incorporated in this prospectus by reference (other than exhibits not specifically incorporated in this prospectus by reference). Requests for copies should be directed to Orleans Homebuilders, Inc., One Greenwood Square, Suite 101, 3333 Street Road, Bensalem, PA 19020, Attention: Investor Relations, Telephone: (215) 245-7500.

FINANCIAL STATEMENTS

Index to Financial Statements

Report of Independent Auditors	F-2
Audited Consolidated Financial Statements as of June 30, 2003 and 2002 and for the three years ended June 30, 2003	F-3
Unaudited Consolidated Financial Statements as of September 30, 2003 and June 30, 2003 and for the three months and six months ended December 31, 2003 and 2002	F-30

Report of Independent Auditors

To the Board of Directors and Shareholders of Orleans Homebuilders, Inc.:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Orleans Homebuilders, Inc. and its subsidiaries (the "Company") at June 30, 2003 and June 30, 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 4, the Company has adopted the provisions of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of ARB No. 51" for VIEs entered into or modified after February 1, 2003. Such adoption effects land purchase transactions with significant deposits.

PricewaterhouseCoopers LLP Philadelphia, PA September 5, 2003

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2003	June 30, 2002
Assets
Cash and cash equivalents	$8,883	$7,257
Restricted cash—customer deposits	15,065	9,230
Real estate held for development and sale:
Residential properties completed or under construction	109,895	112,279
Land held for development or sale and improvements	100,791	82,699
Inventory not owned—Variable Interest Entities	18,443	—
Property and equipment, at cost, less accumulated depreciation	2,428	1,726
Deferred income taxes	233	—
Goodwill	4,180	3,718
Receivables, deferred charges and other assets	10,813	8,474
Land deposits and costs of future developments	19,978	13,116

Total Assets	$290,709	$238,499

Liabilities and Shareholders' Equity
Liabilities:
Accounts payable	$29,306	$24,199
Accrued expenses	27,445	23,232
Customer deposits	16,539	9,775
Obligations related to inventory not owned	17,643	—
Mortgage and other note obligations primarily secured by real estate held for development and sale	106,707	113,058
Notes payable—related parties	2,500	3,750
Other notes payable	31	1,224
Deferred income taxes	—	618

Total Liabilities	200,171	175,856

Commitments and contingencies
Redeemable common stock	999	988

Shareholders' Equity:
Preferred stock, $1 par, 500,000 shares authorized:
Series D convertible preferred stock, 7% cumulative annual dividend, $30 stated value, issued and outstanding 100,000 shares ($3,000,000 liquidation preference)	3,000	3,000
Common stock, $.10 par, 20,000,000 shares authorized, 13,364,797 and 12,698,131 shares issued at June 30, 2003 and June 30, 2002, respectively	1,337	1,270
Capital in excess of par value—common stock	18,659	17,726
Retained earnings	67,589	40,502
Treasury stock, at cost (727,232 and 812,232 shares held at June 30, 2003 and June 30, 2002, respectively)	(1,046)	(843)

Total Shareholders' Equity	89,539	61,655

Total Liabilities and Shareholders' Equity	$290,709	$238,499

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
(in thousands, except per share amounts)

	For the year ended June 30,
	2003	2002	2001
Earned revenues
Residential properties	$382,570	$351,060	$282,384
Land sales	744	80	1,786
Other income	5,171	3,516	3,052

Total earned revenues	388,485	354,656	287,222

Costs and expenses
Residential properties	294,066	283,593	236,129
Land sales	875	102	1,664
Other	3,436	2,520	1,290
Selling, general and administrative	44,821	39,599	30,181
Interest
Incurred	6,420	7,644	8,992
Less capitalized	(6,188)	(7,522)	(8,567)

Total costs and expenses	343,430	325,936	269,689

Income from operations before income taxes	45,055	28,720	17,533
Income tax expense	17,758	10,807	6,774

Net income	27,297	17,913	10,759
Preferred dividends	210	210	210

Net income available for common shareholders	27,087	17,703	10,549
Retained earnings, at beginning of period	40,502	22,799	12,250

Retained earnings, at end of period	$67,589	$40,502	$22,799

Basic earnings per share	$2.18	$1.51	$0.91

Diluted earnings per share	$1.65	$1.09	$0.67

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except share data)

	Preferred Stock		Common Stock
					Capital in Excess of Par Value— Common Stock		Treasury Stock
	Shares Issued and Outstanding		Shares Issued and Outstanding			Retained Earnings
		Amount		Amount			Share Held	Amount	Total
Balance at July 1, 2000	100,000	$3,000	12,698,131	$1,270	$17,726	$12,250	1,340,238	$(975)	$33,271
Net income	—	—	—	—	—	10,759	—	—	10,759
Preferred dividends	—	—	—	—	—	(210)	—	—	(210)

Balance at June 30, 2001	100,000	3,000	12,698,131	1,270	17,726	22,799	1,340,238	(975)	43,820
Stock options exercised	—	—	—	—	—	—	(453,006)	132	132
Shares issued in connection with acquisition of PLC	—	—	—	—	—	—	(75,000)	—	—
Net income	—	—	—	—	—	17,913	—	—	17,913
Preferred dividends	—	—	—	—	—	(210)	—	—	(210)

Balance at June 30, 2002	100,000	3,000	12,698,131	1,270	17,726	40,502	812,232	(843)	61,655
Stock options exercised	—	—	—	—	—	—	(40,000)	37	37
Treasury stock purchase	—	—	—	—	—	—	30,000	(240)	(240)
Shares issued upon conversion of a portion of Convertible Subordinated 7% Note	—	—	666,666	67	933	—	—	—	1,000
Shares issued in connection with acquisition of PLC	—	—	—	—	—	—	(75,000)	—	—
Net income	—	—	—	—	—	27,297	—	—	27,297
Preferred dividends	—	—	—	—	—	(210)	—	—	(210)

Balance at June 30, 2003	100,000	$3,000	13,364,797	$1,337	$18,659	$67,589	727,232	$(1,046)	$89,539

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve Months Ended June 30,
	2003	2002	2001
Cash flows from operating activities:
Net income	$27,297	$17,913	$10,759
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	449	526	507
Deferred taxes	(851)	(1,500)	(227)
Noncash compensation	11	45	33
Changes in operating assets and liabilities:
Restricted cash—customer deposits	(5,835)	(806)	313
Real estate held for development and sale	(15,708)	(22,289)	362
Receivables, deferred charges and other assets	(3,139)	(2,197)	(1,495)
Land deposits and costs of future developments	(6,862)	(3,858)	(4,631)
Accounts payable and other liabilities	9,320	4,220	10,895
Customer deposits	6,764	641	38

Net cash provided by (used in) operating activities	11,446	(7,305)	16,554

Cash flows from investing activities:
Purchases of property and equipment	(1,151)	(1,273)	(412)
Acquisition of PLC, net of cash acquired	(462)	(1,405)	(4,714)

Net cash used in investing activities	(1,613)	(2,678)	(5,126)

Cash flows from financing activities:
Borrowings from loans secured by real estate assets	252,962	262,981	178,119
Repayment of loans secured by real estate assets	(259,313)	(252,528)	(181,602)
Borrowings from other note obligations	4,000	17,770	10,673
Repayment of other note obligations	(5,443)	(24,465)	(7,567)
Treasury stock purchase	(240)	—	—
Stock options exercised	37	132	—
Preferred stock dividend	(210)	(210)	(210)

Net cash (used in) provided by financing activities	(8,207)	3,680	(587)

Net increase (decrease) in cash and cash equivalents	1,626	(6,303)	10,841
Cash and cash equivalents at beginning of period	7,257	13,560	2,719

Cash and cash equivalents at end of period	$8,883	$7,257	$13,560

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

        Orleans Homebuilders, Inc. and its subsidiaries (the "Company" or "OHB") are currently engaged in residential real estate development in New Jersey, North Carolina, Pennsylvania, South Carolina and Virginia. A summary of the significant accounting principles and practices used in the preparation of the consolidated financial statements is as follows:

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. On October 13, 2000, the Company acquired all of the issued and outstanding shares of Parker & Lancaster Corporation ("PLC"). Unless otherwise indicated, the term, the "Company" or "OHB" includes the accounts of PLC and its subsidiaries. PLC is engaged in residential real estate development in North Carolina, South Carolina and Virginia. The Consolidated Statements of Operations and Retained Earnings and the Consolidated Statements of Cash Flows include the accounts of PLC and its wholly-owned subsidiaries beginning October 13, 2000. The Consolidated Balance Sheets include the accounts of PLC and its wholly-owned subsidiaries as of June 30, 2003 and 2002. In addition, certain joint ventures and business arrangements will be consolidated pursuant to FIN 46. See recent accounting pronouncements section of this Note 1 and Note 4 for additional discussion of FIN 46. All material intercompany transactions and accounts have been eliminated.

Earned revenues from real estate transactions

        The Company recognizes revenues from sales of residential properties at the time of closing. The Company also sells developed and undeveloped land in bulk and under option agreements. Revenues from sales of land and other real estate are recognized when the Company has received an adequate cash down payment and all other conditions necessary for profit recognition have been satisfied. During the three years ended June 30, 2003, 2002 and 2001, all sales transactions met the criteria for and were accounted for utilizing the full accrual method.

        To the extent that certain sales or portions thereof do not meet all conditions necessary for profit recognition, the Company uses other methods to recognize profit, including the percentage-of-completion, cost recovery and the deposit methods. These methods of profit recognition defer a portion or all of the profit to the extent it is dependent upon the occurrence of future events.

Real estate capitalization and cost allocation

        Residential properties completed or under construction are stated at cost or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs and development costs, including predevelopment costs, interest on indebtedness, real estate taxes, insurance, construction overhead and indirect project costs. Selling and advertising costs are expensed as incurred. Total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods.

        Land and improvement costs include land, land improvements, interest on indebtedness and real estate taxes. Appropriate costs are allocated to projects on the basis of acreage, dwelling units and relative sales value. Land held for development and sale and improvements are stated at cost or estimated net realizable value, whichever is lower.

        Land and land improvements applicable to condominiums, townhomes and single-family homes, are transferred to construction in progress when construction commences.

        Interest costs included in costs and expenses of residential properties and land sold for fiscal years 2003, 2002 and 2001 were $8,073,000, $11,958,000 and $11,789,000, respectively.

Intangible Assets

        Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes standards for financial accounting and reporting for intangible assets acquired individually or with a group of other assets and for the reporting of goodwill and other intangible assets acquired in a business acquisition subsequent to initial accounting under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). In accordance with SFAS No. 142, upon adoption of SFAS No. 142, the Company discontinued the amortization relating to all existing indefinite lived intangible assets. The amortization of indefinite lived intangible assets was approximately $167,000 during the year ended June 30, 2001.

        Intangible assets that have finite useful lives will be amortized over their useful lives. SFAS No. 142 requires an annual assessment of goodwill and non-amortizable intangible assets to determine potential impairment of such asset. The initial assessment was completed upon adoption and again at June 30, 2003 and no impairment charge was determined to be required.

Advertising costs

        The total amount of advertising costs charged to selling, general and administrative expense was $5,731,000, $4,875,000 and $3,858,000 for the three years ended June 30, 2003, 2002, and 2001, respectively.

Depreciation, amortization and maintenance expense

        Depreciation and amortization is primarily provided on the straight-line method at rates calculated to amortize the cost of the assets over their estimated useful lives. Expenditures for maintenance, repairs and minor renewals are expensed as incurred; major renewals and betterments are capitalized. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized.

Leases

        The Company's leasing arrangements as lessee include the leasing of certain office space and equipment. These leases have been classified as operating leases. Rent expense was approximately $623,000, $515,000, and $360,000 for the three years ended June 30, 2003, 2002 and 2001, respectively. The Company has operating lease commitments of $776,000, $709,000, $639,000, $382,000, $158,000 and $654,000 for the years ended June 30, 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

Stock-Based Compensation

        Effective July 1, 2002, the Company adopted the preferable fair value recognition provisions of SFAS No. 123, "Accounting for Stock Issued to Employees." The Company selected the prospective method of adoption as permitted by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." See Note 10 for additional disclosure and discussion on stock-based compensation.

Income taxes

        The Company and its subsidiaries file a consolidated federal income tax return. See Note 9 for an additional discussion of income tax matters.

Earnings per share

        Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Basic shares outstanding includes the pro rata portion of unconditional shares issuable as part of the purchase price of the PLC acquisition. Diluted earnings per share include additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Disclosures about fair value of financial instruments

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose the estimated fair market value of its financial instruments. The Company believes that the carrying value of its financial instruments (primarily mortgages receivable and mortgage notes payable) approximates fair market value and that any differences are not significant. This assessment is based upon substantially all of the Company's debt obligations being based upon LIBOR or the prime rate of interest which are variable market rates.

Segment reporting

        SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report segment information about operating segments. The Company has determined that its operations primarily involve one reportable segment, home building.

Consolidated statements of cash flows

        For purposes of reporting cash flows, short-term investments with original maturities of ninety days or less are considered cash equivalents. Interest payments, net of amounts capitalized, for fiscal 2003, 2002 and 2001, were $232,000, $122,000 and $373,000, respectively. Income taxes paid were $17,007,000, $11,565,000 and $6,718,000 for fiscal 2003, 2002 and 2001, respectively.

Non-cash activity

        The Company has a Convertible Subordinated 7% Note dated August 8, 1996 issued to Jeffrey P. Orleans, Chairman and Chief Executive Officer of the Company. This note is included in the Notes payable—related parties category of the balance sheet and is convertible into Orleans Homebuilders, Inc. common stock at $1.50 per share. Interest is payable quarterly and principal is due in annual installments of $1,000,000 beginning January 1, 2003. With prior notice given, as of January, 1, 2003, Mr. Orleans converted the first annual installment of $1,000,000 into 666,666 shares of the Company's common stock. As of June 30, 2003 the remaining balance of the Convertible Subordinated 7% Note is $2,000,000.

        On April 3, 2002, Benjamin D. Goldman, Vice Chairman of the Company, surrendered 47,619 shares of Company common stock, with a fair market value of $6.30 per share, in exchange for the exercise of stock options totaling 400,000 shares of common stock, issued from treasury stock, at $.75 per share. The fair market value of the stock surrendered was determined by the market price for the stock on the American Stock Exchange at the close of business on April 3, 2002.

        Non-cash assets acquired and liabilities assumed as a result of the PLC acquisition were approximately $47,234,000 and $43,089,000, respectively. In connection with the acquisition, the Company issued a subordinated promissory note in the aggregate principal amount of $1,000,000, payable over four years. In addition, the Company agreed to issue an aggregate of 300,000 shares of common stock issuable in equal installments on each of the next four anniversaries of the closing of the acquisition. The former shareholders of PLC have the right to cause the Company to repurchase the common stock issued in this transaction approximately five years after the closing of the acquisition at a price of $3.33 per share.

Comprehensive income

        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective for fiscal years beginning after December 15, 1997. The statement changes the reporting of certain items reported as changes in the shareholders' equity section of the balance sheet and establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that all components of comprehensive income shall be reported in the financial statements in the period in which they are recognized. Furthermore, a total amount for comprehensive income shall be displayed in the financial statements. The Company has adopted this standard effective July 1, 1998. The primary components of comprehensive income are net income, foreign currency translations, minimum pension liabilities, and the change in value of certain investments in marketable securities classified as available-for-sale. Upon adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133" ("SFAS No. 137") (effective for the Company on July 1, 2000), comprehensive income was also affected by the mark-to-market on the effective portion of hedge instruments. Since the Company had no material such items, comprehensive income and net income are the same for fiscal 2003, 2002 and 2001.

Management's estimates and assumptions

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

        In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In June 2000, the SEC staff amended SAB 101 to provide registrants with additional time to implement SAB 101. The Company has adopted SAB 101, as required, in the fourth quarter of fiscal 2001. The adoption of SAB 101 did not have a material financial impact on the financial position or results of operations of the Company.

        In June, 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which establishes standards for reporting business combinations entered into after June 30, 2001 and supercedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Among other things, SFAS No. 141 requires that all business combinations be accounted for as purchase transactions and provides specific guidance on the definition of intangible assets which require separate treatment. The statement is applicable for all business combinations entered into after June 30, 2001 and also requires that companies apply its provisions relating to intangibles from pre-existing business combinations.

        In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes standards for financial accounting and reporting for intangible assets acquired individually of with a group of other assets and for the reporting of goodwill and other intangible assets acquired in a business acquisition subsequent to initial accounting under SFAS No. 141. SFAS No. 142 supercedes APB Opinion No.17, "Intangible Assets" and related interpretations. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, companies with fiscal years beginning after March 15, 2001 may elect to adopt the provision of SFAS No. 142 at the beginning of its new fiscal year. Accordingly, the Company elected to early adopt SFAS No. 142 effective with the beginning of its new fiscal year on July 1, 2001. The Company did not recognize any charge to earnings for the cumulative effect upon adoption because all such intangibles relate to the Company's recent acquisition of PLC for which no impairment was required under SFAS No. 142. Upon adoption, such intangibles, which were being amortized over ten years prior to adoption, are no longer amortized but continue to be subject to periodic review for impairment. Amortization of such intangibles was $167,000 for fiscal 2001.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted and, in general, are to be applied prospectively. The Company adopted SFAS No. 144 effective July 1, 2002 and does not expect that the adoption will have a material impact on its consolidated results of operations and financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS No. 4"), and the amendments to SFAS No. 4, SFAS No. 64, "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements" ("SFAS No. 64"). Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. An entity is not prohibited from classifying such gains and losses as extraordinary items, so long as they meet the criteria in paragraph 20 of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"), however, due to the nature of the Company's operations it is not expected that such treatment will be available to the Company. Any gains or losses on extinguishments of debt that were previously classified as extraordinary items in prior periods presented that do not meet the criteria in APB No. 30 for classification as an extraordinary item will be reclassified to income from continuing operations. The provisions of SFAS No. 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002. The Company adopted the provisions of this statement on July 1, 2002 and adoption did not have a material impact on the Company's results of operations or financial position.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which is effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. SFAS No. 146 addresses the accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company does not anticipate a material impact on the results of operations or financial position from the adoption of SFAS No. 146.

        In December 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No 148") which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition provisions of this Statement are effective for fiscal years ending after December 15, 2002, and the disclosure requirements of the Statement are effective for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148 effective July 1, 2002. The adoption of SFAS No. 148 did not have a material impact on the financial position or results of operations of the Company.

        In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). A Variable Interest Entity (VIE) is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. Fin 46 is effective immediately for VIE's created after January 31, 2003. For VIE's created before January 31, 2003, FIN 46 must be applied when the transition period provisions are adopted.

        Based on the provisions of FIN 46, the Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit, a VIE is created under condition (ii) (b) of the previous paragraph. The Company has been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. For each VIE created the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46. If the Company is deemed to be the primary beneficiary of the VIE it will consolidate the VIE on its balance sheet. The fair value of the VIE's inventory will be reported as "Inventory Not Owned—Variable Interest Entities".

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatorily redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and (3) certain obligations to issue a variable number of shares. The Company will adopt the provisions of this statement, as required, on July 1, 2003, and it is not expected to have a significant financial impact on the financial position of the Company.

Note 2. Acquisitions

        On October 13, 2000, the Company acquired all of the issued and outstanding shares of PLC and entered into employment agreements ranging from two to three years with certain of the former PLC shareholders for combined consideration of (i) approximately $5,000,000 in cash; (ii) $1,000,000 of subordinated promissory notes which bear interest at the prime rate, subject to a cap of 10% and a floor of 8% (subject to the 8% floor at June 30, 2003 and 2002) with principal payable over four years; (iii) 300,000 shares of common stock of the Company (150,000 of which are issuable under certain employment agreements) payable in equal installments on each of the four anniversaries of the closing of the acquisition; and (iv) contingent payments representing an aggregate of 50% of PLC's pre-tax profits in excess of $1,750,000 for each of the fiscal years ended June 30, 2001, 2002 and 2003, subject to an aggregate cumulative pay-out limitation of $2,500,000. Through June 30, 2003, the contingent payments earned based on PLC's share of the pre-tax profits have reached the cumulative payout limitation of $2,500,000. The Company also incurred approximately $485,000 in acquisition costs to complete this transaction. The Company accounted for these transactions in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations", whereby certain of these amounts were considered to be part of the purchase price of the business and the remainder part of employee compensation. With respect to the amounts allocated to the purchase, such amount was allocated to the fair value of the assets and liabilities acquired with the excess of approximately $2,480,000 allocated to goodwill. Accumulated amortization of goodwill at June 30, 2001 was approximately $167,000. In accordance with SFAS No. 142, the Company discontinued the amortization related to goodwill recorded in connection with the PLC acquisition. See also Intangible Assets in Note 1 to these Consolidated Notes. During fiscal 2003, 2002 and 2001 goodwill increased by approximately $462,000, $1,405,000 and $183,000, respectively, as a result of the allocation of additional contingent payments earned by the former PLC shareholders.

        The former shareholders of PLC have the right to cause the Company to repurchase the common stock issued pursuant to the PLC acquisition and related employment agreements approximately five years after the closing of the acquisition at a price of $3.33 per share. If the PLC acquisition occurred on July 1, 2000, pro forma information for the Company would have been as follows:

For the Year Ended June 30, 2001 (unaudited)
(in thousands, except per share amounts)
Revenue	$306,867
Income from operations	17,623
Net income available for common shareholders	10,832
Earnings per share:
Basic	$0.93
Diluted	$0.69

Note 3. Certain Transactions with Related Parties

        In December 1997, the Company purchased land approved for the development of 181 lots from Mr. Orleans in exchange for a $500,000 Purchase Money Mortgage, plus a share of one-half of the gross profit in excess of 16% on 134 of the lots. During fiscal 2002 and 2001, 54 and 48 lots, respectively, have settled and the Company incurred additional costs of approximately $383,000 and $145,000, respectively, for Mr. Orleans' share of the gross profit. As of June 30, 2002, all of the lots have been settled and the Company paid Mr. Orleans approximately $660,000 in total under this agreement, with the remaining amount of $29,000 being paid during fiscal 2003.

        Mr. Goldman and Mr. Orleans each own a 33 1/3% equity interest in a limited partnership that has a consulting agreement with a third party real estate title insurance company (the "Title Company"). The Company purchases real estate title insurance and related closing services from the Title Company for various parcels of land acquired by the Company. The Company paid the Title Company approximately $80,000, $190,000 and $197,000, for the fiscal years 2003, 2002 and 2001, respectively. These costs are considered to approximate fair value for services provided. In addition, the Company's homebuyers may elect to utilize the Title Company for the purchase of real estate title insurance and real estate closing services but, the homebuyers are under no obligation to do so.

        Under the terms of the consulting agreement, which expires in July 2007, the limited partnership providing the consulting services is entitled to receive 50% of the pretax profits attributable to certain operations of the Title Company, subject to certain adjustments. In addition, the limited partnership and the principals of the limited partnership, including Mr. Goldman and Mr. Orleans, have agreed not to engage in the real estate title insurance business or the real estate closing business during the term of the consulting agreement.

        During fiscal 2003, Jeffrey P. Orleans, Chairman and Chief Executive Officer of the Company, purchased five low income homes, with an aggregate sales value of approximately $317,000. These transactions satisfied, in part, the Company's low income housing requirements in Mount Laurel Township, New Jersey. The selling prices for these homes, which are determined by state statute, are the same as if the homes had been sold to unaffiliated third parties.

        During fiscal 2003 the Company entered into two separate ten year leases for the rental of office space with a company that is controlled by Mr. Orleans. The Company expects to take possession of the leased premises sometime during fiscal 2004 at which time the lease term will begin. The annual rental for the leased office space is $112,000 and escalates to $128,000 after the fifth year of the lease. The Company is also responsible to pay its pro rata share of common area maintenance costs. These costs are considered to approximate fair value for services provided.

        The Company leases office space and obtains real estate title insurance for various parcels of land acquired by the Company from companies controlled by Mr. Russell Parker, the president of the Company's subsidiary, PLC. The annual rental for the office space leased from an entity controlled by Mr. Parker is approximately $65,000 and is considered to approximate a fair market value rental. The Company paid real estate title insurance premiums to an entity controlled by Mr. Parker, of approximately $89,000, $69,000 and $12,000 for fiscal 2003, 2002 and 2001, respectively. These costs are considered to approximate fair value for services provided.

        Real estate title insurance paid by the Company is capitalized as a cost of acquiring the specific parcel in accordance with the Company's real estate capitalization and cost allocation policies and is subsequently expensed as part of cost of sales upon consummation of sales to the third party homebuyers. See Note 1 to the consolidated financial statements for a discussion of these policies.

        See Notes 6 and 8 to the consolidated financial statements for a discussion of other related party financing transactions.

Note 4. Real Estate Held for Development and Sale

        A summary of real estate held for development and sale is as follows:

	Balance at June 30,
	2003	2002
	(in thousands)
Condominiums and townhomes	$28,837	$27,917
Single-family homes	81,058	84,362
Land held for development or sale and improvements	100,791	82,699
Inventory not owned	18,443	—

Total real estate held for development and sale	$229,129	$194,978

        In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). A Variable Interest Entity (VIE) is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. Fin 46 is effective immediately for VIE's created after January 31, 2003. For VIE's created before January 31, 2003, FIN 46 must be applied when the transition period provisions are adopted.

        Based on the provisions of FIN 46, the Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit, a VIE is created under condition (ii) (b) of the previous paragraph. The Company has been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. For each VIE created the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46. If the Company is deemed to be the primary beneficiary of the VIE it will consolidate the VIE on its balance sheet. The fair value of the VIE's inventory will be reported as "Inventory Not Owned—Variable Interest Entities".

        At June 30, 2003 the Company consolidated five VIE's created from February 1, 2003 to June 30, 2003 as a result of its option to purchase land or lots from the selling entities. The Company paid cash or issued letters of credit deposits to these five VIE's totaling $800,000. The Company's deposits and any costs incurred prior to acquisition of the land or lots, represent our maximum exposure to loss. The fair value of the property owned by the VIE's was $18,443,000. Since the Company could not get the selling entities to provide us with any financial information, the fair value of the property to be acquired less cash deposits, which totaled $17,643,000, was reported on the balance sheet as Obligations related to inventory not owned. Creditors, if any, of these VIE's have no recourse against the Company.

        The Company will continue to secure land and lots using options. In addition to the deposits and other costs capitalized in connection with the five VIE's above, at June 30, 2003, the Company had total costs incurred to acquire land and lots of approximately $19,978,000, including $9,756,000 of cash and letters of credit deposits. The total purchase price under these cancellable contracts or options is approximately $301,208,000. The maximum exposure to loss is limited to deposits, although some deposits are refundable, and costs incurred prior to the acquisition of the land or lots. The Company is in the process of evaluating all option purchase agreements in effect as of January 31, 2003. Options with VIE's where the Company is the primary beneficiary will be consolidated when the transition period provisions are adopted.

        Sales status of residential properties completed or under construction is as follows:

	Balance at June 30,
	2003	2002
	(in thousands)
Under contract for sale	$76,303	$76,885
Unsold	33,592	35,394

Total residential properties completed or under construction	$109,895	$112,279

Note 5. Property and Equipment

        Property and equipment consists of the following:

	Balance at June 30,
	2003	2002
	(in thousands)
Property and equipment	$4,640	$3,967
Less: accumulated depreciation	(2,212)	(2,241)

Total property and equipment, net	$2,428	$1,726

        Depreciation expense, included in Other Costs and Expenses on the Company's Consolidated Statements of Operations and Retained Earnings, was $449,000, $526,000 and $340,000 during fiscal 2003, 2002 and 2001, respectively.

Note 6. Mortgage and Other Note Obligations

        The maximum balance outstanding under construction and inventory loan agreements at any month end during fiscal 2003, 2002 and 2001 was $133,018,000, $123,497,000 and $102,103,000, respectively. The average month end balance during fiscal 2003, 2002 and 2001 was approximately $115,490,000, $114,491,000 and $83,875,000, respectively, bearing interest at an approximate average annual rate of 4.51%, 5.63% and 7.85%, respectively. At June 30, 2003, the Company had approximately $145,112,000, available to be drawn under existing secured revolving and construction loans for planned development expenditures. Obligations under residential property and construction loans amounted to $103,797,000 and $107,551,000 at June 30, 2003 and 2002, respectively, and are repaid at a predetermined percentage (approximately 85% on average) of the selling price of a unit when a sale is completed. The repayment percentage varies from community to community and over time within the same community. Mortgage obligations secured by land held for development and sale and improvements aggregating $2,910,000 and $5,507,000 at June 30, 2003 and 2002, respectively, are due in varying installments through fiscal 2004 with annual interest at variable rates based on LIBOR or the prime rate of interest plus a spread. The LIBOR and prime rate of interest at June 30, 2003 were 1.3% and 4.0%, per annum, respectively.

        As partial consideration for the October 13, 2000 acquisition of PLC, the Company issued $1,000,000 of subordinated promissory notes to certain former PLC shareholders. The Company, via certain employment agreements entered into as a result of the acquisition, currently employs a majority of the former PLC shareholders. The subordinated promissory notes of $500,000 and $750,000 are included in Notes Payable—Related Parties at June 30, 2003 and 2002, respectively. The promissory notes bear interest, payable quarterly, at the prime rate, subject to a cap of 10% and a floor of 8% (currently incurring interest subject to the 8% floor at June 30, 2003) with principal payable on the anniversary date of the note in four equal installments.

        Included in Notes Payable—Related Parties at June 30, 2003 and 2002 is a balance due of $2,000,000 and $3,000,000, respectively under a Convertible Subordinated 7% Note dated August 8, 1996 issued to Jeffrey P. Orleans. This note is convertible into Orleans Homebuilders, Inc. common stock at $1.50 per share. As of January 1, 2003, Mr. Orleans converted the first annual installment of $1,000,000 into 666,666 shares of the Company's common stock. Interest is payable quarterly and the remaining principal is due in annual installments of $1,000,000 beginning on January 1, 2004 and 2005.

        The Company has a $4,000,000 unsecured line of credit agreement with Mr. Orleans. This agreement provides for an annual review for a one-year extension and currently expires June 30, 2004 with annual interest at LIBOR plus 4% per annum which is payable monthly. There were no principal and interest balances outstanding under this unsecured line of credit agreement at June 30, 2003 and 2002.

        Prior to October 22, 1993, the date of acquisition by the Company of Orleans Construction Corp. ("OCC"), a real estate company which was wholly owned by Mr. Orleans, OCC had advanced funds to, borrowed funds from, and paid expenses and debt obligations on behalf of Orleans Builders and Developers, L.P., a partnership in which Mr. Orleans owns a majority interest. During fiscal 2002 the Company repaid the entire outstanding principal balance and accrued interest of approximately $900,000. These advances bear interest at 7% annually. Interest incurred on these advances amounted to $31,000 and $90,000 for the years ended June 30, 2002 and 2001, respectively.

        In June, 1997, the Chester County Industrial Development Authority issued bonds in the amount of $1,855,000 and loaned the proceeds thereof to a subsidiary of the Company. The proceeds from this obligation were used to construct and operate a waste water spray irrigation facility which is servicing the Company's Willistown Chase community in Chester County, Pennsylvania. In November 2002, the Company repaid the entire outstanding principal balance of the bonds plus accrued interest. In connection with the repayment, the Company incurred a loss of approximately $61,000 as a result of the write-off of the remaining unamortized loan costs. Such amount is included in Interest Incurred on the Company's Consolidated Statement of Operations for the fiscal year 2003. Included in Other Notes Payable is the total principal and accrued interest of $1,115,000 related to the bonds at June 30, 2002.

        The following table summarizes the components of Other Notes Payable, including related party amounts.

			Outstanding Balance at June 30,
	Final Maturity Date	Annual Interest Rate
			2003	2002
			(in thousands)
Convertible Subordinated 7% Note	2005	7%	$2,000	$3,000
Subordinated Promissory Note	2004	8%-10%	500	750

Subtotal notes payable related parties			2,500	3,750

Property and Equipment	2004-2005	7 1/4%-10%	31	63
Bonds Payable (secured by mortgage receivables)	2003	10%-12%	—	46
Quaker Sewer Bonds	2002	7%	—	1,115

Subtotal other notes payable			31	1,224

Total notes payable related parties and other notes payable			$2,531	$4,974

        The following table summarizes the Company's outstanding debt obligations as of June 30, 2003 and the effect such obligations are expected to have on the Company's liquidity and cash flow in future periods. For mortgage and other note obligations, payments due by period are shown based on the expiration date of the loan. Generally, the Company repays the loan obligation at the time the homes which are collateral are delivered. Loan obligations are repaid at a predetermined percentage (approximately 85%) of the base selling price of a home when a home is delivered, which usually results in the loan being fully repaid before all homes in the development are delivered.

	Total	2004	2005	2006	2007
Obligations under residential property and construction loans	$103,797	$84,720	$10,991	$6,591	$1,495
Obligations secured by land held for development and sale and improvements	2,910	1,880	922	108	—
Notes payable—related parties	2,500	1,250	1,250	—	—
Other notes payable	31	16	15	—	—

	$109,238	$87,866	$13,178	$6,699	$1,495

Note 7. Redeemable Common Stock

        In connection with the acquisition of PLC, fully described in Note 2, the former shareholders of PLC have the right to cause the Company to repurchase the common stock issued pursuant to the PLC acquisition and related employment agreements approximately five years after the closing of the acquisition at a purchase price of $3.33 per share.

Note 8. Preferred Stock

        On October 20, 1998, the Company issued 100,000 shares of Series D Preferred Stock to Jeffrey P. Orleans in exchange for an aggregate amount of $3,000,000 in Company notes formerly held by Mr. Orleans. The Series D Preferred Stock was issued from an aggregate of 500,000 shares of Preferred Stock authorized. The Series D Preferred Stock has a liquidation value of $3,000,000, or $30.00 per share, and requires annual dividends of 7% of the liquidation value. The dividends are cumulative and are payable quarterly on the first day of March, June, September and December. The Series D Preferred Stock may be redeemed by the Company at any time after December 31, 2003, in whole or in part, at a cash redemption price equal to the liquidation value plus all accrued and unpaid dividends on such shares to the date of redemption. The Series D Preferred Stock is convertible into 2,000,000 shares of Common Stock.

Note 9. Income Taxes

        The provision (benefit) for income taxes is summarized as follows:

	For the Year Ended June 30,
	2003	2002	2001
	(in thousands)
Continuing operations:
Current	$18,609	$12,307	$6,853
Deferred	(851)	(1,500)	(79)

Total provision (benefit) for income taxes	$17,758	$10,807	$6,774

        The differences between taxes computed at federal income tax rates and amounts provided for continuing operations are as follows:

	For the Year Ended June 30,
	2003	2002	2001
	(in thousands)
Amount computed as statutory rate	$15,319	$9,765	$5,961
State income taxes, net of federal tax benefit	2,529	1,132	756
Other, net	(90)	(90)	57

Total provision (benefit) for income taxes	$17,758	$10,807	$6,774

        Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". The principal components of the Company's deferred tax asset of $233,000 at June 30, 2003 and deferred tax liability of $618,000 at June 30, 2002, are temporary differences arising from interest and real estate taxes incurred prior to commencing active construction being capitalized for financial reporting purposes while being expensed for tax purposes. In addition, temporary differences arise from net realizable value adjustments recognized for financial reporting purposes, but not for tax purposes. These temporary differences reverse ratably as the communities sellout.

        The principal items making up the deferred income tax provisions (benefits) from continuing operations are as follows:

	For the Year Ended June 30,
	2003	2002	2001
	(in thousands)
Deferred provision (benefit) for income taxes:
Interest and real estate taxes	$(528)	$298	$(371)
Difference in tax accounting for land and property sales, net	(182)	(876)	107
Accrued expenses	(168)	(223)	56
Gain from joint ventures	5	25	3
Deferred compensation	(231)	(784)	(19)
Depreciation and other	272	41	53
State taxes	(19)	19	92

Total benefit for income taxes	$(851)	$(1,500)	$(79)

        The components of net deferred taxes payable consisted of the following:

	Balance at June 30,
	2003	2002
	(in thousands)
Gross deferred tax liabilities:
Capitalized interest and real estate taxes	$(2,263)	$(2,791)
State income taxes	(1,300)	(1,319)
Other	(415)	(144)

Total gross deferred tax liabilities	(3,978)	(4,254)

Less gross deferred tax assets:
Reserve for books, not for tax	557	389
Partnership income	134	139
Executive bonus	1,796	1,515
Employment contracts	113	133
Vacation accrual	98	128
Inventory adjustment	1,502	1,320
Other	11	12

Total gross deferred tax assets	4,211	3,636

Net deferred tax assets (liabilities)	$233	$(618)

        Temporary differences represent the cumulative taxable or deductible amounts recorded in the financial statements in different years than recognized in the tax returns. SFAS No. 109 requires the

Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The Company does not have a valuation allowance for deferred tax assets at June 30, 2003. The ultimate realization of certain tax assets depends on the Company's ability to generate sufficient taxable income in the future, including the effects of future anticipated arising/reversing temporary differences.

Note 10. Stock Option Plan and Employee Compensation

Stock Based Compensation

        In December 1992, the Board of Directors adopted (i) the 1992 Stock Incentive Option Plan and (ii) the Non-Employee Directors Stock Option Plan. The 1992 Plan allows for the grant of options to purchase up to 1,210,000 shares of Common Stock of the Company. The options generally vest 25% per year beginning on the date of grant. The Non-Employee Directors Stock Option Plan allows for the grant of options to purchase up to 100,000 shares of Common Stock of the Company. All Non-Employee Directors Stock Options have been issued. No options were granted under either plan during the last three fiscal years.

        In February, 1995, the Board of Directors adopted the 1995 Stock Option Plan for Non-Employee Directors (the "1995 Directors Plan"). The 1995 Directors Plan allowed for the grant of options to purchase up to 125,000 shares of Common Stock of the Company. All 1995 Directors Plan options have been issued. The options vest 25% per year beginning on the date of grant. No options were granted under the 1995 Directors Plan during the last three fiscal years.

        The option price per share under all plans is established at the fair market value on the date of each grant. Total outstanding options under all three plans as of June 30, 2003 aggregated 637,500 options to purchase shares of Common Stock of the Company at prices ranging from $1.19 to $2.81 per share. All options expire between March 2004 and December 2008.

        At June 30, 2003, the Company has three stock-based compensation plans as described more fully above. Prior to July 1, 2002, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Effective in fiscal 1997 the Company adopted the provisions of SFAS No. 123, "Accounting for Stock Based Compensation" and, as permitted, the Company elected to continue to utilize the intrinsic value method and not to charge the fair value of such options as earned directly to the financial statements but to disclose the effects of such a charge. In December 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148") which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition provisions of this Statement are effective for fiscal years ending after December 15, 2002, and the disclosure requirements of the Statement are effective for interim periods beginning after December 15, 2002. Thus, the Company adopted the fair value recognition provisions of SFAS No. 123 prospectively to all stock awards granted, modified, or settled after July 1, 2002. Awards under the Company's plans generally have an exercise price equal to the fair market value of the underlying common stock on the date of grant, and generally vest over a four year period. The Company has not granted any awards since fiscal 1999. Given the aforementioned, the

Company's net income available for common shareholders as reported and on a pro forma basis is the same for the fiscal year ended June 30, 2003. In addition, under the intrinsic value method of measurement as permitted by SFAS No. 123, for the fiscal years ended June 30, 2002 and 2001, net income available for common shareholders as reported is $30,000 and $44,000 higher, respectively, than net income available for common shareholders on a pro forma basis, resulting in no difference to Basic or Diluted EPS as reported for the respective fiscal years. Thus, the Company believes the tabular presentation of information required under SFAS No. 148 is not meaningful and therefore is excluded.

        The following summarizes stock option activity for the three plans during the three years ended June 30, 2003:

	2003		2002		2001
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	677,500	$1.49	1,185,625	$1.22	1,188,125	$1.22
Granted	—	—	—	—	—	—
Exercised	(40,000)	0.92	(500,625)	0.86	—	—
Canceled	—	—	(7,500)	1.19	(2,500)	2.06

Outstanding, end of year	637,500	1.53	677,500	1.49	1,185,625	1.22

Exercisable, end of year	637,500	1.53	626,875	1.49	1,092,969	1.20

Available for grant, end of year	255,000		255,000		247,500

        The following table summarizes information about stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Lives (in yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.19-$1.63	520,000	3.5	$1.34	520,000	$1.34
$2.00-$2.81	117,500	1.6	$2.38	117,500	$2.38

$1.19-$2.81	637,500	3.1	$1.53	637,500	$1.53

Employee Compensation

        The Company has a bonus compensation plan for its executive officers and key employees calculated at eight percent (8%) of its consolidated operating profits before taxes and excluding nonrecurring items, income or loss arising from extraordinary items, discontinued operations, debt repurchase at a discount, and the amount of awards under the bonus compensation plan ("Pre-Tax Profits"). Three percent (3%) of the Pre-Tax Profits are awarded as an incentive to the Chairman and approximately one and one-half percent (1.5%) is awarded to the President and Chief Operating Officer. The remaining approximately 3.5% of the Pre-Tax Profits is awarded at the discretion of the Chairman in consultation with the President to other executive officers and key employees whose performance merits recognition under goals and policies established by the Board of Directors. These bonus awards are approved by the Compensation Committee of the Board of Directors. In addition certain regional employees not participating in the bonus compensation plan are awarded bonuses calculated at up to eight percent (8%) of operating profits before taxes at a regional level. The total amount of bonus compensation charged to selling, general and administrative expense under these plans was $4,364,000, $3,789,000 and $1,863,000 for the three years ended June 30, 2003, 2002 and 2001, respectively.

        In connection with the acquisition of PLC on October 13, 2000, contingent payments representing an aggregate of 50% of PLC's pretax profits in excess of $1,750,000 for each of the fiscal years ended June 30, 2001, 2002 and 2003, are payable to certain of the former PLC shareholders. The contingent payments are subject to an aggregate cumulative pay-out limitation of $2,500,000. Contingent payments of approximately $577,000, $1,529,000 and $394,000, were earned and accrued for in fiscal 2003, 2002 and 2001, respectively. Contingent payments charged to intangible assets and goodwill amounted to $462,000, $1,405,000 and $183,000 for fiscal 2003, 2002 and 2001, respectively. The remaining portion of the contingent payments was charged to selling, general and administrative expense.

401(k) Plan

        The Company has a savings and retirement plan (the "401(k) Plan"), which is a voluntary, defined contribution plan. All employees in the northern region are eligible to participate in the 401(k) Plan after attaining age 21 and completing one year of continuous service with the Company. At the discretion of the Board of Directors, the Company may make matching contributions on the participant's behalf of up to thirty-three percent (33%) of the participant's eligible annual contribution. The Company made gross contributions of approximately $217,000, $194,000 and $152,000 to the 401(k) Plan for the three years ended June 30, 2003, 2002, and 2001, respectively. All employer contributions are immediately vested.

        In addition, as part of the PLC acquisition, the Company assumed the PLC savings and retirement plan (the "PLC 401(k) Plan"), which is a voluntary, defined contribution plan. All employees in the southern region are eligible to participate in the PLC 401(k) Plan after attaining age 21 and completing one year of continuous service with the Company. At the discretion of the Board of Directors, the Company may make matching contributions on the participant's behalf of up to fifty percent (50%) of the participant's eligible annual contribution. The Company made gross contributions of approximately $69,000, $71,000 and $40,000 to the PLC 401(k) Plan for the years ended June 30, 2003, 2002, and 2001, respectively. Employer contributions vest at 20% per year after the second year.

Note 11. Earnings Per Share Computation

        The weighted average number of shares used to compute basic earnings per common share and diluted earnings per common share, and a reconciliation of the numerator and denominator used in the computation for the three years ended June 30, 2003, 2002, and 2001, respectively, are shown in the following table.

	For Year Ended June 30,
	2003	2002	2001
	(in thousands)
Total common shares issued	13,029	12,698	12,698
Shares not issued, but unconditionally issuable (1)	154	205	194
Less: Average treasury shares outstanding	742	1,158	1,340

Basic EPS	12,441	11,745	11,552
Effect of assumed shares issued under treasury stock method for stock options	542	823	615
Effect of assumed shares issued in PLC acquisition (1)	—	—	79
Effect of assumed conversion of $3,000,000 Convertible Subordinated 7% Note	1,669	2,000	2,000
Effect of assumed conversion of $3,000,000 Series D Preferred Stock	2,000	2,000	2,000

Diluted EPS shares	16,652	16,568	16,246

Net income available for common shareholders	$27,087	$17,703	$10,549
Effect of assumed conversion of $3,000,000 Convertible Subordinated 7% Note	109	130	130
Effect of assumed conversion of $3,000,000 Series D Preferred Stock	210	210	210

Adjusted net income for diluted EPS	$27,406	$18,043	$10,889

(1)
Represents portion of 273,000 shares unconditionally issuable in connection with the October 13, 2000 acquisition of PLC, not yet issued. The shares issuable in connection with the PLC acquisition are issuable in equal installments on each of the first four anniversaries of the date of the acquisition.

Note 12. Commitments and Contingencies

General

        At June 30, 2003, the Company had outstanding bank letters of credit, surety bonds and financial security agreements amounting to $73,280,000 as collateral for completion of improvements at various developments of the Company.

        At June 30, 2003 the Company had agreements to purchase land and approved homesites aggregating approximately 6,860 building lots with purchase prices totaling approximately $301,208,000. Generally, the Company structures its land acquisitions so that it has the right to cancel its agreements to purchase undeveloped land and improved lots by forfeiture of its deposit under the agreement. Furthermore, purchase of the properties is contingent upon obtaining all governmental approvals and satisfaction of certain requirements by the Company and the sellers. The Company expects to utilize purchase money mortgages, secured financings and existing capital resources to finance these acquisitions. Contingent on the aforementioned, the Company anticipates completing a majority of these acquisitions during the next several years.

        The Company currently has a commitment with various municipalities for affordable housing contributions totaling approximately $2,885,000, payable in installments through June 2008.

Personal Injury

        In January 2003, a settlement in the amount of $9,000,000 was reached in an action brought against the Company, as defendant, arising out of an injury to a workman who was injured during the construction phase of a home at a Company project located in Newtown, Bucks County, Pennsylvania. The settlement, which was further amended in June 2003, will be paid entirely by the Company's liability insurance carrier.

        In connection with the settlement, a lump sum payment of approximately $5,600,000 was paid to the plaintiff. In addition, payment in the amount of approximately $1,300,000 is to be placed in a structured settlement annuity which shall tender payments to the plaintiff, or the plaintiff's designated beneficiary in the event of the death of the plaintiff, in the amount of $5,000 per month through 2033, such payment increasing annually by 3%. Further, a payment of approximately $2,100,000 is to be placed, by the insurance carrier, in a structured settlement annuity which shall tender payments to the plaintiff in the amount of $120,000 per year beginning September 2003 and annually thereafter until the death of the plaintiff.

Carbon Monoxide Litigation

        During fiscal 2003, a class action lawsuit was filed against Orleans Homebuilders, Inc. and certain of its unnamed affiliates, in Burlington County, New Jersey. The Township of Mount Laurel intervened as a party in the lawsuit. The lawsuit alleged, in part, that certain townhomes and condominiums designed and constructed by Orleans Homebuilders, Inc. and certain of its affiliates did not have sufficient combustion air in the utility rooms, thereby causing a carbon monoxide build-up in the homes. In January 2003, the Company reached a settlement of the lawsuit. The pertinent terms of the settlement are as follows:

        Approximately 3,600 homeowners will be given the opportunity to have their homes inspected by the Township of Mount Laurel to determine whether the utility room has adequate combustion air as required by the applicable construction code in effect at the time the home was constructed. If the inspection reveals inadequate combustion air, the Company, at its sole cost, will repair the home. In addition, those homeowners given the opportunity to have their homes inspected also will be given the opportunity to receive a carbon monoxide detector at the Company's sole cost and expense. The Township of Mount Laurel will act as administrator and the Company has agreed to pay the township for the homes inspected, up to an aggregate of $100,000. Further, approximately 1,700 homeowners will be given a one time opportunity to have their gas-fired appliances inspected and cleaned at the Company's sole cost and expense. The Company has agreed to pay plaintiffs' attorneys' fees and costs of $445,000. The Company has reached a settlement with its insurer to partially cover the costs of the settlement. The Company has accrued estimated costs of approximately $500,000, net of insurance proceeds, in connection with the settlement agreement.

Colts Neck Litigation

        Pursuant to an Order dated February 6, 1996 issued by the New Jersey Department of Environmental Protection ("NJDEP"), the Company submitted a Closure/Post-Closure Plan ("Plan") and Classification Exception Area ("CEA") for certain affected portions of Colts Neck Estates, a single family residential development built by the Company in Washington Township, Gloucester County, New Jersey. The affected areas include those portions of Colts Neck where solid waste allegedly was deposited. NJDEP approved the Plan and CEA on July 22, 1996 and the Company carried it out thereafter. NJDEP as a standard condition of its approval of the Plan and CEA reserves the right to amend its approval to require additional remediation measures if warranted. Neither the implementation of the Plan nor CEA is expected to have a material adverse effect on the Company's results of operations or its financial position.

        Approximately 145 homeowners at Colts Neck instituted three lawsuits against the Company, which were separately filed in state and Federal courts between April and November 1993. These suits were consolidated in the United States District Court for the District of New Jersey and were subject to court-sponsored mediation. Asserting a variety of state and federal claims, the plaintiffs in the consolidated action alleged that the Company and other defendants built and sold them homes which had been constructed on and adjacent to land which had been used as a municipal waste landfill and a pig farm. The complaints asserted claims under the federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Solid Waste Disposal Act, the New Jersey Sanitary Landfill Facility Closure and Contingency Act, the New Jersey Spill Compensation and Control Act, as well as under state common law and other statutory law.

        In September 1993, the Company brought an action in New Jersey state court against more than 30 of its insurance companies seeking indemnification and reimbursement of costs of defense in connection with the three Colts Neck actions referred to above.

        As a result of the court sponsored mediation, the Company and the plaintiffs in the consolidated federal litigation entered into a settlement agreement. Under that agreement, which was approved by the Court, a $6,000,000 judgment was entered against the Company in favor of a class comprising most of the current and former homeowners. The Company, which had paid $650,000 on August 28, 1996 to the plaintiff class, has no liability for the remainder of the judgment, which is to be paid solely from the proceeds of the state court litigation against the Company's insurance carriers. Although, under the settlement agreement the Company is obligated to prosecute and fund the litigation against its insurance companies, the Company is entitled to obtain some reimbursement of those expenses. Specifically, under the settlement agreement, the Company may obtain reimbursement of its aggregate litigation expenses in excess of $100,000 incurred in connection with its continued prosecution of the insurance claims to the extent that settlements are reached and to the extent that the portion of those settlement funds designated to fund the litigation are not exhausted. The Company's right to reimbursement may, under certain circumstances, be limited to a total of $300,000.

        In August, 2002, settlement agreements were reached with all remaining insurance company defendants to settle the Colts Neck insurance litigation. Under the terms of the settlement agreement between the Company and the plaintiffs, the proceeds from the insurance settlements were paid to the plaintiffs. The Company, in turn, is relieved of all further obligations to prosecute the Colts Neck insurance litigation.

        The Company is not aware of any other significant environmental liabilities associated with any of its other projects.

Warranty Costs

        The Company does not maintain a separate warranty reserve, but rather accrues the cost for warranty and customer satisfaction into the cost of its homes as liability at closing for each unit based on the Company's individual budget per unit. These liabilities are reviewed on a quarterly basis and generally closed to earnings within 9 to 12 months for unused amounts with any excess amounts expensed as identified as a change in estimate.

        Many of the items relating to workmanship are completed by the existing labor force utilized to construct the other new homes in that community and are therefore already factored into the labor and overhead cost to produce each home. Any significant material defects are generally under warranty with the Company's supplier. The Company has not historically incurred any significant litigation requiring additional specific reserves for its product offerings (e.g., mold litigation).

        Formally, the Company provides all of its homebuyers with a limited one year warranty as to workmanship. In practice, the Company may exceed this warranty period with the ultimate goal of satisfying the customer. In addition, the Company enrolls all of its homes in a limited warranty program with a third party provider (with the premium paid for this program included in the individual units budgets described above). This limited warranty program generally covers certain defects for periods of one to two years and major structural defects for up to ten years and actual costs incurred are paid for by the third party provider.

        The Company warranty and customer satisfaction costs are charged to cost of sales at the time each home is closed and title and possession have been transferred to the homebuyer. The amount charged to additions represents the cost for warranty and customer satisfaction factored into the cost of each home. The amount recorded as charges incurred represents the actual warranty and customer satisfaction cost incurred for the period presented.

	For the Year Ended June 30,
	2003	2002
Balance at beginning of fiscal year	$1,499	$1,298
Additions	2,315	2,079
Charges incurred	(2,140)	(1,878)

Balance at end of fiscal year	$1,674	$1,499

Other Litigation

        From time to time, the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be accurately predicted, in the opinion of the Company any such liability will not have a material adverse effect on the financial position or operating results of the Company.

Note 13. Quarterly Financial Data (Unaudited)

        Unaudited summarized financial data by quarter for 2003 and 2002 are as follows (in thousands, except per share data):

	Three Months Ended
Fiscal 2003
	September 30	December 31	March 31	June 30
Net sales	$86,030	$86,198	$76,991	$134,095
Gross profit	19,979	18,991	17,156	32,247
Net income available for common shareholders	6,281	5,601	4,035	11,170
Net earnings per share:
Basic	$0.52	$0.46	$0.32	$0.88
Diluted	$0.38	$0.34	$0.25	$0.68
Fiscal 2002
Net sales	$80,260	$87,297	$78,243	$105,340
Gross profit	14,504	16,679	14,582	21,680
Net income available for
common shareholders	3,724	4,038	3,386	6,555
Net earnings per share:
Basic	$0.32	$0.35	$0.29	$0.55
Diluted	$0.23	$0.26	$0.20	$0.40

Note 14. Subsequent Event

        On July 28, 2003, the Company acquired all of the issued and outstanding shares of Masterpiece Homes, Inc. ("Masterpiece), and entered into an employment agreement with the president of Masterpiece. Masterpiece is an established homebuilder located in Orange City, Florida. The terms of the stock purchase agreement and employment agreement are as follows: (i) $3,900,000 in cash, at closing; and (ii) $2,130,000 payable January 1, 2005, unless prior to that date the president is terminated for cause or terminates his employment without good reason, as defined in the employment agreement; (iii) sale of 30,000 shares of the Company's common stock at $8 per share with a put option at the same price, (iv) the right to purchase 15,000 shares of the Company's common stock at $10.64 per share on December 31, 2004, 2005 and 2006; and (v) contingent payments representing 25% of Masterpiece's pre-tax profits for the calendar years ended December 31, 2004, 2005 and 2006.

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)
(Unaudited)

	December 31, 2003	June 30, 2003
Assets
Cash and cash equivalents	$13,698	$8,883
Restricted cash—customer deposits	16,032	15,065
Real estate held for development and sale:
Residential properties completed or under construction	150,021	109,895
Land held for development or sale and improvements	116,776	100,791
Inventory not owned—Variable Interest Entities	19,888	18,443
Property and equipment, at cost, less accumulated depreciation	1,390	1,257
Deferred taxes	233	233
Goodwill	6,848	4,180
Receivables, deferred charges and other assets	7,221	11,984
Land deposits and costs of future developments	34,109	19,978

Total Assets	$366,216	$290,709

Liabilities and Shareholders' Equity
Liabilities:
Accounts payable	$20,986	$29,306
Accrued expenses	25,625	27,445
Customer deposits	21,325	16,539
Obligations related to inventory not owned	19,167	17,643
Mortgage and other note obligations primarily secured by real estate held for development and sale	169,302	106,707
Notes payable—related parties	2,879	2,500
Other notes payable	116	31

Total Liabilities	259,400	200,171

Commitments and contingencies (See Note J)
Redeemable common stock	1,147	999

Shareholders' Equity:
Preferred stock, $1 par, 500,000 shares authorized:
Series D convertible preferred stock, 7% cumulative annual dividend, $30 stated value converted on December 29, 2003, issued and outstanding 100,000 shares ($3,000,000 liquidation preference) at June 30, 2003	—	3,000
Common stock, $.10 par, 20,000,000 shares authorized, 16,031,463 and 13,364,797 shares issued at December 31, 2003 and June 30, 2003, respectively	1,603	1,337
Capital in excess of par value—common stock	22,481	18,659
Retained earnings	82,468	67,589
Treasury stock, at cost (617,732 and 727,232 shares held at December 31, 2003 and June 30, 2003, respectively)	(883)	(1,046)

Total Shareholders' Equity	105,669	89,539

Total Liabilities and Shareholders' Equity	$366,216	$290,709

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
AND CHANGES IN RETAINED EARNINGS

(unaudited)
(in thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
Earned revenues
Residential properties	$121,481	$86,198	$219,864	$172,228
Land sales	—	—	457	—
Other income	1,234	1,252	2,829	2,340

Total earned revenues	122,715	87,450	223,150	174,568

Costs and expenses
Residential properties	95,170	67,207	169,979	133,258
Land sales	—	—	490	—
Other	1,001	827	2,224	1,823
Selling, general and administrative	14,110	10,277	25,558	20,069
Interest
Incurred	2,488	1,571	4,302	3,039
Less capitalized	(2,350)	(1,552)	(4,092)	(2,956)

Total costs and expenses	110,419	78,330	198,461	155,233

Income from operations before income taxes	12,296	9,120	24,689	19,335
Income tax expense	4,831	3,467	9,706	7,348
Net income	7,465	5,653	14,983	11,987

Preferred dividends	51	52	104	105

Net income available for common shareholders	7,414	5,601	14,879	11,882
Retained earnings, at beginning of period	75,054	46,783	67,589	40,502

Retained earnings, at end of period	$82,468	$52,384	$82,468	$52,384

Basic earnings per share	$0.57	$0.46	$1.16	$0.98

Diluted earnings per share	$0.45	$0.34	$0.90	$0.72

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(unaudited)
(in thousands except share data)

	Preferred Stock		Common Stock				Treasury Stock
					Capital in Excess of Par Value— Common Stock
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount		Retained Earnings	Share Held	Amount	Total
Balance at June 30, 2003	100,000	$3,000	13,364,797	$1,337	$18,659	$67,589	727,232	$(1,046)	$89,539
Redeemable common stock sold	—	—	—	—	171	—	—	—	171
Preferred stock converted to common stock	(100,000)	(3,000)	2,000,000	200	2,800	—	—	—	—
Shares issued upon conversion of a portion of Convertible Subordinated 7% Note	—	—	666,666	66	934	—	—	—	1,000
Fair market value of stock options issued	—	—	—	—	67	—	—	—	67
Stock options exercised	—	—	—	—	—	—	(4,500)	13	13
Shares issued in connection with the acquisition of PLC	—	—	—	—	(107)	—	(75,000)	107	—
Treasury stock sold redeemable at $8 per share	—	—	—	—	(43)	—	(30,000)	43	—
Net income	—	—	—	—	—	14,983	—	—	14,983
Preferred dividends	—	—	—	—	—	(104)	—	—	(104)

Balance at December 31, 2003	—	$—	16,031,463	$1,603	$22,481	$82,468	617,732	$(883)	$105,669

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
(in thousands)

	Six Months Ended December 31,
	2003	2002
Cash flows from operating activities:
Net income	$14,983	$11,987
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	292	319
Stock based compensation expense	67	11
Changes in operating assets and liabilities:
Restricted cash—customer deposits	(967)	(2,660)
Real estate held for development and sale	(39,356)	(7,237)
Receivables, deferred charges and other assets	5,252	277
Land deposits and costs of future developments	(14,131)	(8,804)
Accounts payable and other liabilities	(11,233)	(4,410)
Customer deposits	1,866	3,024

Net cash used in operating activities	(43,227)	(7,493)

Cash flows from investing activities:
Purchases of property and equipment	(212)	(518)
Acquisitions, net of cash acquired	(4,973)	(156)

Net cash used in investing activities	(5,185)	(674)

Cash flows from financing activities:
Borrowings from loans secured by real estate assets	187,758	131,131
Repayment of loans secured by real estate assets	(136,068)	(121,899)
Borrowings from other note obligations	1,654	31
Repayment of other note obligations	(266)	(1,415)
Sale of treasury stock	240	—
Stock options exercised	13	—
Preferred stock dividend	(104)	(105)

Net cash provided by financing activities	53,227	7,743

Net increase (decrease) in cash and cash equivalents	4,815	(424)
Cash and cash equivalents at beginning of year	8,883	7,257

Cash and cash equivalents at end of period	$13,698	$6,833

Supplemental disclosure of cash flow activities:
Interest paid, net of amounts capitalized	$210	$83

Income taxes paid	$12,461	$9,082

See notes to consolidated financial statements

ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(A) Summary of Significant Accounting Policies:

        The accompanying unaudited consolidated financial statements are presented in accordance with the requirements for Form 10-Q and do not include all the disclosures required by generally accepted accounting principles for complete financial statements. Reference is made to Form 10-K as of and for the year ended June 30, 2003 for Orleans Homebuilders, Inc. and subsidiaries (the "Company") for additional disclosures, including a summary of the Company's accounting policies.

        On July 28, 2003, the Company acquired all of the issued and outstanding shares of Masterpiece Homes, Inc. ("Masterpiece Homes"). Unless otherwise indicated, the term the "Company" includes the accounts of Masterpiece Homes. Masterpiece is engaged in residential real estate development in central Florida. The Consolidated Statements of Operations and Changes in Retained Earnings and the Consolidated Statements of Cash Flows include the accounts of Masterpiece from July 28, 2003 through December 31, 2003. The Consolidated Balance Sheets include the accounts of Masterpiece as of December 31, 2003. All material intercompany transactions and accounts have been eliminated.

        In the opinion of management, the consolidated financial statements contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly the consolidated financial position of the Company for the periods presented. The interim operating results of the Company may not be indicative of operating results for the full year.

        Certain prior year amounts have been reclassified to conform with the fiscal 2004 presentation.

        Recent accounting pronouncements:

        In June, 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), which establishes standards for reporting business combinations entered into after June 30, 2001 and supercedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Among other things, SFAS No. 141 requires that all business combinations be accounted for as purchase transactions and provides specific guidance on the definition of intangible assets which require separate treatment. The statement is applicable for all business combinations entered into after June 30, 2001 and also requires that companies apply its provisions relating to intangibles from pre-existing business combinations.

        In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes standards for financial accounting and reporting for intangible assets acquired individually or with a group of other assets and for the reporting of goodwill and other intangible assets acquired in a business acquisition subsequent to initial accounting under SFAS No. 141. SFAS No. 142 supercedes APB Opinion No.17, "Intangible Assets" and related interpretations. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, companies with fiscal years beginning after March 15, 2001 may elect to adopt the provision of SFAS No. 142 at the beginning of its new fiscal year. Accordingly, the Company elected to early adopt SFAS No. 142 effective with the beginning of its new fiscal year on July 1, 2001. The Company did not recognize any charge to earnings for the cumulative effect upon adoption because, at the time, all such intangibles related to the Company's acquisition of PLC for which no impairment was required under SFAS No. 142. Upon adoption, such intangibles, which were being amortized over ten years prior to adoption, are no longer amortized but continue to be subject to periodic review for impairment.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 supersedes SFAS

No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted and, in general, are to be applied prospectively. The Company adopted SFAS No. 144 effective July 1, 2002 and adoption did not have a material impact on its consolidated results of operations and financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS No. 4"), and the amendments to SFAS No. 4, SFAS No. 64, "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements" ("SFAS No. 64"). Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. An entity is not prohibited from classifying such gains and losses as extraordinary items, so long as they meet the criteria in paragraph 20 of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). However, due to the nature of the Company's operations it is not expected that such treatment will be available to the Company. Any gains or losses on extinguishments of debt that were previously classified as extraordinary items in prior periods presented that do not meet the criteria in APB No. 30 for classification as an extraordinary item will be reclassified to income from continuing operations. The provisions of SFAS No. 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002. The Company adopted the provisions of this statement on July 1, 2002 and adoption did not have a material impact on the Company's results of operations or financial position.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which is effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. SFAS No. 146 addresses the accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company does not anticipate a material impact on the results of operations or financial position from the adoption of SFAS No. 146.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS No. 148") which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, and the disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148 effective July 1, 2002. The adoption of SFAS No. 148 did not have a material impact on the financial position or results of operations of the Company.

        In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). A Variable Interest Entity (VIE) is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. FIN 46 is effective immediately for VIE's created after January 31, 2003. For VIE's created before January 31, 2003, FIN 46 must be applied at the end of the first interim or annual period ending after March 15, 2004. FIN 46 may apply to certain of our contracts to acquire land that we entered into prior to January 31, 2003. We are in the process of evaluating the applicability of FIN 46 to these contracts.

        Based on the provisions of FIN 46, the Company has concluded that whenever it enters into an option agreement to acquire land or lots from an entity and pays a significant non-refundable deposit, a VIE is created under condition (ii) (b) of the previous paragraph. The Company has been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. For each VIE created the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46. If the Company is deemed to be the primary beneficiary of the VIE it will consolidate the VIE on its balance sheet. The fair value of the VIE's inventory will be reported as "Inventory Not Owned—Variable Interest Entitity".

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatorily redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and (3) certain obligations to issue a variable number of shares. The Company adopted the provisions of this statement, as required, on July 1, 2003, and adoption did not have a material impact on the financial position of the Company.

(B) Acquisitions:

        On July 28, 2003, the Company acquired all of the issued and outstanding shares of Masterpiece Homes and entered into an employment agreement with the president of Masterpiece Homes. Masterpiece Homes is an established homebuilder located in Orange City, Florida. The terms of the stock purchase agreement and employment agreement are as follows: (i) $3,900,000 in cash, at closing; and (ii) $2,130,000 payable January 1, 2005, unless prior to that date the president is terminated for cause or terminates his employment without good reason, as defined in the employment agreement; (iii) sale of 30,000 shares of the Company's common stock at $8 per share with a put option at the same price, (iv) stock options to purchase 45,000 shares of the Company's common stock at $10.64 per share vesting equally on December 31, 2004, 2005 and 2006; and (v) contingent payments representing 25% of the pre-tax profits of Masterpiece Homes for the calendar years ended December 31, 2004, 2005 and 2006. The Company also incurred approximately $297,000 in acquisition costs to complete this transaction. The aforementioned costs are considered part of the purchase price of Masterpiece Homes, except for the following items that are considered part of, and contingent upon, the employment agreement: (a) $710,000 of the $2,130,000 payable January 1, 2005; (b) stock options to purchase 45,000 shares of the Company's common stock at $10.64 per share; and (c) contingent payments representing 25% of the pre-tax profits of Masterpiece Homes for the calendar years ended December 31, 2004, 2005 and 2006.

        The Company accounted for these transactions in accordance with SFAS No. 141, "Business Combinations", whereby approximately $5,700,000 was considered to be part of the purchase price of the business and the remainder part of employee compensation. That portion related to employee compensation will be charged to expense over the period to which it relates. With respect to the amounts allocated to the purchase, such amounts were allocated to the fair value of assets and liabilities acquired with the excess of approximately $2,668,000 allocated to goodwill.

        If the Masterpiece Homes acquisition occurred on July 1, 2002, unaudited pro forma information for the company would have been as follows:

	Three Months Ended		Six Months Ended
	December 31,
	2003	2002	2003	2002
	(in thousands, except per share amounts)
Earned revenues	$121,481	$92,983	$222,454	$185,736
Income from operations before income taxes	12,272	9,180	24,588	19,252
Net income	7,450	5,692	14,925	11,936
Earnings per share:
Basic	0.58	0.47	1.16	0.98
Diluted	0.45	0.34	0.90	0.72

(C) Mortgage and Other Note Obligations:

        On December 29, 2003 and in accordance with the terms of the Company's Convertible Subordinated 7% Note issued to Jeffrey P. Orleans, Chairman and Chief Executive Officer of the Company, the second annual installment due of $1,000,000 was converted, at $1.50 per share, into 666,666 shares of the Company's common stock. Interest on the remaining principal balance of $1,000,000 is payable quarterly and the final installment of principal is due on January 1, 2005.

(D) Redeemable Common Stock:

        In connection with the Company's acquisition of PLC on October 13, 2000, the Company issued 300,000 shares of common stock of the Company to the former shareholders of PLC. The former shareholders of PLC have the right to cause the Company to repurchase the common stock approximately five years after the closing of the acquisition at a price of $3.33 per share. As of December 31, 2003, a former shareholder of PLC sold 51,502 shares of the Company's Common Stock thereby reducing the number of shares of redeemable common stock in connection with the PLC acquisition to 248,498 shares.

        In connection with the Company's acquisition of Masterpiece Homes on July 28, 2003 (see Note B), the Company sold 30,000 shares of common stock of the Company to the president of Masterpiece Homes at $8 per share. The president of Masterpiece Homes has the right to cause the Company to repurchase the common stock at $8 per share by giving notice to the Company no later than the earlier of December 31, 2006 or 30 days after termination of his employment, as specified in his employment agreement.

(E) Preferred Stock:

        On December 29, 2003 and in accordance with the conversion features of the Company's Series D Preferred Stock, liquidation value of $3,000,000, held by Mr. Orleans, the Series D Preferred Stock was converted, at $1.50 per share, into 2,000,000 shares of the Company's common stock.

(F) Earnings Per Share:

        The weighted average number of shares used to compute basic earnings per common share and diluted earnings per common share and a reconciliation of the numerator and denominator used in the computation for the three and six months ended December 31, 2003 and 2002, respectively, are shown in the following table:

	Three Months Ended		Six Months Ended
	December 31,
	2003	2002	2003	2002
	(Unaudited) (in thousands)
Total common shares issued	13,452	12,698	13,408	12,698
Unconditional shares issuable	77	137	107	137
Less: Average treasury shares outstanding	632	737	669	737

Basic EPS shares	12,897	12,098	12,846	12,098
Effect of assumed shares issued under
treasury stock method for stock options	627	552	605	551
Effect of December 29, 2003 partial conversion of $3 million Convertible Subordinated 7% Note (1)	1,312	2,000	1,322	2,000
Effect of December 29, 2003 conversion of $3 million Series D Preferred Stock (2)	1,935	2,000	1,967	2,000

Diluted EPS shares	16,771	16,650	16,740	16,649

Net income available for common shareholders	$7,414	$5,601	$14,879	$11,882
Effect of December 29, 2003 conversion of $3 million Series D Preferred Stock (2)	51	52	104	105
Effect of December 29, 2003 partial conversion of $3 million Convertible Subordinated 7% Note (1)	22	33	43	65

Adjusted net income for diluted EPS	$7,487	$5,686	$15,026	$12,052

  (1)
  Refer to Note (C) for a discussion of the December 29, 2003 partial conversion of the $3 million Convertible Subordinated 7% Note.

  (2)
  Refer to Note (E) for a discussion of the December 29, 2003 conversion of the Series D Preferred Stock.

(G) Supplemental Cash Flow Disclosure:

        Non-cash assets acquired and liabilities assumed as a result of the Masterpiece acquisition were approximately $17,378,000 and $15,035,000, respectively.

(H) Residential Properties Completed or under Construction:

        Residential properties completed or under construction consist of the following:

	December 31, 2003	June 30, 2003
	(Unaudited) (in thousands)
Under contract for sale (backlog)	$92,416	$76,303
Unsold	57,605	33,592

Total residential properties completed or under construction	$150,021	$109,895

(I) Litigation:

        From time to time the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of liability that could arise with respect to currently pending actions cannot be accurately predicted, in the opinion of the Company any such liability will not have a material adverse effect on the financial position, operating results or cash flows of the Company.

(J) Commitments and Contingencies:

        As of December 31, 2003, the Company owned or controlled approximately 11,045 building lots. As part of the aforementioned building lots, the Company had contracted to purchase, or has under option, undeveloped land and improved lots for an aggregate purchase price of approximately $403,622,000 which is expected to yield approximately 8,024 building lots. Included in these totals are lots subject to an agreement entered into in December 2003 to purchase approximately 300 acres of undeveloped land expected to yield approximately 400 building lots with a purchase price of approximately $60,000,000.

(K) Subsequent Events:

        On January 14, 2004, the Company filed a Form S-2 Registration Statement under the Securities Act of 1993 for an offering of 2,000,000 shares of the Company's common stock, plus an additional 300,000 shares issuable upon underwriters' exercise of an over-allotment option granted to the underwriters. The Company's common stock is traded on the American Stock Exchange under the symbol "OHB". On January 13, 2004, the last reported sale price of the Company's stock was $24.25 per share. The effective date of this registration statement is unknown as of this time and there can be no assurances that the Company will complete this offering.

        On January 15, 2004, the Company signed an agreement to purchase undeveloped land expected to yield approximately 422 building lots with a purchase price of approximately $25,500,000. The Company has deposited in escrow $250,000 which is refundable through the end of the 60 day due diligence period. At the end of the due diligence period, if the Company determines to proceed, it must deposit an additional $2,750,000 and this deposit along with the initial $250,000 deposit shall be released to the seller and be substantially non-refundable at that time.

2,000,000 Shares

ORLEANS HOMEBUILDERS, INC.

Common Stock

Prospectus

                          , 2004

Deutsche Bank Securities	Wachovia Securities

JMP Securities

Until                , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other expenses of issuance and distribution.

        The following table sets forth expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the registrant.

Securities and Exchange Commission registration fee	$4,502.89
American Stock Exchange fee	22,500.00
Printing and engraving expenses	140,000.00	*
Accountants' fees and expenses	100,000.00	*
Legal fees and expenses	250,000.00	*
Transfer agent's fees and expenses	10,000.00	*
NASD filing fee	6,066.00
Miscellaneous	16,931.11	*

Total	$550,000.00	*

*
Estimated

ITEM 15. Indemnification of directors and officers.

        For information regarding provisions under which a director or officer of Orleans Homebuilders, Inc. may be insured or indemnified in any manner against any liability which he may incur in his capacity as such, reference is made to Section 145 of the Delaware General Corporation Law, which provides in its entirety as follows:

           (a)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

          (b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          (d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

          (e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

          (f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

          (g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

          (h)   For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

          (i)    For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

        See also Article V of our By-Laws which obligates us to indemnify our directors, officers, employees and agents who meet the specified standards of conduct. Section 5.8 of Article V of our Bylaws, as amended, further permits us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Orleans Homebuilders, Inc., or who is or was serving at our request as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of Article V of our Bylaws. We have purchased directors' and officers' liability insurance.

ITEM 16. Exhibits and financial statement schedules.

(a)
Exhibits

EXHIBIT NO.
1.1	Form of Underwriting Agreement**
2.1
Stock Purchase Agreement among Orleans Homebuilders, Inc., Masterpiece Homes, Inc., Robert Fitzsimmons, the David R. Robinson Trust and David R. Robinson (incorporated by reference to Exhibit 2.1 to the Company's Form 10-Q for the period ended September 30, 2003).
5.1	Opinion of Wolf, Block, Schorr and Solis-Cohen LLP with respect to the legality of the securities being offered.**

4.1
Form of Note Purchase Agreement, dated as of August 1, 1996, together with form of $3,000,000 Convertible Subordinated 7% Note due January 1, 2002 (incorporated by reference to Exhibit 4.9 to the Company's Form 10-K for the fiscal year ended June 30, 1997).
4.2	Deferral Agreement to $3,000,000 Convertible Subordinated 7% Note dated December 14, 1999 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-K for the fiscal year ended June 30, 2002).
4.3	Deferral Agreement to $3,000,000 Convertible Subordinated 7% Note dated June 13, 2001 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the fiscal year ended June 30, 2002).
4.4	Deferral Agreement to $3,000,000 Convertible Subordinated 7% Note dated December 11, 2001 (incorporated by reference to Exhibit 4.4 to the Company's Form 10-K for the fiscal year ended June 30, 2002).
10.1
Form of Indemnity Agreement executed by the Company with Directors of the Company (incorporated by reference to Exhibit B to the Company's Proxy Statement with respect to its 1986 Annual Meeting of Stockholders).
10.2	Employment Agreement between the Company and Jeffrey P. Orleans, dated June 26, 1987 (incorporated by reference to Exhibit 10.2 to the Form S-1).
10.3
$4,000,000 Unsecured Line of Credit Agreement with Jeffrey P. Orleans dated as of June 30, 1999 (incorporated by reference to Exhibit 10.4 to the Company's 1999 Form 10-K for the fiscal year ended June 30, 1999).
10.4	1992 Incentive Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 15, 1998).
10.5
1992 Non-Employee Directors Stock Option Plan (incorporated by reference to the Company's Information Statement filed with the Securities and Exchange Commission on November 5, 1995 (SEC File No. 1-6803)).
10.6
1995 Stock Option Plan for Non-Employee Directors (incorporated by reference to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 15, 1998).
10.7	Employment Agreement between the Company and Robert Fitzsimmons (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003).
10.8	$39,040,921 Mortgage Note dated November 7, 2003 by Orleans at Lambertville, LLC in favor of Wachovia Bank, National Association.*
10.9	Construction Loan Agreement dated November 7, 2003 by and between Wachovia Bank, National Association and Orleans at Lambertville, LLC.*
10.10	$17,500,000 Promissory Note (Revolving Line of Credit) dated March 9, 2000 by Parker & Lancaster Corporation in favor of Bank of America, N.A.*
10.11	Master Loan Agreement dated March 9, 2000 by and between Parker & Lancaster Corporation and Bank of America, N.A.*

10.12
First Allonge and Modification to Master Loan Agreement and Other Loan Documents dated May 30, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc. and Bank of America, N.A.*
10.13
Second Allonge and Modification to Master Loan Agreement and Other Loan Documents dated October 25, 2002 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc. and Bank of America, N.A.*
10.14
Third Allonge and Modification to Master Loan Agreement and Other Loan Documents dated September 22, 2003 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc. and Bank of America, N.A.*
10.15
Fourth Allonge and Modification to Master Loan Agreement and Other Loan Documents dated November 18, 2003 by and among Parker & Lancaster Corporation, Parker & Orleans Homebuilders, Inc. and Bank of American, N.A.*
10.16	Promissory Note ($15,500,000 Revolving Line of Credit — Master) dated May 29, 1998 by Parker & Lancaster Corporation in favor of SouthTrust Bank N.A.*
10.17	$4,500,000 Credit Line Deed of Trust Note dated May 29, 1998 by Parker & Lancaster Corporation in favor of SouthTrust Bank, N.A.*
10.18	Loan Agreement ($20,000,000 Revolving Line of Credit — Master) dated May 29, 1998 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.19	First Loan Modification Agreement (Master) dated November 4,1998 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.20	Second Loan Modification Agreement (Master) dated November 30, 1998 by and among Parker & Lancaster Corporation, Troy A. Gambril, as Trustee and SouthTrust Bank, N.A.*
10.21	Third Loan Modification Loan Agreement (Master) dated March 2, 1998 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.22	Extension Agreement (Master) dated November 22, 1999 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.23	Fourth Loan Modification Agreement (Master) dated December 21, 1999 by and among Parker & Lancaster Corporation, Troy A. Gambril, as Trustee and SouthTrust Bank, N.A.*
10.24	Loan Modification Agreement (Master Line) dated October 12, 2000 by and among Parker & Lancaster Corporation, J. Russell Parker, III, Barbara H. Parker and SouthTrust Bank, N.A.*
10.25	Loan Modification Agreement (Master) dated November 6, 2000 by and among Parker & Lancaster Corporation, Orleans Homebuilders, Inc. and SouthTrust Bank.*
10.26
Loan Assumption/Modification Agreement (Master Line) dated February 26, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., Troy A. Gambril, as Trustee and SouthTrust Bank.*
10.27
Modification Agreement (Master Line) dated March 9, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., Troy A. Gambril, as Trustee and SouthTrust Bank.*
10.28	Modification Agreement (Master Line) dated May 31, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc. and SouthTrust Bank.*

10.29
Fifth Modification Agreement and Substitution of Trustee dated June 15, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., J. Cleve Barrett, as Trustee and SouthTrust Bank.*
10.30
Sixth Loan Modification Agreement (Master Line) dated March 8, 2002 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., J. Cleve Barrett, as Trustee and SouthTrust Bank.*
10.31	Loan Modification Agreement (Master Line) dated November 11, 2003 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., and SouthTrust Bank.*
23.1	Consent of PricewaterhouseCoopers LLP.*
23.2	Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included as part of Exhibit 5).**
24.1	Power of Attorney (included on signature page of the initial filing of this registration statement).

*
Filed herewith.
**
Previously filed.

ITEM 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bensalem, State of Pennsylvania, on March 1, 2004.

ORLEANS HOMEBUILDERS, INC.
By:	JEFFREY P. ORLEANS* Jeffrey P. Orleans Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

JEFFERY P. ORLEANS* Jeffery P. Orleans	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 1, 2004
JOSEPH A. SANTANGELO Joseph A. Santangelo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 1, 2004
MICHAEL T. VESEY* Michael T. Vesey	President, Chief Operating Officer and Director	March 1, 2004
BENJAMIN D. GOLDMAN* Benjamin D. Goldman	Vice Chairman of the Board of Directors	March 1, 2004
JEROME S. GOODMAN* Jerome S. Goodman	Director	March 1, 2004
ROBERT N. GOODMAN* Robert N. Goodman	Director	March 1, 2004
ANDREW N. HEINE* Andrew N. Heine	Director	March 1, 2004

DAVID KAPLAN* David Kaplan	Director	March 1, 2004
LEWIS KATZ* Lewis Katz	Director	March 1, 2004
ROBERT M. SEGAL* Robert M. Segal	Director	March 1, 2004
JOHN W. TEMPLE* John W. Temple	Director	March 1, 2004
*By:	JOSEPH A. SANTANGELO Joseph A. Santangelo, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number
1.1	Underwriting Agreement.**
5.1	Opinion of Wolf, Block, Schorr and Solis-Cohen LLP with respect to the legality of the securities being offered.**
10.8	$39,040,921 Mortgage Note dated November 7, 2003 by Orleans at Lambertville, LLC in favor of Wachovia Bank, National Association.*
10.9	Construction Loan Agreement dated November 7, 2003 by and between Wachovia Bank, National Association and Orleans at Lambertville, LLC.*
10.10	$17,500,000 Promissory Note (Revolving Line of Credit) dated March 9, 2000 by Parker & Lancaster Corporation in favor of Bank of America, N.A.*
10.11	Master Loan Agreement dated March 9, 2000 by and between Parker & Lancaster Corporation and Bank of America, N.A.*
10.12
First Allonge and Modification to Master Loan Agreement and Other Loan Documents dated May 30, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc. and Bank of America, N.A.*
10.13
Second Allonge and Modification to Master Loan Agreement and Other Loan Documents dated October 25, 2002 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc. and Bank of America, N.A.*
10.14
Third Allonge and Modification to Master Loan Agreement and Other Loan Documents dated September 22, 2003 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc. and Bank of America, N.A.*
10.15
Fourth Allonge and Modification to Master Loan Agreement and Other Loan Documents dated November 18, 2003 by and among Parker & Lancaster Corporation, Parker & Orleans Homebuilders, Inc. and Bank of American, N.A.*
10.16	Promissory Note ($15,500,000 Revolving Line of Credit — Master) dated May 29, 1998 by Parker & Lancaster Corporation in favor of SouthTrust Bank N.A.*
10.17	$4,500,000 Credit Line Deed of Trust Note dated May 29, 1998 by Parker & Lancaster Corporation in favor of SouthTrust Bank, N.A.*
10.18	Loan Agreement ($20,000,000 Revolving Line of Credit — Master) dated May 29, 1998 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.19	First Loan Modification Agreement (Master) dated November 4,1998 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.20	Second Loan Modification Agreement (Master) dated November 30, 1998 by and among Parker & Lancaster Corporation, Troy A. Gambril, as Trustee and SouthTrust Bank, N.A.*
10.21	Third Loan Modification Loan Agreement (Master) dated March 2, 1998 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.22	Extension Agreement (Master) dated November 22, 1999 by and between Parker & Lancaster Corporation and SouthTrust Bank, N.A.*
10.23	Fourth Loan Modification Agreement (Master) dated December 21, 1999 by and among Parker & Lancaster Corporation, Troy A. Gambril, as Trustee and SouthTrust Bank, N.A.*
10.24	Loan Modification Agreement (Master Line) dated October 12, 2000 by and among Parker & Lancaster Corporation, J. Russell Parker, III, Barbara H. Parker and SouthTrust Bank, N.A.*

10.25	Loan Modification Agreement (Master) dated November 6, 2000 by and among Parker & Lancaster Corporation, Orleans Homebuilders, Inc. and SouthTrust Bank.*
10.26
Loan Assumption/Modification Agreement (Master Line) dated February 26, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., Troy A. Gambril, as Trustee and SouthTrust Bank.*
10.27
Modification Agreement (Master Line) dated March 9, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., Troy A. Gambril, as Trustee and SouthTrust Bank.*
10.28	Modification Agreement (Master Line) dated May 31, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc. and SouthTrust Bank.*
10.29
Fifth Modification Agreement and Substitution of Trustee dated June 15, 2001 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., J. Cleve Barrett, as Trustee and SouthTrust Bank.*
10.30
Sixth Loan Modification Agreement (Master Line) dated March 8, 2002 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., J. Cleve Barrett, as Trustee and SouthTrust Bank.*
10.31	Loan Modification Agreement (Master Line) dated November 11, 2003 by and among Parker & Lancaster Corporation, Parker Lancaster & Orleans, Inc., Orleans Homebuilders, Inc., and SouthTrust Bank.*
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included as part of Exhibit 5).**
24.1	Power of Attorney (included on signature page of the initial filing of this registration statement).
**	Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Overview
Competitive Strengths
Business Strategy
Certain Definitions
The Offering
Summary Financial Information
RISK FACTORS
Risks Related to Us and Our Business
Risks Related to Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF OUR COMMON STOCK; DIVIDEND POLICY
SELECTED FINANCIAL DATA
SELECTED RESIDENTIAL SALES ACTIVITY DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Overview
Competitive Strengths
Business Strategy
Operations
Residential Communities as of December 31, 2003
Residential Revenue by Type of Home for the Fiscal Year Ended June 30, 2003
Legal Proceedings
Competition
Government Regulation
Environmental Regulation and Litigation
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board Committees
Compensation of Directors
Executive Officers
Family Relationships
Executive Compensation
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF SECURITIES
Preferred Stock
Convertible Promissory Note
Transfer Agent
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INFORMATION INCORPORATED BY REFERENCE
FINANCIAL STATEMENTS
Index to Financial Statements
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (in thousands, except per share amounts)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands except share data)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands) (Unaudited)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN RETAINED EARNINGS (unaudited) (in thousands, except per share amounts)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited) (in thousands except share data)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (in thousands)
ORLEANS HOMEBUILDERS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS